

RESERVOIR

2024 ANNUAL REPORT



LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

Fiscal 2024 was another strong year for Reservoir, highlighted by the third consecutive year exceeding total revenue and operating income guidance, with award-winning music making history across genres and geographies. Our success was driven by consistent organic growth from value enhancement efforts, paired with several accretive transactions that demonstrated our commitment to growing a diversified portfolio, and bolstered by healthy industry growth.

Our catalog is the growth engine of our business, and we are executing a proven strategy that brings our music to an expanding global audience. We secure valuable and sought-after placements of our assets in films and commercials including the 2024 Super Bowl Halftime Show and establish long-term partnerships with the leading digital, social, and streaming platforms. The team's efforts in the fiscal year yielded 14% organic revenue growth over the prior year. Our fiscal year financial performance is indicative of both the quality of our assets and our ability to unlock more opportunities to generate value.

In fiscal 2024 we closed 52 transactions with genre-defining artists and the next generation of creators. A few highlights include:

- Five-time Grammy-winning rock legend Joe Walsh – our agreement includes the publishing rights to his future works, as well as his past hits as both a solo artist and with era-defining bands, The Eagles and The James Gang.

- Latin hitmaker and Latin Grammy Awards Co-Founder Rudy Pérez – the transaction included an acquisition of his back catalog and a publishing agreement for his future works.

- Pop songwriter Steph Jones – her co-write "Espresso" by Sabrina Carpenter was #1 in the U.K. for five consecutive weeks and #3 in the U.S. and has been dubbed the 'Song of the Summer' by multiple outlets.

- Songwriter and producer Rob Ragosta – his cross-genre hit co-write "Need a Favor" by Jelly Roll became the first song ever to reach Top 10 on both the Billboard Country Airplay and Mainstream Rock Airplay charts, going on to claim the top spot on multiple other charts.

- Viral rapper Armani White – his popularity rose meteorically with his global hit "BILLIE EILISH." Our agreement includes past and future publishing rights.

- Lebanese star and "Queen of Arab Pop" Nancy Ajram; Egyptian content production and distribution company RE Media; Egyptian rap duo El Sawareekh; and Saudi Arabian hip-hop label Mashrex.



LETTER TO SHAREHOLDERS

We continue to benefit from the significant growth of the wider music industry, led in part by technology bringing new artists and music to more listeners than ever before. The market added 83 million new paid subscribers in 2023, despite recent end-user price increases by global digital streaming platforms. While we are poised to benefit from what we believe will become a regular cadence of annual price increases across streaming platforms, we are keenly focused on Spotify's recent reclassification of subscriptions and compensation of creators, and the impact that has on songwriters and the music publishing ecosystem. We take our role as caretakers of our roster's bodies of work quite seriously, and we have an unwavering commitment to ensuring our roster is compensated both accurately and justly. We will continue to work toward achieving solutions with all entities that license our music.

These key drivers of our performance in fiscal 2024 also set the stage for fiscal 2025, as we build upon our position as a leading independent music company. Looking forward, we are excited to leverage advancements in technology, which will allow our music to reach new audiences in all corners of the globe.

We understand the importance of being at the forefront of how music is created, consumed, and analyzed to increase the return on our investments. Early on, our team recognized the value artificial intelligence (AI) and machine-based learning could bring to our business, and we made investing in these areas to manage our data, our music, our collateral and our collections a part of our general operating practice. We will continue to make investments in technology-enabled tools that drive our business and the industry forward.

With the increased global access to music and listeners in new geographies, genres once limited to a region are growing at a substantial rate. Our team identified the opportunity in emerging markets, including the Middle East and North Africa, early on and established a physical presence via our partnership with PopArabia. With an office of experienced staff based in the UAE, we are working with the market's most beloved artists and building our reputation as a trusted partner to bring music to new audiences around the world. Streaming growth in emerging markets is also having an outsized impact on the industry, contributing to an estimated 60% of net subscriber additions in 2023, with this share expected to rise to 70% by 2030. This data supports our strategy, and we made meaningful acquisitions in this market in fiscal year 2024 and expect to continue to do so in the future.

We closed fiscal 2024 with record-setting revenue and double-digit gains for both the top-line and Adjusted EBITDA. We posted notable growth in both business segments, with Recorded Music reporting a 22% improvement and Music Publishing reporting a 15% increase year-over-year. The strength of our results represents the success of our value enhancement initiatives in finding new opportunities for our assets, our ability to identify and execute immediately accretive deals, and the health of the music industry at large.



LETTER TO SHAREHOLDERS

The strength and predictability of our cashflow, combined with our careful approach to managing our available liquidity and debt levels, allows us to make investments to improve the efficiency of our internal operations and expand our portfolio of assets. At the end of fiscal 2024, we had over $132.3 million in total liquidity and $312.7 million in net debt. We also entered into an additional interest rate swap to gain greater comfort with our debt levels. Our financial strength positions us well to continue funding accretive acquisition opportunities.

We are entering fiscal 2025 with a strong financial foundation and a robust portfolio of assets. Our financial guidance implies 4% growth for revenue and 7% growth for Adjusted EBITDA at the midpoints. These targets reflect our confidence in driving organic growth with our value enhancement efforts and capitalizing on the projected growth of the music industry, as well as continuing our prudent cost management, with the expectation of delivering another record performance.

As the first female-founded and led publicly traded independent music company, we have a unique opportunity to help shape the dialogue around music copyrights. Creators come to Reservoir for our reputation as thoughtful stewards of their work who will find opportunities for their music with new audiences, while also ensuring they are properly compensated by all who listen to and use their work. This drives value for our creators, our company, and our shareholders. Our proven track record of being a trusted partner affords us a robust pipeline of potential targets.

We look forward to further expanding our roster and catalog, bringing our portfolio to listeners around the world, and playing an important role in the future of music.

I extend my deepest gratitude to our shareholders, the talented team we have at Reservoir, and our roster of award-winning creators.

Sincerely,

Golnar Khosrowshahi
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-39795

RESERVOIR MEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	**83-3584204**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Varick Street
Suite 801A
New York, New York 10014

(Address of principal executive offices, including zip code)

(212) 675-0541

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.0001 par value per share (the "***Common Stock***")	RSVR	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock, each at an exercise price of $11.50 per share	RSVRW	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates, computed by reference to the price at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $125,361,786.

As of May 28, 2024, there were 64,900,014 shares of Common Stock of Reservoir Media, Inc. issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated by reference to the registrant's definitive proxy statement relating to the 2024 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

RESERVOIR MEDIA, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2024

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of Reservoir Media, Inc. (hereinafter the "*Company*", the "*Registrant*", "*our*", "*we*", "*us*", or "*Reservoir*") on Form 10-K contains certain information that may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "*Securities Act*"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), that are not historical facts, and are intended to be covered by the safe harbor created thereby. All statements, other than statements of historical fact included in this Annual Report including, without limitation, statements in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" regarding the Company's financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as "expect," "believe," "anticipate," "predict," "project," "target," "goal," "intend," "continue," "could," "may," "might," "shall," "should," "will," "would," "plan," "possible," "potential," "estimate," "seek", "ongoing", "objective" and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. In addition, any statements that refer to expectations, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management's current expectations, projections and beliefs based on information currently available. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about the Company that may cause its actual business, financial condition, results of operations, performance and/or achievements to be materially different from any future business, financial condition, results of operations, performance and/or achievements expressed or implied by these forward-looking statements. For Reservoir, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include, without limitation:

- market competition, including, among others, competition against other music recording and publishing companies;

- our ability to identify, sign and retain songwriters and recording artists;

- the increased expenses associated with being a public company;

- our international operations, which subject us to the trends and developments of other countries, as well as the fluctuations of the currency exchange rate;

- our ability to attract and retain key personnel;

- risks associated with strategic acquisitions or other transactions, including, among others, business acquisitions, combinations, investments and joint ventures;

- the impact of digital music services on our marketing and distribution and the possible changes in the terms of the licensing agreements with such services, including, among others, those governing royalty rates;

- the impact of legislation that may affect the terms of our contracts with songwriters and recording artists;

- the possibility that streaming adoption or revenues may grow less rapidly or level off in the future;

- the impact of natural or human-made disasters, global health pandemics on our business, cash flows, financial condition and results of operations;

- our ability to implement, maintain, and improve effective internal controls;

- an impairment in the carrying value of our intangible and long-lived assets;

- our ability to obtain, maintain, protect and enforce our intellectual property rights;

- our involvement in intellectual property litigation, including, among others, any assertions or allegations of infringement or violation of intellectual property rights by third parties;

- the impact of digital piracy on our business, cash flows, financial condition and results of operations;

- our ability to maintain and protect the information security relating to our employees, customer, vendors and our music;

- the impact of evolving laws and regulations relating to, among others, data privacy, consumer protection and data protection, as well as the rights granted to songwriters and recording artists under the U.S. Copyright Act;

- the impact of our substantial leverage on our ability to raise additional capital to fund our operations, on our ability to react to changes in the economy or our industry and on our ability to meet our obligations under our indebtedness;

- the ability to generate sufficient cash to service all of our indebtedness, and the risk that we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful;

- the fact that our debt agreements contain restrictions that may limit our flexibility in operating our business;

- the significant amount of cash required to service our indebtedness and the ability to generate cash or refinance indebtedness as it becomes due depends on many factors, some of which are beyond our control;

- our indebtedness levels, and the fact that we may be able to incur substantially more indebtedness, which may increase the risks created by our substantial indebtedness;

- the volatility of our stock price, which could subject us to securities class action litigation;

- negative reports published by securities or industry analysts, or the lack of research or reports published by such analysts;

- the potential exercise and/or redemption of our Warrants;

- future sales by our stockholders and the potential exercise of their registration rights; and

- other risks and uncertainties, including those listed under Part I, Item 1A. "***Risk Factors.***"

Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in Part I, Item 1A. "***Risk Factors***," and actual results may differ materially from those anticipated in these forward-looking statements. The Company's securities filings can be accessed on the EDGAR section of the SEC's website at *www.sec.gov*. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

Our Company

Reservoir Media, Inc., together with its wholly-owned subsidiaries (the "***Company***", "***we***", "***our***", "***us***" and "***Reservoir***"), is one of the world's leading independent music companies. We operate a music publishing business, a recorded music business, a management business and a rights management entity in the Middle East.

We have two operating and reportable segments — Music Publishing and Recorded Music. We represent copyrights and master recordings dating back as far as the early 1900s through today, with hundreds of #1 releases worldwide. Our M&A practice is committed to both catalog acquisition and strategic expansion of the roster.

Our Music Publishing business contributed approximately $96.2 million to our revenues for the year ended March 31, 2024, representing approximately 66% of our revenues. The publishing catalog includes historic compositions written and performed by greats like Joni Mitchell, The Isley Brothers, Sonny Rollins, Louis Prima, Billy Strayhorn, Hoagy Carmichael and John Denver. Our roster of active songwriters, including Ali Tamposi, Jamie Hartman, Oak Felder, and Steph Jones, has contributed to hit songs performed by the likes of Justin Bieber, Ariana Grande, BTS, Dua Lipa and more.

Our Recorded Music business contributed approximately $42.4 million to our revenues for the year ended March 31, 2024, representing approximately 29% of our revenues. The Recorded Music business is home to Chrysalis Records, Tommy Boy Music, and Philly Groove Records, representing recordings by De La Soul, Queen Latifah, Ben Harper, The Delfonics, Sinéad O'Connor and Coolio.

Our History

Established in 2007, we are an active music company, one that owns and administers rights, and our strategy has been to build our business based on strategic acquisitions and long — term ownership of rights.

In 2010, we acquired TVT Music Publishing, home to high quality rap, hip — hop and pop music of the 1990s and 2000s. We then acquired Philly Groove Records, which included our first recorded music assets and additional publishing hits, including the Delfonics' "Ready or Not Here I Come (Can't Hide From Love)," which has been covered by artists ranging from The Fugees to Missy Elliot.

In 2012, we acquired Reverb Music and its roster of active songwriters, diversifying holdings in the United Kingdom ("***U.K.***") and adding film and television music. We also acquired the FS Media collection of catalogs in 2014, adding the catalogs of Sheryl Crow, John Denver, Billy Strayhorn, Evanescence and Creed.

In 2015, we expanded our catalog with music for film by investing in the royalty streams of Hans Zimmer's portfolio of film scores dating back to 1989's *Driving Miss Daisy* and including *The Lion King*, *Gladiator*, the *Dark Knight* franchise, and others. In 2020, we created a frontline film production music investment initiative with Atlantic Screen Group. In 2022, we invested in the royalty streams of Henry Jackman's portfolio of film scores, which included those from the *Captain America*, *Jumanji* and *Kingsman* franchises.

We acquired London-based Blue Raincoat Music Ltd and its label platform Chrysalis Records Ltd in 2019, thereby adding recorded music operations to our business, as well as the sound recordings of Sinéad O'Connor, The Specials, Generation X, The Waterboys and Go West.

Our 2020 acquisitions of Hearts Bluff and Shapiro Bernstein brought titles from the likes of Elvis, Kool & the Gang, Garth Brooks and Roy Orbison, as well as titles from the turn of the century to our portfolio. Additionally, through more individual or estate acquisitions, we have added catalogs from luminaries such as Sonny Rollins, the Commodores, Louis Prima, Bob Crewe, Mannie Fresh, Alabama, Fred Rister and many others.

During 2021, we acquired United States ("*U.S.*") based record label and music publishing company Tommy Boy Music, LLC ("*Tommy Boy*"), which helped launch the careers of Queen Latifah, Afrika Bambaataa, Digital Underground, Coolio, De La Soul, House of Pain and Naughty By Nature.

We have focused on being a full service music company and have strategically expanded to include management services through Big Life Management and Blue Raincoat Artists in the U.K. In tandem with this diversification, we have concentrated on emerging markets, which are expected to be responsible for much of the future growth in the music industry. To this end, we acquired a stake in PopArabia in January 2020 with a focus on signing artists, acquiring catalogs, and establishing a rights management company in the Middle East and North Africa ("*MENA*") region.

Through the initiatives above, we have deployed and committed approximately $659.9 million in capital through acquisitions and frontline deals over the last five years.

Industry Overview

The global music entertainment industry is experiencing significant growth. Within the larger music entertainment space, the music publishing and recorded music segments are thriving.

Streaming was the key driver for industry growth in 2023. According to the International Federation of the Phonographic Industry ("*IFPI*"), subscription streaming grew by 11.2% in 2023, representing $14 billion of revenue. This growth has been driven by an increase in subscribers and usage alike, as well as price increases. The total number of music subscribers globally was 667 million in 2023, up from 589 million in 2022. Additionally, according to Luminate (formerly MRC Data), global on-demand audio song streams increased by approximately 22.3% year-over-year in 2023. Also in 2023, the volume of music on DSPs has continued to increase, with an average of 103,500 new ISRCs delivered each day, up 10.8% from 2022.

Streaming growth in the emerging markets is also having an outsized impact on the industry and global recorded music revenues. The IFPI reports that China remained the fifth largest recorded music market and boasts the fastest rate of revenue growth for any country in the top 10 music markets. Sub-Saharan Africa, as a region, had the fastest growth of recorded music revenue growth. In MENA, streaming revenues accounted for 98.4% of total revenues, and total revenues grew by 14.4%.

Beyond growth in paying subscribers, we believe recent developments suggest that streaming pricing may have room for further optimization. In 2023, Spotify increased prices in 65 countries for the individual, duo, family and student plans. For the second time in 12 months in 2023 Deezer increased prices for all new premium and family subscriptions in key territories including France, UK, Spain, Italy and the Netherlands. YouTube increased prices of its individual and family plan tiers on both YouTube Premium and YouTube Music in the United States in 2023. In 2022, Apple Music increased prices of its individual and family plans in the United States, and Amazon Music Unlimited increased the prices of both its individual and family subscription plans.

Data in Luminate's 2023 report demonstrates the increasing importance of emerging markets and non-English content, including suggesting the potential for India to overtake the U.S. as the country with the highest overall streaming volume globally. While India's streaming volume is currently just shy of the U.S.'s, the country saw the biggest year-over-year increase in total on-demand music streams of any nation, with an increase of nearly half a trillion streams, while the U.S. volume increased by 184 billion. Furthermore, Luminate reported that the Hindi-language music market share has more than doubled from 2021 to 2023, up to nearly 8%, and also noted over 60% of both Gen Z and Millennial listener groups "listen to new music to experience new cultures and perspectives." This data supports Reservoir's investments in emerging markets, including in India and MENA.

Platforms such as gaming, home fitness and social media have evolved in ways that integrate commercial music into their services — which are all accretive revenue sources to the music industry. The evolution of car entertainment systems from physical media players to streaming connectivity has driven growth in music subscribers and digital advertising revenue for music services. By 2030, it's projected that 96% of new vehicles shipped worldwide will be built with internet connectivity.

The traditional music revenue sources of live music, touring and physical sales continue to see growth. This contributed to a 13.4% year-over-year growth of physical album sales in 2023 and 9.5% growth in performance rights revenues, according to the IFPI. In addition, synchronization revenue continued to grow 4.7% in 2023. According to the IFPI, the recorded music industry experienced 10.2% year-over-year growth overall to $28.6 billion.

In addition to their growing popularity with consumers, emerging music monetization platforms are now proactively engaging with the music entertainment industry to properly compensate rightsholders for use of music. For example, Reservoir has licensing agreements with platforms including TikTok, Peloton, Meta and Snap. These emerging music monetization platforms are now a permanent part of the music entertainment industry and have helped expand access to and listenership of music globally.

Regulatory Environment and Trends

Increased government intervention to curb piracy and improve monetization rates for content owners helps secure the future of the industry. Government interventions in the U.S. and the European Union ("*EU*") are expected to result in increased revenues for the music entertainment industry, at least in the near-term.

Music Modernization Act (the "*MMA*"). In 2018, the U.S. enacted the MMA, which resulted in reforms to music licensing through the regulation of digital music services' relationships to content owners. This includes improving the way digital music services procure mechanical licenses, requiring digital radio services, such as SiriusXM and Pandora, to make royalty payments to recording artists for recordings before 1972, and providing for direct payments of royalties owed to producers, mixers and engineers when their original works are streamed on non-interactive webcasting services.

Copyright Royalty Board (the "*CRB*"). Also in 2018, the U.S. CRB issued updated royalty rates and terms. This ruling by the CRB included increased publishing royalty rates for musical compositions in the U.S. from 2018 through 2022. While this decision was vacated in part on appeal in August 2020, the case was remanded back to the CRB for further proceedings. In June 2023, the CRB issued its final determination, which retroactively upheld the headline royalty rates initially determined in 2018, and those rates were published in the Federal Register in August 2023. In 2018, the CRB also significantly increased the royalty rates for sound recordings in the U.S. paid by SiriusXM from 2018 through 2022, and the MMA extended the term of this increase through 2027. In 2022, songwriters and publishers won a raise in streaming headline royalty rates from 10.5% to 15.1% over the 2018-2022 period. Also in 2022, The National Music Publishers' Association ("*NMPA*"), the Nashville Songwriters Association International ("*NSAI*") and the Digital Media Association ("*DiMA*") announced a settlement regarding the U.S. mechanical streaming rates for 2023-2027. In December 2022, the CRB published final regulations adopting those headline rates, which escalate from 15.15% of total revenue in 2023 to 15.20% in 2024 and then a half of a tenth of a percentage point increases in each of the next three years, peaking at 15.35% in 2027. This settlement will also change other key factors in U.S. mechanical streaming rates, including increases to per-subscriber minimums and Total Content Costs ("*TCC*").

European Union Copyright Directive. In 2019, the EU passed legislation to protect music rightsholders and recording artists. The legislation was designed to limit safe harbors from liability for copyright infringement and to ensure that rightsholders and recording artists are remunerated fairly when their music is shared online by user-uploaded content services.

EU AI Act. In 2023, the European Parliament and the Council of the EU enacted The AI Act, the first-ever legal framework aimed at addressing the risks of artificial intelligence ("*AI*"). The AI Act aims to provide AI developers and deployers with clear requirements and obligations regarding specific uses of AI to protect intellectual property owners and rightsholders.

Music Publishing

Music Publishing Industry Overview

The music publishing industry involves the identification and development of songwriters to create, market and promote compositions, as well as licensing and acquisition of rights in musical compositions from content owners (*e.g.,* publishers, songwriters, composers and other rightsholders). According to Music & Copyright, the music publishing industry generated $9.0 billion in revenues worldwide in 2023, representing an increase of 10.9% from 2022, and a compound average annual growth rate of 10.4% since 2018.

Royalties & Revenue Generation

Music publishers generally generate revenues by receiving royalties pursuant to public performance, digital, mechanical, synchronization and other licenses. In the U.S., music publishers collect and administer mechanical royalties, and statutory rates are established pursuant to the U.S. Copyright Act of 1976, as amended, for the royalty rates applicable to musical compositions for sale and licensing of recordings embodying those musical compositions. In the U.S., public performance income is administered and collected by music publishers and their performing rights organizations and, in most countries outside the U.S., collection, administration and allocation of both mechanical and performance income are undertaken and regulated by governmental or quasi-governmental authorities. Throughout the world, each synchronization license is generally subject to negotiation with a prospective licensee, and music publishers pay a contractually required percentage of synchronization income to the songwriters or their heirs and to any co-publishers.

Performance royalties generate revenue through live performance and digital performance of musical compositions to the general public, including via broadcast of musical compositions on television, radio and cable, live performance at a concert or other venue (*e.g.*, arena concerts, nightclubs), broadcast of musical compositions at sporting events, restaurants or bars, and the performance of musical compositions in staged theatrical productions.

Digital royalties include the licensing of recorded music in various digital formats and digital performance of musical compositions to the general public, such as streaming and download services.

Mechanical royalties are generated through the sale of recorded music in various physical formats, including vinyl, CDs and DVDs.

Synchronization royalties stem from the use of the musical composition in combination with visual images. This includes films or television programs, television commercials, video games and merchandising, toys or novelty items.

Music publishing also generates royalties from the licensing of copyrights for use in printed sheet music.

In the U.S., mechanical royalties are collected directly by music publishers, from The Mechanical Licensing Collective (the "**MLC**"), the nonprofit organization designated by the U.S. Copyright Office to distribute mechanical royalties for streaming pursuant to the MMA, recorded music companies or via The Harry Fox Agency, a non-exclusive licensing agent affiliated with the Society of European Stage Authors and Composers ("**SESAC**"). Outside the U.S., mechanical royalties are collected directly by music publishers or from collecting societies.

Throughout the world, publishers collect performance royalties directly or on behalf of music publishers and songwriters by performance rights organizations and collecting societies. Key performing rights organizations and collecting societies include American Society of Composers, Authors and Publishers ("**ASCAP**"), Broadcast Music Inc. ("**BMI**") and SESAC in the U.S., the Mechanical-Copyright Protection Society ("**MCPS**") and the Performing Right Society ("**PRS**") in the U.K., and the Society of Composers, Authors, and Music Publishers of Canada ("**SOCAN**") and the Canadian Musical Reproduction Rights Agency ("**CMRRA**") in Canada.

The societies pay a percentage (which is set in each country) of the performance royalties to the copyright owner(s) or administrators (i.e., the publisher(s)), referred to in the industry as the "publisher's share," and a percentage directly to the songwriter(s), referred to in the industry as the "writer's share" of the composition. Typically, the percentage split is 50% to the publisher's share and 50% to the writer's share, but this can vary. Thus, the publisher generally retains the performance royalties corresponding to its share of the work, other than any amounts they are contractually required to pay through to their clients (other publishers or writers).

Reservoir's Music Publishing Business

The operations of our Music Publishing business are conducted through all our offices, as well as various subsidiaries and sub-publishers. We own or control rights to more than 150,000 compositions as of March 31, 2024, including numerous pop hits, American standards, and motion picture and theatrical compositions. Our award-winning catalog includes over 5,000 clients as of March 31, 2024 and boasts a diverse range of genres, including pop, rock, jazz, classical, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative and gospel.

As a copyright owner and administrator of musical compositions, we promote, place, market and administer the use of our musical compositions, in addition to the creative outputs of our active songwriters. For example, we encourage recording artists to record and include our musical compositions on their recordings, offer opportunities to include our musical compositions in filmed entertainment, advertisements and digital media, and advocate for the use of our musical compositions in live stage productions. In return, our Music Publishing business garners a share of the revenues generated from use of those musical compositions via the royalties outlined above.

We continually add new musical compositions to our catalog and seek to acquire rights in musical compositions that will generate revenues over the long term. We acquire copyrights or portions of copyrights and administration rights from songwriters or other third-party holders of rights in musical compositions.

Composers' and Songwriters' Contracts

We derive our rights through contracts with composers, songwriters or their heirs and with third-party music publishers. In some instances, those contracts grant up to either 100% or some lesser percentage of copyright ownership in musical compositions and/or administration rights. In other instances, those contracts only convey to us rights to administer musical compositions for a period of time without conveying a copyright ownership interest. Our contracts grant us exclusive use rights in the jurisdictions concerned excepting any pre-existing arrangements. Many of our contracts grant us rights on a global basis. We customarily possess administration rights for every musical composition created by the songwriter or composer during the exclusive term of the contract.

While the duration of the administration rights under contracts may vary, some of our contracts grant us ownership and/or administration rights for the duration of copyright. See "— *Intellectual Property — Copyrights.*" U.S. copyright law permits authors or their estates to terminate an assignment or license of copyright (for the U.S. only) after a set period of time. See "*Risk Factors — Risks Related to Intellectual Property and Data Security — We face a potential loss of catalog to the extent that our songwriters or recording artists have a right to recapture rights in their musical compositions or recordings under the U.S. Copyright Act.*"

Recorded Music

Recorded Music Industry Overview

The recorded music industry involves the identification and development of artists to create, market and promote recordings (*i.e.,* a specific recording of a composition). According to the IFPI, the recorded music industry generated $28.6 billion of revenue globally in 2023, reflecting year-over-year growth of 10.2% and a compound annual growth rate of 10.4% since 2018.

Royalties & Revenue Generation

As with Music Publishing, the Recorded Music business also generates royalties but for the use of sound recordings, including digital, physical, synchronization and performance rights. Digital formats include streaming, downloads and the ongoing proliferation of novel access points like video gaming and social media. Physical formats include CDs, as well as through historical formats, such as vinyl albums.

Synchronization royalties stem from the use of the musical composition in combination with visual images. In Recorded Music, public performance royalties are known as neighboring rights and are generated through broadcast of music on television, radio and cable and in public spaces such as shops, workplaces, restaurants, bars and clubs. Throughout the world, collection societies in various territories collect royalties from neighboring rights to be distributed to artists, record labels and other sound recordings rights holders.

Reservoir's Recorded Music Business

Our Recorded Music business consists of three types of sound recording rights ownership. The first type is the active marketing, promotion, distribution, sale and licensing of newly created frontline sound recordings from current artists. The second type is the active marketing, promotion, distribution, sale and licensing of previously recorded and subsequently acquired catalog recordings. The third type is the acquisition of full or partial interests in existing record labels, sound recording catalogs or income rights to a royalty stream associated with an established recording artist or producer. Acquisition of these income participation interests is typically in connection with recordings that are owned, controlled, and marketed by the major record labels.

Sales, Distribution & Royalties

We generate revenues from the new releases of frontline artists and our catalog of recordings. In addition, we actively repackage music from our catalog to form new products. The distribution is handled by a network of partners that includes Proper, PIAS, Secretly, Alliance and MERLIN. All these distributors market, distribute and sell products of independent labels and artists to digital music services, retail and wholesale distributors, and various distribution centers and ventures operating internationally. Secretly and PIAS use select physical product distributors to sell our CDs and vinyl, such as Cinram in Europe and Alliance in the U.S. We also distribute select recordings and video products, including the Tommy Boy catalog, directly to digital music services through licenses we secure via our membership with MERLIN. MERLIN is one of the top global digital rights agencies in the world, negotiating licenses on behalf of many independent record labels, distributors and other music rightsholders.

Through our distribution network, our music is being sold in physical retail outlets, as well as via online retailers, and distributed in digital form to an expanding universe of digital partners including streaming services.

In connection with the digital distribution of our music, we currently partner with a broad range of digital music services, such as Amazon, Apple, Deezer, Spotify, SoundCloud, Tencent Music Entertainment Group and YouTube; radio services, such as iHeart Radio, Pandora and SiriusXM; fitness platforms, such as Apple Fitness+, Equinox, Hydrow and Peloton; and social media outlets, such as Facebook, Instagram, Snapchat and TikTok. We are actively seeking to further develop and grow our digital business.

Streaming services stream our music on an ad-supported or paid subscription basis. In addition, downloading services download our music on a per-album or per-track basis. In digital formats, per-unit costs that relate directly to physical products, such as manufacturing, inventory, and return costs do not apply. While there are some digital-specific variable costs and infrastructure investments needed to produce, market and license digital products, it is reasonable to expect that we will generally derive a higher contribution margin from streaming and downloads than from physical sales.

We or our distributor will enter into license agreements with digital music services to make our music available for access in digital formats (*e.g.*, streaming and downloads). We then provide digital assets for our music to these services in an accessible form. License agreements with these services establish our fees for the distribution of our music, which vary based on the service. We typically receive accounting from these services on a monthly basis, detailing the distribution activity, with payments rendered on a monthly basis. Since the emergence of digital formats, our business has become less seasonal in nature.

We sell our physical recorded music products through a variety of different retail and wholesale outlets, including music specialty stores, general entertainment specialty stores, supermarkets, mass merchants and discounters, independent retailers and other traditional retailers. Although some of our retailers are specialized, many of our customers offer a substantial range of products other than music. Most of our physical sales represent purchases by a wholesale or retail distributor. Our sale and return policies are in accordance with wholesale and retail distributor's requirements, applicable laws and regulations, jurisdictional and customer-specific negotiations and industry practice.

Recording Artists' Contracts

Our recording artists' contracts define the commercial relationship between our recording artists and our record labels. We negotiate recording contracts with recording artists that define our rights to use the recording artists' music. For recordings that we acquire as part of a catalog acquisition, we do not have the ability to negotiate these recording artists' contracts, and as a result, we step into the position of the previous catalog owner. In accordance with the terms of the recording artists' contracts, the recording artists receive royalties based on sales and other uses of their music. We customarily provide up-front payments to frontline recording artists, called "advances," which are recoupable by us from future amounts otherwise payable to such recording artists. We typically structure agreements with new frontline artists as net profit deals, whereby the artist receives a portion of the net profits after deducting all costs from the gross revenue.

Our frontline recording artists' contracts generally provide more favorable terms to the recording artist, entitling us to a set number of albums and an exclusive license to exploit those albums for a fixed period of time. In contrast, our catalog recording artists' contracts typically grant us ownership for the duration of copyright. See "— *Intellectual Property — Copyrights.*" U.S. copyright law permits authors or their estates to terminate an assignment or license of copyright (for the U.S. only) after a set period of time. See "*Risk Factors — Risks Related to Intellectual Property and Data Security — We face a potential loss of catalog to the extent that our songwriters or recording artists have a right to recapture rights in their musical compositions or recordings under the U.S. Copyright.*"

Our Competitive Strengths

Value Enhancement

Our synchronization team is comprised of 11 people worldwide dedicated to marketing and licensing our music for use in films, trailers, television shows, advertisements and video games. For the year ended March 31, 2024, our synchronization income accounted for 12% of our total revenues. Digital licensing covers platforms that extend from social media, background music, home fitness, to music education and music therapy. These are all new music distribution vehicles that bring new income streams to songwriters and artists and opportunities that enhance the value of intellectual properties.

Platform Positioned for Growth

We have made investments in an infrastructure that we expect to leverage as we continue to scale our Music Publishing business. Within our Recorded Music business, we have completed and integrated the acquisitions of Chrysalis Records and Tommy Boy Music and believe we are well-positioned to ingest additional master recordings into our platform resulting in additional operating leverage as we scale.

Well-Positioned to Capitalize on the Growth of the International Music Industry Driven by Streaming

In its 2023 Global Music Report, the IFPI reported that global recorded music industry revenues grew 10.2% in 2023, marking a ninth consecutive year of growth. That growth was driven by streaming revenue, which grew 10.4% overall. In particular, in 2023 paid subscription accounts rose to 667 million users, which accounted for $14 billion in revenue, an increase of 11.2% year-over-year and represented 48.9% of total global recorded music revenues.

Emerging Markets Presence and Investments in Local Content

According to the IFPI, each of the top ten global music markets grew revenue year-over-year in 2023, with the fastest growing countries including China, Brazil, and Canada. Notably the fastest growing region included Sub-Saharan Africa with a 24.7% revenue increase. MENA revenues also rose by 14.4% in 2023, exceeding the global growth rate. India's revenue also grew 15.4%, making it the 14th largest global market in 2023. We believe Reservoir's stake in PopArabia has put us in the position to capture the growth in MENA.

Since we made this investment, we have signed artists and acquired catalogs from India and the MENA region, ranging from indie tastemakers like Zeid Hamdan to regional superstars like Mohamed Ramadan and Nancy Ajram. We have also established the subsidiary ESMAA, which is a United Arab Emirates-based rights management entity working with global music rights organizations, music publishers, songwriters, record labels and artists to ensure their music and rights are fully administered and licensed in the region. In its first full year of operation, Fiscal 2022, ESMAA licensed several key music users for the first time including a multimillion dollar license with EXPO 2020 in Dubai.

We continue to be focused on acquiring and developing music content in the emerging markets to capture the higher expected growth in such regions and diversify our catalog with both global and regional content.

Experienced Leadership Team

The team is experienced in the music entertainment business, with a firm commitment to executing on its strategy on an ongoing basis. Reservoir has sustained no executive management turnover since inception, creating a team that has been working together long-term, is incentivized to continue to scale the business and increase shareholder value, and takes pride in their team, their clients, and the Company.

Environmental, Social, and Governance ("ESG") Efforts

We hold ourselves accountable to maintain environmentally sound practices, limiting our impact on the environment, while simultaneously delivering on our business goals. As part of this, we consistently engage in clean energy solutions and waste-conscious efforts, we maintain limited physical assets and we continuously evaluate methods to reduce our environmental impact, including on the physical spaces in which we operate.

Advocating for our creators is one crucial aspect of our social business. We have Board representation at leading industry non-profits across the globe, including MusiCares, Songwriters Hall of Fame, Silkroad, the NMPA, the MLC, International Confederation of Music Publishers ("*ICMP*"), and the Independent Music Publishers International Forum ("*IMPF*"), where we lead the charge on advocating for songwriter rights, artist rights and fair compensation.

In addition, we are committed to preserving the legacies of creators, so their music is heard for generations to come. To that end, we also develop and support several educational initiatives with leading universities, through which the students learn about our legacy artists and their catalogs, ensuring that the music lives on. These collaborations are ongoing at New York University. Our staff also lends their time at leading global educational institutions to invest in the next generation of business leaders. Our founder and CEO Golnar Khosrowshahi lectured at Columbia Business School for the Foundations of Entrepreneurship class and spoke at Oxford University, while other staff members have lectured or taught at New York University and Syracuse University, among others. Reservoir has also helped support educational initiatives associated with the New York Philharmonic, such as sponsoring local students to attend a donor rehearsal. In addition, Reservoir also conducted an educational program with The Door, a non-profit that provides youth development services ranging from health services, legal assistance, GED classes, job training, supportive housing, meals and recreational activities with a focus on the arts.

Our Growth Strategies

M&A

Asset and company acquisitions have been our path to growth since inception. We plan to continue to execute on our disciplined approach to M&A strategy of acquiring high-quality copyrights and recordings, including executing transactions on an off-market basis at an attractive return and capitalizing on upside potential with our value enhancement capabilities.

Active Songwriter and Artist Roster

We plan to continue expanding our active songwriter and artist roster. Our creative services, the existing roster and our value enhancement platform all contribute to our ability to attract clients across genres. We remain focused on unique talent that represents diversity across a variety of genres and sounds. We also partner with our clients to create new music, some of which tops the biggest music charts, helping to grow our presence in the contemporary music marketplace and achieve increased market share.

Embrace Commercial Innovation with New Digital Distributors and Partners

Over the past several years, we have seen licensing growth from in-home fitness platforms, with licenses issued to Peloton, Equinox and Apple Fitness+, among others. We expect our licensing volume to increase and extend to other new market entrants and digital platforms across social media, music education and other categories, such as online gaming platforms. These licenses and the associated revenues are on balance accretive to our overall revenues, and we view being on the forefront of digital licensing as a significant growth area for us. We are equally focused on our strategy of the active issuance of licenses and the pursuit of copyright infringement.

Our Songwriter and Recording Artist Value Proposition

Below is an overview of the creative and commercial services we provide to our songwriters and recording artists.

Creative Partnership

Our staff has experience identifying and contracting with songwriters and recording artists. We are not only searching for immediate hits. We actively scout and sign talent with the market potential for longevity and lasting impact. To that end we offer tailored support and resources, helping to achieve commercial and critical success.

Our ability to select recording artists who are likely to be successful is a key element of our frontline Recorded Music business strategy that targets recording artists who will achieve national, regional and international success. The frontline Recorded Music business line was established in 2019 when we acquired Chrysalis Records and relaunched it as an active frontline record label, signing and developing new talent. Our first frontline release went on to receive critical acclaim, a Mercury Award shortlist nomination and a Grammy nomination.

Many of our catalog artists continue to appeal to audiences long after they cease releasing new music. We have a process for sustaining sales across our catalog releases. Our strategy is to maximize the value of our catalog of recorded music through innovative marketing initiatives, and we use our catalog as a source of material to curate re-releases, compilations, box sets and special package releases, which provide consumers with incremental exposure to familiar music and recording artists.

Our longstanding relationships within the creative community also provide our creators with a wide network of collaborators, which we believe is a vital part of helping them to realize their best work. Our creative and A&R teams are further complemented by our marketing services team, which provides high-touch, bespoke services.

Marketing and Promotion

We are experienced in value enhancement with a proven record of success in marketing and promotion. With direct relationships at significant digital music service and social media networks, as well as radio, press, film, television retail and platforms for music entertainment.

We apply a comprehensive approach to marketing and promoting our songwriters, recording artists and their music. For our Music Publishing business, our goal is to promote our songwriters' interest in their music, enhance the value of those copyrights and promote their work and legacies as creators. Our goal for our Recorded Music business is to set up new frontline releases from emerging and established acts for success, while furthering the success of catalog releases and legacy artists. Our marketing team has experience across music publishing and recorded music, which allows us to execute long-term campaigns, while adapting quickly to changes in the marketplace. In addition, our synchronization team strives to add value to our songwriters' and recording artists' music by marketing and licensing it for use in films, trailers, television shows, advertisements and video games.

Global Reach and Local Expertise

Our team is distributed across our offices from Los Angeles to Abu Dhabi and operates as a global team. The small size of our team allows us to be nimble, and the geographic distribution enables us to look at music through a culturally relevant lens, as necessitated by different regions.

Competition

We believe we are competitive in the music publishing and recorded music industries because of our reputation among creators and content owners and our value enhancement capabilities. In addition to competing against the major music companies, we also compete against the many other independent music companies. To a lesser extent, we compete with the way consumers use their disposable income for media and entertainment. However, many of these alternatives present an opportunity for monetization for our business (*e.g.*, television, films and video games — all of which contain and license music).

The music publishing industry is highly competitive and dominated by three companies. According to Music & Copyright, Sony Music Publishing, Universal Music Publishing Group and Warner Chappell Music accounted for approximately 60% of global music publishing revenues in 2023. There are many smaller participants, including individual songwriters who self-publish their work, that collectively accounted for the remaining approximately 40% of global music publishing revenues.

The recorded music industry is also highly competitive and dominated by three companies. The three largest recorded music companies — Universal Music Group, Sony Music Entertainment and Warner Music Group — account for approximately 70% of global recorded music revenues, according to public company filings and the IFPI. Outside of these three companies are numerous participants, including independent recorded music companies, that collectively account for approximately 30% of the global recorded music market.

Intellectual Property

Copyrights

Our business is dependent on our ability to maintain rights in musical compositions and sound recordings through copyright protection.

In the U.S., copyright protection for "works made for hire" (*i.e.*, works of employees or certain specially commissioned works) created on or after January 1, 1978 generally lasts for 95 years from first publication or 120 years from creation, whichever expires first. The period of copyright protection for works created on or after January 1, 1978 that are not "works made for hire" lasts for the life of the author plus 70 years. All works that were created and published or registered in the U.S. prior to January 1, 1978 generally hold copyright protection for 95 years, subject to compliance with certain statutory provisions including notice and renewal. Additionally, the MMA extended federal copyright protection in the U.S. to sound recordings created prior to February 15, 1972. The duration of copyright protection for such sound recordings varies based on the year of publication, with all such sound recordings receiving copyright protection for at least 95 years, and sound recordings published between January 1, 1957 and February 15, 1972 receiving copyright protection until February 15, 2067. The term of copyright in the EU for musical compositions in all member states lasts for the life of the author plus 70 years. This is also true for the U.K.

In the EU, the term of copyright for sound recordings lasts for 70 years from the date of release in respect of sound recordings that were still in copyright on November 1, 2013 and for 50 years from date of release in respect of sound recordings the copyright in which had expired by that date. The EU also harmonized the copyright term for joint musical works. In the case of a musical composition with words that is protected by copyright on or after November 1, 2013, the member states of the EU are required to calculate the life of the author plus 70 years term from the date of death of the last surviving author of the lyrics and the composer of the musical composition, provided that both contributions were specifically created for the musical composition.

We are largely dependent on legislation in each jurisdiction in which we operate to protect our rights against unauthorized reproduction, distribution, public performance or rental. In all jurisdictions in which we operate, our intellectual property receives some degree of copyright protection, although the extent of effective protection varies widely. In a number of emerging countries, the protection of copyright remains inadequate.

Technological changes have focused attention on the need for new legislation that will adequately protect the rights of producers. We actively lobby in favor of industry efforts to increase copyright protection and support the efforts of organizations, such as the Recording Industry Association of America, the IFPI, the NMPA, the ICMP and the World Intellectual Property Organization.

Trademarks

We register our major trademarks in countries where we believe the protection of such trademarks is important for our business. Our major trademarks include the "Reservoir" name and circular "R" logo with blue stripe. We also use certain trademarks, including those of certain subsidiaries, pursuant to perpetual license agreements. We actively monitor and protect against activities that might infringe, dilute or otherwise harm our trademarks. We also hold the rights to various internet domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. See "*Risk Factors — Risks Related to Intellectual Property and Data Security*."

Joint Ventures

We have entered into various contractual joint venture arrangements pursuant to which we or certain of our subsidiaries jointly acquire publishing, administration, recording and related rights and interests with third parties. These contractual joint venture arrangements differ from a traditional joint venture arrangement in that we typically do not form a new standalone special purpose vehicle to enter into such arrangement or hold any such assets.

Human Capital Resources

As of March 31, 2024, we employed approximately 99 persons worldwide, including temporary and part-time employees, as well as employees that were added through acquisitions. As of March 31, 2024, none of our employees in the U.S. were subject to a collective bargaining agreement, although certain employees in our non-domestic subsidiaries were covered by national labor agreements.

Our human capital resources objectives include attracting, developing and retaining personnel, and enhancing diversity and inclusion in our workforce to foster community, collaboration and creativity among our employees, while supporting our ability to grow our business. To facilitate these objectives, we seek to foster a diverse, inclusive and safe workplace, with opportunities for employees to develop their talents and advance their careers.

Corporate Information

Our principal executive offices are located at 200 Varick Street, Suite 801A, New York, New York 10014, and our telephone number is (212) 675-0541.

Website Access to Company's Reports and Disclosure Information

Our Internet website address is https://www.reservoir-media.com, to which we regularly post copies of our press releases, public conference calls, and webcasts as well as additional information about us. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and all amendments to those reports filed, are available free of charge through the Investors section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "*SEC*"). The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We include our website address in this Annual Report on Form 10-K only as an inactive textual reference. Information contained in our website does not constitute a part of this report or our other filings with the SEC.

Item 1A. Risk Factors

You should carefully review and consider the following risk factors and the other information contained in this Annual Report, including the consolidated financial statements and the accompanying notes and matters addressed in the section titled "Cautionary Note Regarding Forward-Looking Statements," in evaluating an investment in our Common Stock or Warrants. In addition, past financial performance may not be a reliable indicator of future performance and historical trends may not predict results or trends in future periods. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect our business, financial condition and results of operations, in which case the trading price of our Common Stock and Warrants could decline and you could lose all or part of your investment.

Risk Factors Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. Risks that we deem material are described below. These risks include, but are not limited to, the following:

Risks Related to Our Business and Operations

- market competition, including, among others, competition against other music publishing companies and record companies;

- our ability to successfully execute our business strategy;

- our ability to identify, sign and retain songwriters and recording artists;

- our international operations, which subject us to the trends and developments of other countries, as well as the fluctuations of the currency exchange rate;

- the impact of a global health pandemic or any other outbreak of contagious disease or other widespread natural disaster on our business, cash flows, financial condition and results of operations;

- our ability to attract and retain key personnel;

- our ability to implement, maintain, and improve effective internal controls;

- risks associated with strategic acquisitions or other transactions, including, among others, business acquisitions, combinations, investments and joint ventures;

- the impact of legislation that may limit or result in the unenforceability of our contracts with certain songwriters or artists;

- the possibility that streaming adoption or revenues may grow less rapidly or level off in the future;

- the impact of digital music services on our marketing and distribution and the possible changes in the terms of the licensing agreements with such services, including, among others, those governing royalty rates;

- the increased expenses associated with being a public company;

- risks associated with our substantial indebtedness;

Risks Related to Intellectual Property and Data Security

- our ability to obtain, maintain, protect and enforce our intellectual property rights;

- our involvement in intellectual property litigation, including, among others, any assertions or allegations of infringement or violation of intellectual property rights by third parties;

- the impact of digital piracy on our business, cash flows, financial condition and results of operations;

- our ability to maintain and protect the information security relating to our customers, employees, vendors and our music;

- the impact of evolving laws and regulations relating to, among others, data privacy, consumer protection and data protection, as well as the rights granted to songwriters and recording artists under the U.S. Copyright Act;

Risks Related to Our Common Stock and Warrants

- the volatility of our stock prices, which could subject us to securities class action litigation;

- the potential exercise and/or redemption of our Warrants; and

- negative reports published by securities or industry analysts, or the lack of research or reports published by such analysts;

- future sales by our stockholders.

Risks Related to Our Business and Operations

We may be unable to compete successfully in the highly competitive markets in which we operate and may suffer reduced profits as a result.

The industries in which we operate are highly competitive, have experienced ongoing consolidation among major music entertainment companies and are driven by consumer preferences that are rapidly changing. Furthermore, they require substantial human and capital resources. We compete with other music publishing companies and recorded music companies to identify and sign new songwriters and recording artists with the potential to achieve long-term success and to enter into and renew agreements with established songwriters and recording artists. In addition, our competitors may, from time to time, increase the amounts they spend to discover, or to market and promote, songwriters and recording artists or reduce the prices of their music in an effort to expand market share. We may lose business if we are unable to sign successful songwriters or recording artists or to match the prices of the music offered by our competitors. Our music publishing business (the "*Music Publishing business*") competes not only with other music publishing companies, but also with songwriters who publish their own works and companies in other industries that may choose to sign direct deals with songwriters or music publishing companies. Our recorded music business (the "*Recorded Music business*") competes not only with other recorded music companies, but also with recording artists who may choose to distribute their own works (which has become more practicable as music is distributed online rather than physically) and companies in other industries that may choose to sign direct deals with recording artists or recorded music companies. Our Music Publishing business and Recorded Music business is to a significant extent dependent on technological developments, including access to and selection and viability of innovative technologies, and is subject to potential pressure from competitors as a result of their technological developments. For example, our Recorded Music business may be further adversely affected by technological developments that facilitate the piracy of music, such as Internet peer-to-peer file sharing, by an inability to enforce our intellectual property rights in digital environments and by a failure to further develop successful business models applicable to a digital environment. The Recorded Music business also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, motion pictures and video games in physical and digital formats.

We may not be able to successfully execute our business strategy.

We expect to increase revenues and cash flow through a business strategy which requires us, among others, to continue to maximize the value of our music, to significantly reduce costs to maximize flexibility and adjust to new realities of the market, to continue to act to contain digital piracy and to diversify our revenue streams into growing segments of the music entertainment business by continuing to capitalize on digital distribution and emerging technologies.

Each of these initiatives requires sustained management focus, organization and coordination over significant periods of time. Each of these initiatives also requires success in building relationships with third parties and in anticipating and keeping up with technological developments and consumer preferences and may involve the implementation of new business models or distribution platforms. The results of our strategy and the success of our implementation of this strategy will not be known for some time in the future. If we are unable to implement our strategy successfully or properly react to changes in market conditions, our business, cash flows, financial condition and results of operations could be adversely affected.

Our prospects and financial results may be adversely affected if we fail to identify, sign and retain songwriters and recording artists

We are dependent on signing and retaining songwriters who will write the hit songs of today and the classics of tomorrow. We are also dependent on identifying, signing and retaining recording artists with long-term potential, whose debut music is well received on release, whose subsequent music is anticipated by consumers and whose music will continue to generate sales as part of our catalog for years to come. The competition among music publishing and record companies for such talent is intense. Competition among music publishing and record companies to sell and otherwise market and promote music is also intense. Our competitive position is dependent on our continuing ability to attract and develop songwriters and recording artists whose work can achieve a high degree of public acceptance and who can timely deliver their music to us. Our prospects and financial results may be adversely affected if we are unable to identify, sign and retain such songwriters and recording artists under terms that are economically attractive to us. Our prospects and financial results are generally affected by the appeal of our music publishing and recorded music catalogs to consumers.

Our business operations in some foreign countries subject us to trends, developments or other events which may adversely affect our results of operations.

We are a global company with strong local presences, which have become increasingly important as the popularity of music originating from a country's own language and culture has increased in recent years. Our mix of national and international songwriters and recording artists is designed to provide a significant degree of diversification. However, our music does not necessarily enjoy universal appeal and, if it does not continue to appeal in various countries, our results of operations could be adversely impacted. As a result, our results of operations can be affected not only by general industry trends, but also by trends, developments or other events in individual countries, including:

- limited legal protection and enforcement of intellectual property rights;

- restrictions on the repatriation of capital;

- fluctuations in interest rates and foreign exchange rates;

- differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

- varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;

- exposure to different legal standards and enforcement mechanisms and the associated cost of compliance;

- difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

- tariffs, duties, export controls and other trade barriers;

- global economic and retail environment;

- longer accounts receivable settlement cycles and difficulties in collecting accounts receivable;

- recessionary trends, inflation and instability of the financial markets; and

- armed conflicts or political instability.

We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs, or at all. For example, our results of operations could be impacted by fluctuations of the U.S. dollar against most currencies. See "— *Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.*" Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profitable operations in various countries.

In addition, our results can be affected by trends, developments and other events in individual countries. There can be no assurance that in the future country-specific trends, developments or other events will not have a significant adverse effect on our business, cash flows, financial condition and results of operations. Unfavorable conditions can depress revenues in any given market and prompt promotional or other actions that adversely affect our margins.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

As we continue to expand our international operations, we become increasingly exposed to the effects of fluctuations in currency exchange rates. The reporting currency for our consolidated financial statements is the U.S. dollar. We have substantial assets, liabilities, revenues and costs denominated in currencies other than U.S. dollars, principally the British pound sterling and euro. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. From time to time, we may enter into foreign exchange contracts to hedge the risk of unfavorable foreign currency exchange rate movements.

Any future outbreak of contagious disease or other widespread natural disaster could materially and adversely affect our business.

The COVID-19 pandemic had an adverse effect on our business, cash flows, financial condition and results of operations. The COVID-19 pandemic suspended live concert tours, adversely impacting our concert promotion business and its sale of tour merchandise and made it more difficult for artists to engage in marketing efforts around the release of their new recordings. It delayed the release of new recordings by impeding the types of collaboration among artists, songwriters, producers, musicians, engineers and studios which are necessary for the delivery of those recordings. The cessation or significant delay in the production of motion pictures and television programs negatively affected synchronization revenue in our Music Publishing business and licensing revenue in our Recorded Music business.

It has been widely reported that advertisers reduced their advertising spend as a result of the COVID-19 pandemic. This resulted in a corresponding decline in licensing revenue and, to a lesser extent, ad-supported digital revenue in our Music Publishing business and synchronization, performance and ad-supported digital revenue in our Recorded Music business. While physical revenue streams — mechanical revenue in our Music Publishing business and physical revenue in our Recorded Music business — have declined significantly over the last decade, the virus outbreak has resulted in declines in our physical revenue streams related to disruptions in manufacturing and physical supply chains, the mandated closure of physical retailers, the requirement that people stay in their homes and our decisions to delay the release of new recordings from artists with a more physical consumer base.

Any future pandemic or outbreak of contagious disease like the COVID-19 pandemic or other widespread natural disaster could impact our business in a similar way and could have a material adverse effect on our results of operations and financial condition.

Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers and management team.

We compete with other music entertainment companies and other companies for top talent. Our ability to successfully implement our business strategy and to operate profitably depends, in part, on our ability to retain key personnel. If key personnel become unable or unwilling to continue in their present positions, our business, cash flows, financial condition and results of operations could be materially adversely affected. We often cannot anticipate such departures and may not be able to promptly replace key leadership personnel. Our key personnel are generally employed on an "at-will" basis. Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel.

Competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, develop or retain qualified and diverse personnel in the future, and our failure to do so could adversely affect our business, including the execution of our business strategy. Any failure by our management team to perform as expected may have a material adverse effect on our business, cash flows, financial condition and results of operations.

Failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or to comply with applicable regulations and have a material adverse effect on our business, cash flows, financial condition and results of operations.

Our management determined that material weaknesses existed in the internal controls over financial reporting while preparing our consolidated financial statements as of March 31, 2024 and 2023. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to an ineffective control environment due to improper segregation of duties and a lack of qualified personnel to address certain complex accounting transactions and an ineffective risk assessment process resulting in improper design of control activities to address certain risks of material misstatement. We have instituted plans to remediate these issues and continue to take remediation steps, including hiring additional personnel and implementing new processes and controls in connection with financial reporting. Although we believe the hiring of additional accounting resources and implementation of processes and controls to better identify and manage segregation of duties will remediate the weakness with respect to insufficient personnel, there can be no assurance that the material weaknesses will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately and to prepare consolidated financial statements within the time periods specified by the rules and regulations of the SEC could be adversely affected, which, in turn, may have a material adverse effect on our business, cash flows, financial condition and results of operations.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until after we are no longer an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the "***JOBS Act***"). At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls over financial reporting are documented, designed or operating. Any failure to implement and maintain effective internal controls over financial reporting could also adversely affect the results of periodic management evaluations and the independent registered public accounting firm's annual attestation reports regarding the effectiveness of our internal controls over financial reporting that will eventually be required to include in our periodic reports that are filed with the SEC.

Matters impacting our internal controls over financial reporting may cause us to be unable to report our consolidated financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable Nasdaq listing rules, which may result in a breach of the covenants under our $450 million senior secured revolving credit facility (the "***Senior Credit Facility***") or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements could also suffer if we or our independent registered public accounting firm continue to report a material weakness in our internal controls over financial reporting. This could materially adversely affect our business, cash flows, financial condition and results of operations and lead to a decline in the market price of our Common Stock and Warrants.

A significant portion of our revenues are subject to rate regulation either by government entities or by local third-party collecting societies throughout the world and rates on other income streams may be set by governmental proceedings, which may limit our profitability.

Mechanical royalties and performance royalties are two of the main sources of income to our Music Publishing business and mechanical royalties are a significant expense to our Recorded Music business. In the U.S., mechanical royalty rates are set every five years pursuant to an administrative process under the U.S. Copyright Act, unless rates are determined through industry negotiations, and performance royalty rates are determined by negotiations with performing rights societies, the largest of which, the American Society of Composers, Authors and Publishers (the "*ASCAP*") and Broadcast Music, Inc. (the "*BMI*"), are subject to a consent decree rate-setting process if negotiations are unsuccessful. Outside the U.S., mechanical and performance royalty rates are typically negotiated on an industry-wide basis. In most territories outside the U.S., mechanical royalties are based on a percentage of wholesale prices for physical product and based on a percentage of consumer prices for digital formats. The mechanical and performance royalty rates set pursuant to such processes may adversely affect us by limiting our ability to increase the profitability of our Music Publishing business. If the mechanical and performance royalty rates are set too high, it may also adversely affect us by limiting our ability to increase the profitability of our Recorded Music business. In addition, the rates that our Recorded Music business receives in the U.S. for webcasting and satellite radio are set every five years by an administrative process under the U.S. Copyright Act unless rates are determined through industry negotiations. It is important as revenues continue to shift from physical to diversified distribution channels that we receive fair value for all the uses of our intellectual property as our business model now depends upon multiple revenue streams from multiple sources. The rates set for our Music Publishing and Recorded Music income sources through collecting societies or legally prescribed rate-setting processes could have a material adverse impact on our business prospects.

We may not have full control and ability to direct the operations we conduct through joint ventures.

We currently have interests in a number of joint ventures and may in the future enter into further joint ventures as a means of conducting our business. In addition, we structure certain of our relationships with songwriters and recording artists as joint ventures. We may not be able to fully control the operations and the assets of our joint ventures, and we may not be able to make major decisions or may not be able to take timely actions with respect to our joint ventures unless our joint venture partners agree.

As part of our growth strategy, we intend to acquire, combine with or invest in other businesses and will face risks inherent in such transactions.

We have in the past engaged, and will continue, from time to time in the future, to engage, in opportunistic strategic acquisitions or other transactions, which could involve, in addition to acquisitions, combinations or dispositions of businesses or assets, or strategic alliances or joint ventures with companies engaged in music entertainment, entertainment or other businesses. Any such combination could be material, be difficult to implement, disrupt our business or change our business profile, focus or strategy significantly. In addition, to the extent we seek to grow our business through acquisitions, we may not be able to successfully identify attractive acquisition opportunities or consummate any such acquisitions if we cannot reach an agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. Furthermore, competition for acquisitions in the markets in which we operate has increased during recent years, and may continue to increase in the future, which may result in an increase in the costs of acquisitions or may cause us to refrain from making certain acquisitions. We may not be able to complete future acquisitions on favorable terms, if at all.

If we do complete future acquisitions, there can be no assurance that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our business, cash flows, financial condition and results of operations, including:

- potential disruption of our ongoing business and distraction of management;

- potential loss of songwriters or recording artists from our rosters;

- difficulty integrating the acquired businesses or segregating assets to be disposed of;

- exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses we may acquire;

- reputational or other damages to our business as a result of a failure to consummate such a transaction for, among other reasons, failure to gain antitrust approval;

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- changing our business profile in ways that could have unintended consequences and challenges in achieving strategic objectives, cost savings and other anticipated benefits;

- difficulty in maintaining controls, procedures and policies during the transition and integration;

- challenges in integrating the new workforce and the potential loss of key employees, particularly those of the acquired business; and

- use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

If we enter into significant transactions in the future, related accounting charges may affect our financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes to our capital structure, including the incurrence of additional indebtedness, which may be substantial. Conversely, any material disposition could reduce our indebtedness or require the amendment or refinancing of our outstanding indebtedness or a portion thereof. We may not be successful in addressing these risks or any other problems encountered in connection with any strategic or transformative transactions. There can be no assurance that if we make any future acquisitions, investments, strategic alliances or joint ventures or enter into any business combination, that they will be completed in a timely manner, or at all, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful.

We may also be unsuccessful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these transactions. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both. In addition, if any new business in which we invest or which we attempt to develop does not progress as planned, we may not recover the funds and resources we have expended and this could have a negative impact on our businesses or us and our subsidiaries as a whole.

Governments could enact new legislation or could make regulatory determinations that affect the terms of our contracts with songwriters and recording artists.

Some songwriter and recording artist groups, particularly in Europe, are urging governments to intervene in the music streaming business in ways that could affect the terms agreed in our contracts with them. Governments, including states in the United States, have enacted or considered enacting legislation limiting the duration that an individual can be bound under a "personal services" contract, which could impair our ability to retain the services of key artists and songwriters. Government intervention in the music streaming business could have an adverse effect on our business, cash flows, financial condition and results of operations.

We are aware of a number of judicial decisions and legislative proposals that could bring about major reforms in worker classification. Although we believe that the songwriter and recording artist with which we partner are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that our songwriter and recording artist are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay Social Security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that our songwriter and recording artist are our employees could have a material adverse effect on our business, cash flows, financial condition and results of operations.

If streaming adoption or revenues grow less rapidly or level off, our prospects, business, cash flows, financial condition and results of operations may be adversely affected.

Streaming revenues are important because they have offset declines in downloads and physical sales and represent a growing area of our Music Publishing business and Recorded Music business. There can be no assurance that this growth pattern will persist or that digital revenues will continue to grow at a rate sufficient to offset and exceed declines in downloads and physical sales. If growth in streaming revenues levels off or fails to grow as quickly as it has over the past several years, our Music Publishing business and Recorded Music business may experience reduced levels of revenues and operating income.

We are substantially dependent on a limited number of digital music services for the online distribution and marketing of our music, and they are able to significantly influence the pricing structure for online music stores and may not correctly calculate royalties under license agreements.

We derive an increasing portion of our revenues from the licensing of music through digital distribution channels. We are currently dependent on a small number of leading digital music services. We have limited ability to increase our wholesale prices to digital music services as a small number of digital music services control much of the legitimate digital music business. If these services were to adopt a lower pricing model or if there were structural changes to other pricing models, we could receive substantially less for our music, which could cause a material reduction in our revenues, unless offset by a corresponding increase in the number of transactions. We currently enter into short-term license agreements with many digital music services and provide our music on an at-will basis to others. There can be no assurance that we will be able to renew or enter into new license agreements with any digital music service. The terms of these license agreements, including the royalty rates that we receive pursuant to them, may change as a result of changes in our bargaining power, changes in the industry, changes in the law, or for other reasons. Decreases in royalty rates, rates of revenue sharing or changes to other terms of these license agreements may materially impact our business, operating results and financial condition. Digital music services generally accept and make available all of the music that we deliver to them. However, if digital music services in the future decide to limit the types or amount of music they will accept from music entertainment companies like us, our revenues could be significantly reduced. See "*Description of Our Business — Recorded Music — Sales and Digital Distribution.*"

We are also substantially dependent on a limited number of digital music services for the marketing of our music. A significant proportion of the music streamed on digital music services is from playlists curated by those services or generated from those services' algorithms. If these services were to fail to include our music on playlists, change the position of our music on playlists or give us less marketing space, it could adversely affect our business, cash flows, financial condition and results of operations.

Under our license agreements and relevant statutes, we receive royalties from digital music services in exchange for the rights to stream or otherwise offer our music. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of music offered and the country in which it is sold, identification of the appropriate licensor, and the service tier on which music is made available. As a result, we may not be paid appropriately for our music. Failure to be accurately paid our royalties may adversely affect our business, cash flows, financial condition and results of operations.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us or our songwriters, artists or key personnel could adversely affect our business.

Our professional reputation is essential to our continued success and any decrease in the quality of our reputation could impair our ability to, among others, recruit and retain qualified and experienced key personnel, retain or attract songwriters and artists and/or enter into licensing or other contractual arrangements. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning us or our artists, songwriters or key personnel. Any adverse publicity relating to us or such individuals or entities that we employ or represent, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination or other misconduct, could result in significant media attention, even if not directly relating to or involving us, and could have a negative impact on our professional reputation. This could result in termination of licensing or other contractual relationships or impact our ability to attract and retain songwriters, artists or key personnel, all of which could adversely affect our business, cash flows, financial condition and results of operations.

The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert from our business operations.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. As a result, we incur significant legal, accounting and other expenses. Our management team and many of our other employees need to devote substantial time to compliance and other requirements of being a public company.

In addition, the need to maintain the corporate infrastructure demanded of a public company may also divert management's attention from implementing our business strategy, which could prevent us from improving our business, financial condition, cash flows and results of operations. We have made, and will continue to make, changes to our internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures that we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition, cash flows and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will continue to increase our administration expenses.

Our substantial indebtedness could adversely affect our business, cash flows, financial condition and results of operations.

We are borrowers under the Senior Credit Facility, which has a revolving credit commitment to $450 million and is scheduled to mature in December 2027.

Our substantial indebtedness could:

- require us to dedicate a substantial portion of cash flow from operations to payments in respect of our indebtedness, thereby reducing the availability of cash flow to fund working capital, potential acquisition opportunities and other general corporate purposes;

- increase the amount of interest that we have to pay, because most of our borrowings are at variable rates of interest, which will result in higher interest payments if interest rates increase and, if and when we are required to refinance any of our indebtedness, an increase in interest rates would also result in higher interest costs;

- increase our vulnerability to adverse general economic or industry conditions;

- require refinancing, which we may not be able to do on reasonable terms;

- limit our flexibility in planning for, or reacting to, competition and/or changes in our business or the industry in which we operate;

- limit our ability to borrow additional funds;

- restrict us from making strategic acquisitions or necessary divestitures or otherwise exploiting business opportunities; and

- place us at a competitive disadvantage compared to our competitors that have less debt and/or more financial resources.

In addition, despite our anticipated levels of indebtedness, we may be able to incur substantially more indebtedness under the Senior Credit Facility, which may increase the risks created by our indebtedness and could have a material adverse effect on our business, cash flows, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations will depend on our future operating performance and on economic, financial, competitive, legislative and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which we and our subsidiaries may be subject. Many of these factors may be beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations, that currently anticipated operating improvements will be realized or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay acquisitions, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of the Senior Credit Facility or any future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Our inability to generate sufficient cash flow to satisfy our debt service or other obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could have a material adverse effect on our business, cash flows, financial condition and results of operations.

Provisions in the Charter and Delaware law may have the effect of discouraging lawsuits against our directors and officers.

The Charter requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery (the "***Chancery Court***") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of us, (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to the Delaware General Corporation Law, the Charter or the Bylaws, or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. In addition, subject to the provisions of the preceding sentence, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any action the subject matter of which is within the scope of the first sentence of this paragraph is filed in a court other than the courts in the State of Delaware (a "***foreign action***") in the name of any stockholder, such stockholder will be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the first sentence of this paragraph, and (y) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the foreign action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and to have consented to the forum provisions in the Charter. This forum selection clause may discourage claims or limit stockholders' ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce this forum selection clause is low, if a court were to determine this forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our business, cash flows, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Anti-takeover provisions contained in the Charter and the Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Charter and the Bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Common Stock and Warrants.

Risks Related to Intellectual Property and Data Security

Failure to obtain, maintain, protect and enforce our intellectual property rights could substantially harm our business, cash flows, financial condition and results of operations.

The success of our business depends on our ability to obtain, maintain, protect and enforce our trademarks, copyrights and other intellectual property rights. The measures that we take to obtain, maintain, protect and enforce our intellectual property rights, including, if necessary, litigation or proceedings before governmental authorities and administrative bodies, may be ineffective, expensive and time-consuming and, despite such measures, third parties may be able to obtain and use our intellectual property rights without our permission. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to obtain, maintain, protect or enforce our intellectual property rights. Failure to obtain, maintain, protect or enforce our intellectual property rights could harm our brand or brand recognition and adversely affect our business, cash flows, financial condition and results of operations.

We also in-license certain major trademarks for certain wholly-owned subsidiaries from third parties pursuant to perpetual, royalty-free license agreements that may be terminated by the licensor under certain circumstances, including our material breach of the terms of such license agreements. Upon any such termination, we may be required to either negotiate a new or reinstated agreement with less favorable terms or otherwise lose our rights to use the licensed trademarks.

Our involvement in intellectual property litigation could adversely affect our business, cash flows, financial condition and results of operations.

Our business is highly dependent upon intellectual property, an area that has encountered increased litigation in recent years. If we are alleged to infringe, misappropriate or otherwise violate the intellectual property rights of a third party, any litigation to defend the claim could be costly and would divert the time and resources of management, regardless of the merits of the claim and whether the claim is settled out of court or determined in our favor. There can be no assurance that we would prevail in any such litigation. If we were to lose a litigation relating to intellectual property, we could be forced to pay monetary damages and to cease using certain intellectual property or technologies. Any of the foregoing may adversely affect our business, cash flows, financial condition and results of operations.

Assertions or allegations, even if not true, that we have infringed or violated intellectual property rights could harm our reputation and business, cash flows, financial condition and results of operations.

Third parties, including artists, copyright owners and other online music platforms, have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their copyright or other intellectual property rights. As we face increasing competition globally, the possibility of intellectual property rights claims against us grows.

We also sublicense some of our licensed music content to other platforms. Our agreements with such third-party platforms typically require them to comply with the terms of the license and applicable copyright laws and regulations. However, there is no guarantee that the third-party platforms to which we sublicense our content will comply with the terms of their license arrangements or all applicable copyright laws and regulations. In the event of any breach or violation by such platforms, we may be held liable to the copyright owners for damages and be subject to legal proceedings as a result, in which case our reputation and business, cash flows, financial condition and results of operations may be materially and adversely affected.

In addition, music, internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Other companies in these industries may have larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for intellectual property infringement. Furthermore, from time to time, we may introduce new products and services, which could increase our exposure to intellectual property claims. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our reputation and/or business, cash flows, financial condition and results of operations.

Digital piracy could adversely impact our business, cash flows, financial condition and results of operations.

A substantial portion of our revenue comes from the distribution of music, which is potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to us, including as a result of "stream-ripping." In its Engaging with Music 2023 report, the IFPI surveyed over 43,000 people to examine the ways in which music consumers aged 16 to 64 engaged with recorded music across 26 countries. Of those surveyed, 29% had used illegal or unlicensed methods to listen to or download music and 20% had used an unlicensed mobile app to illegally download music. Organized industrial piracy may also lead to decreased revenues. The impact of digital piracy on legitimate music revenues and subscriptions is hard to quantify, but we believe that illegal file sharing and other forms of unauthorized activity, including stream manipulation, have a substantial negative impact on music revenues.

As with many technological innovations, AI and machine learning technologies, also presents additional risks and challenges that could affect our business. AI and machine learning technologies are complex and rapidly evolving and the potential for AI-generated music has also introduced new challenges for protecting our intellectual property and other rights of our artists and songwriters. Along with an uncertain regulatory environment these challenges include new forms of intellectual property infringement through the unauthorized reproduction of copyrighted works and the name, images, likeness and voices of our artists and songwriters to "train" AI applications and to create unauthorized derivative works.

If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor), if we are unsuccessful in our efforts to lobby governments to enact and enforce stronger legal penalties for copyright infringement or if we fail to develop effective means of protecting and enforcing our intellectual property (whether copyrights or other intellectual property rights such as patents, trademarks and trade secrets) or our music entertainment-related products or services, our business, cash flows, financial condition, results of operations and prospects may suffer.

If we or our service providers do not maintain the security of information relating to our customers, employees and vendors and our music, security information breaches through cyber security attacks or otherwise could damage our reputation with customers, employees, vendors and artists, and we could incur substantial additional costs, become subject to litigation and our results of operations and financial condition could be adversely affected.

We receive certain personal information about our customers and potential customers, and we also receive personal information concerning our employees, artists and vendors. In addition, our online operations depend upon the secure transmission of confidential information over public networks.

We maintain security measures with respect to such information, but despite these measures, such information may still be vulnerable to security breaches by computer hackers and others that attempt to penetrate the security measures that we have in place. A compromise of our security systems (through cyber-attacks, which are rapidly evolving and sophisticated or otherwise) that results in personal information being obtained by unauthorized persons or other bad acts could adversely affect our reputation with our customers, potential customers, employees, artists and vendors, as well as our business, cash flows, financial condition and results of operations, and could result in litigation against us or the imposition of governmental penalties. Unauthorized persons have also attempted to redirect payments to or from us. If any such attempt were successful, we could lose and fail to recover the redirected funds, which loss could be material. We may also be subject to cyber-attacks that target our music, including not-yet-released music. The theft and premature release of this music may adversely affect our reputation with current and potential artists and adversely impact our business, cash flows, financial condition and results of operations. In addition, a security breach could require that we expend significant additional resources related to our information security systems and could result in a disruption of our business operations.

We rely on third-party data storage providers, including cloud storage solution providers, resulting in less direct control over our data. Such third parties may also be vulnerable to security breaches and compromised security systems, which could adversely affect our business, cash flows, financial condition and results of operations.

Evolving laws and regulations concerning data privacy may result in increased regulation and different industry standards, which could result in monetary penalties, increase the costs of operations or limit our activities.

We engage in a wide array of online activities globally and are thus subject to a broad range of related laws and regulations including, for example, those relating to privacy, consumer protection, data retention and data protection, online behavioral advertising, geo-location tracking, text messaging, e-mail advertising, mobile advertising, content regulation, defamation, age verification, the protection of children online, social media and other Internet, mobile and online-related prohibitions and restrictions. The regulatory framework for privacy and data security issues worldwide has become increasingly burdensome and complex, and is likely to continue to be so for the foreseeable future. Practices regarding the collection, use, storage, transmission, security and disclosure of personal information by companies operating over the Internet and mobile platforms are receiving ever-increasing public and governmental scrutiny.

The U.S. government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for even greater regulation for the collection of information concerning consumer behavior on the Internet and mobile platforms, including regulation aimed at restricting certain targeted advertising practices, the use of location data and disclosures of privacy practices in the online and mobile environments, including with respect to online and mobile applications. State governments are engaged in similar legislative and regulatory activities (including the California Consumer Privacy Act ("*CCPA*") effective on January 1, 2020, the California Privacy Rights and Enforcement Act, effective January 1, 2023 ("*CPRA*") and other analogous statutes more recently in other states). The effects of CCPA and these other recently adopted laws includes an increased ability of individuals to control the use of their personal data; heightened transparency obligations, increased obligations of companies to maintain the security of data; and increased exposure to fines or damages for companies that do not accord individuals their specified privacy rights, that experience data breaches or that do not maintain cybersecurity at certain levels of quality.

In addition, privacy and data security laws and regulations around the world are being implemented rapidly and evolving. These new and evolving laws (including the European Union General Data Protection Regulation effective on May 25, 2018) have resulted in greater compliance burdens for companies with global operations. Globally, many government and consumer agencies have also called for new regulation and changes in industry practices with respect to information collected from consumers, electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising.

Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the collection, use or disclosure of customer data, or regarding the manner in which the express or implied consent of consumers for such collection, use and disclosure is obtained. Such changes may require us to modify our operations, possibly in a material manner, and may limit our ability to develop new products, services, mechanisms, platforms and features that make use of data regarding our customers and potential customers. Any actual or alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability, fines and may require us to expend significant resources in responding to and defending such allegations and claims, regardless of merit. Claims or allegations that we have violated laws and regulations relating to privacy and data security could also result in negative publicity and a loss of confidence in us.

We face a potential loss of catalog to the extent that our songwriters or recording artists have a right to recapture rights in their musical compositions or recordings under the U.S. Copyright Act.

The U.S. Copyright Act provides authors (or their heirs) a right to terminate U.S. licenses or assignments of rights in their copyrighted works in certain circumstances. This right does not apply to works that are "works made for hire." Since the enactment of the Sound Recordings Act of 1971, as amended, which first accorded federal copyright protection for sound recordings in the U.S., virtually all of our agreements with recording artists provide that such recording artists render services under a work-made-for-hire relationship. A termination right exists under the U.S. Copyright Act for U.S. rights in musical compositions that are not "works made for hire." If any of our commercially available sound recordings were determined not to be "works made for hire," then the recording artists (or their heirs) could have the right to terminate the U.S. federal copyright rights they granted to us, generally during a five-year period starting at the end of 35 years from the date of release of a recording under a post-1977 license or assignment (or, in the case of a pre-1978 grant in a pre-1978 recording, generally during a five-year period starting at the end of 56 years from the date of copyright). A termination of U.S. federal copyright rights could have an adverse effect on our Recorded Music business. From time to time, authors (or their heirs) have the opportunity to terminate our U.S. rights in musical compositions. We believe the effect of any potential terminations is already reflected in the financial results of our business.

Risks Related to Our Common Stock and Warrants

The market price of our Common Stock and Warrants is volatile, and you may lose some or all of your investment.

The market price of our Common Stock and Warrants may be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

- our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

- the size of our public float;

- our inability to maintain the listing of our Common Stock and Warrants on Nasdaq;

- coverage by or changes in financial estimates by securities or industry analysts or failure to meet their expectations;

- changes in accounting standards, policies, guidance, interpretations or principles;

- changes in senior management or key personnel;

- changes in applicable laws or regulations;

- risks relating to the uncertainty of our projected financial information;

- risks related to the organic and inorganic growth of our business and the timing of expected business milestones; and

- changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our Common Stock and Warrants, regardless of our actual operating performance.

We have Warrants outstanding that are exercisable for our Common Stock, which, if exercised, would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of March 31, 2024, our outstanding Warrants included 5,750,000 publicly-traded warrants (the "***Public Warrants***"), which were issued during ROCC's initial public offering on December 15, 2020, and 137,500 warrants sold in a private placement to ROCC's sponsor (the "***Private Warrants***"). Each whole Warrant entitles the registered holder to purchase one whole share of Common Stock at a price of $11.50 per share. To the extent such Warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the prevailing market price of our Common Stock.

We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making the Warrants worthless.

We have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the closing price of our Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending three business days before we send the notice of redemption to the registered holders. If we call the Public Warrants for redemption, our management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. In addition, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise such Public Warrants. Redemption of the outstanding Public Warrants could force you to (i) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, may be substantially less than the market value of your Warrants. The Private Warrants are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by us and exercisable by such holders on the same basis as the Public Warrants.

Due to the nature of our business, our results of operations, cash flows and the trading price of our Common Stock and Warrants may fluctuate significantly from period to period.

Our results of operations are affected by the amount and quality of music that we release, the number of releases that include musical compositions published by us, timing of release schedules and, more importantly, the consumer demand for these releases. We also make advance payments to songwriters and artists, which impact our results of operations and operating cash flows. The timing of releases and advance payments is largely based on business and other considerations and is made without regard to the impact of the timing of the release on our financial results. In addition, certain of our license agreements with digital music services contain minimum guarantees and/or require that we are paid minimum guarantee payments. Our results of operations and cash flows in any reporting period may be materially affected by the timing of releases and advance payments and minimum guarantees, which may result in significant fluctuations from period to period, which may have an adverse impact on the price of our Common Stock or Warrants.

Volatility in our stock price could subject us to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business, cash flows, financial condition and results of operations.

We may be unable to maintain the listing of our securities on Nasdaq in the future.

If we fail to meet the continued listing requirements and Nasdaq delists our Common Stock or Warrants, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our Common Stock and Warrants;
- a limited amount of news and analyst coverage for us; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts do not publish research or reports about us, or publish negative reports, our stock price and trading volume could decline.

The trading market for our Common Stock and Warrants will depend, in part, on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts.

In addition, because we did not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our Common Stock or Warrants or change their opinion, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Because we do not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our Common Stock or Warrants would be your sole source of gain on an investment in our Common Stock or Warrants for the foreseeable future.

The future sales of shares by our stockholders may adversely affect the market price of our Common Stock and Warrants.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our Common Stock in the public market, the market price of our Common Stock could decline.

The holders of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the IPO. The holders of the majority of these securities are entitled to make up to three demands that we register such securities. The holders of the majority of the Founder Shares, the Private Units and any working capital loans made to us are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The presence of these additional Founder Shares trading in the public market may have an adverse effect on the market price of our Common Stock.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock or Warrants less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (i)(x) March 31, 2026, (y) the date on which we have total annual gross revenue of at least $1.07 billion, or (z) the date on which we are deemed to be a large accelerated filer, which means the market value of shares of our Common Stock and Warrants that are held by non-affiliates exceeds $700 million as of the prior September 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Even after we no longer qualify as an emerging growth company, we may continue to qualify as a "smaller reporting company," which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this Annual Report on Form 10-K and other periodic reports and proxy statements.

We cannot predict if investors will find our Common Stock or Warrants less attractive because we may rely on these exemptions. If some investors find our Common Stock or Warrants less attractive as a result, there may be a less active trading market for our Common Stock and Warrants and their market prices may be more volatile.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

We maintain robust and comprehensive processes, procedures and controls to protect and secure our information systems and data infrastructure from cybersecurity threats. Our cybersecurity program is led by our Vice President of Technology, who functions as our chief information security officer ("*CISO*"). Our cybersecurity program interfaces with other functional areas within the Company, including but not limited to our business segments and information technology ("*IT*") and legal departments, as well as external third-party partners, to identify and understand potential cybersecurity threats. We regularly assess and update our processes, procedures and management techniques in light of ongoing cybersecurity developments. We also have a cybersecurity specific risk assessment process, which helps identify our cybersecurity threat risks by comparing our processes to standards set by the International Organization for Standardization ("*ISO*").

Internally, the CISO coordinates oversight of reviewing security alerts, identifying and monitoring ongoing and potential cybersecurity threats, evaluating strategic business impacts of cybersecurity threats and developing programs and initiatives to educate our employees regarding cybersecurity. The CISO also manages our Incident Response Team, which includes a team comprised of executives from various cross — functional management teams, internal technical support roles and external third — party service providers. The Incident Response Team will analyze and, as necessary, escalate cybersecurity incidents both internally and with third — party service providers based on type and severity of the specific incident.

We also require cybersecurity training for relevant employees, focusing on the appropriate protection and security of confidential company and third-party information. The IT team provides regular updates to senior management on various cybersecurity threats, assessments and findings and effectiveness of the Company's cyber risk management program. Our Board of Directors through the Audit Committee oversees our risk management, including our information technology and cybersecurity policies, procedures, and risk assessments. Management reports to our Board of Directors on information security matters as necessary, regarding any significant cybersecurity incidents, as well as any incidents with lesser impact potential.

As of the date of this Form 10-K, the Company is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition and that are required to be reported in this Form 10-K. However, the sophistication of cyber threats continues to increase, and the preventative actions we have taken and continue to take to reduce the risk of cyber incidents and protect its systems and information may not successfully protect against all cyber incidents. Should any reportable cybersecurity incident arise, our management shall promptly report such matters to our Board of Directors for further action, including regarding the appropriate disclosure in accordance with SEC regulations, mitigation, and other response or actions that the Board of Directors deems appropriate to take. For more information on how cybersecurity risk may materially affect our business strategy, results of operations, or financial condition, please refer to Item 1A Risk Factors.

Item 2. Properties

Our corporate headquarters are located in New York City at 200 Varick Street, Suite 801A, New York, NY where we currently lease approximately 12,000 square feet under a lease agreement that expires

August 2033. We also occupy other office space domestically in Nashville, Tennessee and Los Angeles, California and occupy office space internationally in Toronto, London and Abu Dhabi.

Our office space is leased under operating leases. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations as needed.

Item 3.   Legal Proceedings

We are subject to claims and contingencies in the ordinary course of business. We believe that losses resulting from these matters that existed at March 31, 2024, if any, would not have a material adverse effect on our business, cash flows, financial condition and results of operations. Even if any particular litigation or claim is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business, and other factors. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material effect on our financial results.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market and Stockholders

Our Common Stock is traded on The Nasdaq Stock Market LLC (the "*Nasdaq*") under the symbol "RSVR" since July 29, 2021. Our Warrants to purchase one share of Common Stock, each at an exercise price of $11.50 per share trades on the Nasdaq under the symbol "RSVRW" as of the same date.

On May 28, 2024, there were 17 registered holders of record of our Common Stock and Warrants. This does not include the number of stockholders who hold our Common Stock and Warrants through banks, brokers, and other financial institutions.

Dividend Policy

Our ability to pay dividends is restricted by the Senior Credit Facility. We have not paid any dividends to date and have no plans to do so in the immediate future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries' indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

Recent Sales of Unregistered Equity Securities

There have been no other unregistered sales of equity securities during the year ended March 31, 2024, which have not been previously disclosed on a Current Report on Form 8-K.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion and analysis of Reservoir Media, Inc.'s financial condition and results of operations should be read in conjunction with Reservoir Media, Inc.'s consolidated financial statements, including the accompanying notes thereto contained elsewhere in this Annual Report on Form 10-K (this "**Annual Report**"). Certain statements contained in the discussion and analysis set forth below include forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Unless the context otherwise requires, the terms "**we**," "**us**," "**our**," the "**Company**" and "**Reservoir**" refer collectively to Reservoir Media, Inc. and its consolidated subsidiaries.*

Introduction

We are a holding company that conducts substantially all of our business operations through Reservoir Media Management, Inc. ("**RMM**") and RMM's subsidiaries. Our activities are generally organized into two operating segments: Music Publishing and Recorded Music. Operations of the Music Publishing segment involve the acquisition of interests in music catalogs from which royalties are earned as well as signing songwriters to exclusive agreements, which gives us an interest in the future delivery of songs. Operations of the Recorded Music segment involve the acquisition of sound recording catalogs as well as the discovery and development of recording artists and the marketing, distribution, sale and licensing of the music catalogs.

Our fiscal year ends on March 31. Unless otherwise noted, all references to Fiscal 2024 represent the fiscal year ended March 31, 2024 and all references to Fiscal 2023 represent the fiscal year ended March 31, 2023.

Business Overview

We are an independent music company operating in music publishing and recorded music. We represent over 150,000 copyrights in our publishing business and over 36,000 master recordings in our recorded music business. Both of our business areas are populated with hit songs dating back to the early 1900s representing an array of artists across genre and geography. Consistent with how we classify and operate our business, our company is organized in two operating and reportable segments: Music Publishing and Recorded Music. A brief description of each segment's operations is presented below.

Music Publishing Segment

Music Publishing is an intellectual property business focused on generating revenue from uses of the musical composition itself. In return for promoting, placing, marketing and administering the creative output of a songwriter or engaging in those activities for other rightsholders, our Music Publishing business garners a share of the revenues generated from use of the musical compositions.

The operations of our Music Publishing business are conducted principally through RMM, our global music publishing company headquartered in New York City, with operations in multiple countries through various subsidiaries, affiliates and nonaffiliated licensees and sub-publishers. We own or control rights to more than 150,000 musical compositions, including numerous pop hits, American standards, folk songs and motion picture and theatrical compositions. Assembled over many years, our current award-winning active songwriters exceed 100, while the catalog includes over 5,000 clients representing a diverse range of genres, including pop, rock, jazz, classical, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative and gospel.

Music Publishing revenues are derived from five main sources:

- *Digital* — the rightsholder receives revenues with respect to musical compositions embodied in recordings distributed in streaming services, download services and other digital music services;

- *Performance* — the rightsholder receives revenues if the musical composition is performed publicly through broadcast of music on television, radio and cable and in retail locations (*e.g.*, bars and restaurants), live performance at a concert or other venue (*e.g.*, arena concerts and nightclubs), and performance of music in staged theatrical productions;

- *Synchronization* — the rightsholder receives revenues for the right to use the musical composition in combination with visual images such as in films or television programs, television commercials and video games; and

- *Mechanical* — the rightsholder receives revenues with respect to musical compositions embodied in recordings sold in any machine-readable format or configuration such as vinyl, CDs and DVDs;

- *Other* — the rightsholder receives revenues for use in sheet music and other uses.

The principal costs associated with our Music Publishing business are as follows:

- *Writer Royalties and Other Publishing Costs* — the artist and repertoire ("*A&R*") costs associated with (i) paying royalties to songwriters, co-publishers and other copyright holders in connection with income generated from the uses of their works and (ii) signing and developing songwriters; and

- *Administration Expenses* — the costs associated with general overhead, and other administrative expenses, as well as selling and marketing.

Recorded Music Segment

Our Recorded Music business consists of three primary areas of sound recording ownership. First is the active marketing, promotion, distribution, sale and licensing of newly created frontline sound recordings from Current Artists that we own and control. This is a new area of focus for us and does not yet produce significant revenue. The second is the active marketing, promotion, distribution, sale and license of previously recorded and subsequently acquired Catalog recordings. The third is acquisition of full or partial interests in existing record labels, sound recording catalogs or income rights to a royalty stream associated with an established recording artist or producer contract in connection with existing sound recordings. Acquisition of these income participation interests are typically in connection with recordings that are owned, controlled, and marketed by other record labels.

Our Current Artist and Catalog recorded music businesses are both primarily handled by our Chrysalis Records label based in London and our Tommy Boy record label based in New York City. We also manage some select Catalog recorded music under our Philly Groove Records and Reservoir Records labels. We also own income participation interests in recordings by The Isley Brothers, The Commodores, Wisin and Yandel, Alabama and Travis Tritt, and an interest in the Loud Records catalog containing recordings by the Wu-Tang Clan. Our core Catalog includes recordings under the Chrysalis Records label by artists such as Sinéad O'Connor, The Specials, Generation X and The Waterboys, and De La Soul, as well as recordings under the Tommy Boy record label by artists such as House of Pain, Naughty By Nature, and Queen Latifah.

Our Current Artist and Catalog recorded music distribution is handled by a network of distribution partners. Chrysalis Records current frontline releases are distributed through Secretly Distribution, with prior frontline releases distributed via PIAS. Chrysalis Records and Tommy Boy catalogues are distributed via our agreements with MERLIN, AMPED, Proper and other partners.

Through our distribution network, our music is being sold in physical retail outlets as well as in physical form to online physical retailers, such as amazon.com, and distributed in digital form to an expanding universe of digital partners, including streaming services such as Amazon, Apple, Deezer, SoundCloud, Spotify, Tencent Music Entertainment Group and YouTube, radio services such as iHeart Radio and SiriusXM, and download services. We also license music digitally to fitness platforms such as Apple Fitness+, Equinox, Hydrow and Peloton and social media outlets, such as Facebook, Instagram, TikTok and Snap.

Recorded Music revenues are derived from four main sources:

- *Digital* — the rightsholder receives revenues with respect to streaming and download services;

- *Physical* — the rightsholder receives revenues with respect to sales of physical products such as vinyl, CDs and DVDs;

- *Neighboring Rights* — the rightsholder also receives royalties if sound recordings are performed publicly through broadcast of music on television, radio, and cable, and in public spaces such as shops, workplaces, restaurants, bars and clubs; and

- *Synchronization* — the rightsholder receives royalties or fees for the right to use sound recordings in combination with visual images such as in films or television programs, television commercials and video games

The principal costs associated with our Recorded Music business are as follows:

- *Artist Royalties and Other Recorded Costs* — the A&R costs associated with (i) paying royalties to recording artists, producers, songwriters, other copyright holders and trade unions, (ii) signing and developing recording artists and (iii) creating master recordings in the studio; and product costs to manufacture, package and distribute products to wholesale and retail distribution outlets; and

- *Administration Expenses* — the costs associated with general overhead and other administrative expenses as well as the costs associated with the promotion and marketing of recording artists and music, including costs to produce music videos for promotional purposes and artist tour support.

Use of Non-GAAP Financial Measures

We prepare our financial statements in accordance with accounting principles generally accepted in the United States ("*U.S. GAAP*" or "*GAAP*"). However, this Management's Discussion and Analysis of Financial Condition and Results of Operations also contains certain non-GAAP financial measures to assist readers in understanding our performance. Non-GAAP financial measures either exclude or include amounts that are not reflected in the most directly comparable measure calculated and presented in accordance with GAAP. Where non-GAAP financial measures are used, we have provided the most directly comparable measures calculated and presented in accordance with U.S. GAAP, a reconciliation to GAAP measures and a discussion of the reasons why management believes this information is useful to it and may be useful to investors.

Results of Operations

Income Statement

Our income statement was composed of the following amounts (in thousands):

	Fiscal 2024	Fiscal 2023	Fiscal 2024 vs. Fiscal 2023	
			$ Change	% Change
Revenues	$144,856	$122,287	$22,569	18%
Costs and expenses:				
Cost of revenue	55,478	47,986	7,492	16%
Amortization and depreciation	24,986	22,075	2,911	13%
Administration expenses	39,816	31,168	8,648	28%
Total costs and expenses	120,280	101,229	19,051	19%
Operating income	24,576	21,058	3,518	17%
Interest expense	(21,088)	(14,756)	(6,332)	43%
Loss on early extinguishment of debt	—	(914)	914	NM
(Loss) gain on foreign exchange	(102)	269	(371)	(138)%
(Loss) gain on fair value of swaps	(1,125)	2,765	(3,890)	(141)%
Other income (expense), net	(1,089)	(17)	(1,072)	NM
Income before income taxes	1,172	8,405	(7,232)	(86)%
Income tax expense	335	5,625	(5,290)	(94)%
Net income	837	2,780	(1,942)	(70)%
Net income attributable to noncontrolling interests	(192)	(240)	48	(20)%
Net income attributable to Reservoir Media, Inc.	$ 645	$ 2,539	$(1,894)	(75)%

NM — Not meaningful

Revenues

Our revenues were composed of the following amounts (in thousands):

	Fiscal 2024	Fiscal 2023	Fiscal 2024 vs. Fiscal 2023	
			$ Change	% Change
Revenue by Type				
Digital	$ 51,572	$ 44,117	$ 7,455	17%
Performance	22,796	16,702	6,094	36%
Synchronization	15,144	15,600	(456)	(3)%
Mechanical	3,428	3,485	(57)	(2)%
Other	3,254	3,931	(677)	(17)%
Total Music Publishing	96,193	83,834	12,359	15%
Digital	26,900	22,945	3,955	17%
Physical	8,943	6,001	2,942	49%

| | Fiscal 2024 | Fiscal 2023 | Fiscal 2024 vs. Fiscal 2023 | |
			$ Change	% Change
Neighboring rights	3,611	3,098	513	17%
Synchronization	2,911	2,780	131	5%
Total Recorded Music	42,367	34,825	7,542	22%
Other revenue	6,296	3,628	2,668	74%
Total Revenue	$144,856	$122,287	$22,569	18%

| | Fiscal 2024 | Fiscal 2023 | Fiscal 2024 vs. Fiscal 2023 | |
			$ Change	% Change
Revenue by Geographical Location				
U.S. Music Publishing	$ 56,253	$ 49,930	$ 6,322	13%
U.S. Recorded Music	23,255	19,104	4,151	22%
U.S. Other Revenue	6,296	3,628	2,668	74%
Total U.S.	85,803	72,662	13,141	18%
International Music Publishing	39,941	33,903	6,037	18%
International Recorded Music	19,112	15,721	3,391	22%
Total International	59,053	49,625	9,428	19%
Total Revenue	$144,856	$122,287	$22,569	18%

Revenues

Total revenues increased by $22,569 thousand, or 18%, during Fiscal 2024 compared to Fiscal 2023, driven by a 22% increase in Recorded Music revenue, a 15% increase in Music Publishing revenue and a 74% increase in Other revenue related to the Company's artist management business. Music Publishing revenues represented 66% and 69% of total revenues for Fiscal 2024 and Fiscal 2023, respectively. Recorded Music revenues represented 29% and 28% of total revenues for Fiscal 2024 and Fiscal 2023, respectively. U.S. and international revenues represented 59% and 41% of total revenues for Fiscal 2024 and Fiscal 2023. The shift in mix between Music Publishing and Recorded Music was driven primarily by the significant physical sales in the Recorded Music segment during Fiscal 2024.

Total digital revenues increased by $11,410 thousand, or 17%, during Fiscal 2024 compared to Fiscal 2023. Total digital revenues represented 54% and 55% of consolidated revenues for Fiscal 2024 and Fiscal 2023, respectively.

Music Publishing revenues increased by $12,359 thousand, or 15%, during Fiscal 2024 compared to Fiscal 2023. This increase in Music Publishing revenue was mainly driven by acquisitions of catalogs and revenue from the existing catalog, which benefitted from higher royalty rates and price increases at multiple music streaming services, and led to increases in digital revenue and performance revenue. These factors were partially offset for digital revenue by the nonrecurrence of $2,100 thousand recognized during Fiscal 2023 for estimated retroactive U.S. royalties related to the 2022 CRB ruling. Music Publishing revenues in Fiscal 2024 also reflected a decrease in other revenue from PopArabia, which was impacted by the nonrecurrence of World Cup-related activities that occurred during Fiscal 2023, and a decrease in synchronization revenue, which was impacted by the writers' and actors' strikes in Hollywood.

On a geographic basis, U.S. Music Publishing revenues represented 58% of total Music Publishing revenues for Fiscal 2024 compared to 60% for Fiscal 2023. International Music Publishing revenues represented 42% of total Music Publishing revenues for Fiscal 2024 compared to 40% for Fiscal 2023.

Recorded Music revenues increased by $7,542 thousand, or 22%, during Fiscal 2024 compared Fiscal 2023. This increase in Recorded Music revenue was driven primarily by increases in digital revenue and physical revenue. Digital revenue increased by $3,955 thousand primarily due to continued growth at music streaming services and price increases at multiple music streaming services. The $2,942 thousand increase in physical revenue was primarily due to De La Soul releases for Tommy Boy and the timing of Chrysalis' release schedule.

On a geographic basis, U.S. Recorded Music revenues represented 55% of total Recorded Music revenues for Fiscal 2024 and Fiscal 2023. International Recorded Music revenues represented 45% of total Recorded Music revenues for Fiscal 2024 and Fiscal 2023.

Cost of Revenues

Our cost of revenues was composed of the following amounts (in thousands):

	Fiscal 2024	Fiscal 2023	Fiscal 2024 vs. Fiscal 2023	
			$ Change	% Change
Writer royalties and other publishing costs	$41,867	$38,532	$3,335	9%
Artist royalties and other recorded music costs	13,611	9,454	4,157	44%
Total cost of revenue	$55,478	$47,986	$7,492	16%

Cost of revenues increased by $7,492 thousand, or 16%, during Fiscal 2024 compared Fiscal 2023. Cost of revenues as a percentage of revenues decreased to 38% for Fiscal 2024 compared to 39% for Fiscal 2023, reflecting a margin increase driven by Music Publishing and an increase in Other revenue, partially offset by a margin decrease for Recorded Music.

Writer royalties and other publishing costs for the Music Publishing segment increased by $3,335 thousand, or 9%, during Fiscal 2024 compared to Fiscal 2023. Writer royalties and other publishing costs as a percentage of Music Publishing revenues decreased to 44% during Fiscal 2024 compared to 46% during Fiscal 2023, due primarily to the change in the mix of revenue by type to a higher percentage of performance revenues, which carry lower costs than other types of revenue.

Artist royalties and other recorded music costs for the Recorded Music segment increased by $4,157 thousand, or 44%, during Fiscal 2024 compared to Fiscal 2023. Artist royalties and other recorded music costs as a percentage of Recorded Music revenues increased to 32% for Fiscal 2024 compared to 27% for Fiscal 2023. The increase in artist royalties and other recorded music costs and decrease in margins were due primarily to the change in the mix of sales by type to a higher percentage of physical sales, which carry higher costs than other types of revenue.

Amortization and Depreciation

Our amortization and depreciation expenses are composed of the following amounts (in thousands):

	Fiscal 2024	Fiscal 2023	Fiscal 2024 vs. Fiscal 2023	
			$ Change	% Change
Music Publishing amortization and depreciation	$18,966	$16,521	$2,445	15%
Recorded Music amortization and depreciation	5,925	5,463	461	8%
Other amortization and depreciation	95	90	4	5%
Total amortization and depreciation	$24,986	$22,075	$2,911	13%

Amortization and depreciation expense increased by $2,911 thousand, or 13%, during Fiscal 2024 compared to Fiscal 2023, driven by increases in both the Music Publishing and Recorded Music segments. Music Publishing amortization and depreciation expense increased by $2,445 thousand, or 15%, during Fiscal 2024 compared to Fiscal 2023, primarily due to the acquisition of additional music catalogs. Recorded Music amortization and depreciation increased by $461 thousand, or 8%, during Fiscal 2024 compared to Fiscal 2023, primarily due to the acquisition of additional music catalogs.

Administration Expenses

Our administration expenses are composed of the following amounts (in thousands):

	Fiscal 2024	Fiscal 2023	Fiscal 2024 vs. Fiscal 2023	
			$ Change	% Change
Music Publishing administration expenses	$25,442	$20,088	$5,354	27%
Recorded Music administration expenses	9,615	8,419	1,196	14%
Other administration expenses	4,759	2,661	2,098	79%
Total administration expenses	$39,816	$31,168	$8,648	28%

Total administration expenses increased by $8,648 thousand, or 28%, during Fiscal 2024 compared to Fiscal 2023, reflecting increases in both the Music Publishing and Recorded Music segments, as well as an increase in Other administration expenses. Approximately $2,700 thousand of the increase relates to the write-off of recoupable legal expenses and attorneys' fees incurred in connection with the Royalty Dispute described in Note 16, "*Contingencies and Commitments*" to the accompanying consolidated financial statements (the "*Recoupable legal fee write-off*"). Expressed as a percentage of revenues, administration expenses increased to 27% for Fiscal 2024 from 25% for Fiscal 2023, primarily as a result of the Recoupable legal fee write-off.

Music Publishing administration expenses increased by $5,354 thousand, or 27%, during Fiscal 2024 compared to Fiscal 2023. Expressed as a percentage of revenues, Music Publishing administration expenses increased to 26% for Fiscal 2024 from 24% for Fiscal 2023, primarily as a result of the Recoupable legal fee write-off.

Recorded Music administration expenses increased by $1,196 thousand, or 14%, during Fiscal 2024 compared to Fiscal 2023. Expressed as a percentage of revenue, Recorded Music administration expenses decreased to 23% for Fiscal 2024 from 24% for Fiscal 2023.

Other administration expenses increased by $2,098 thousand, or 79%, during Fiscal 2024 compared to Fiscal 2023, primarily due to selling expenses associated with our artist management business, consisting mostly of manager compensation.

Interest Expense

Interest expense increased by $6,332 thousand, or 43% during Fiscal 2024 compared to Fiscal 2023. Approximately $620 thousand of this increase was incurred in connection with settlement of the Royalty Dispute described in Note 16, "*Contingencies and Commitments*" to the accompanying consolidated financial statements. The remaining increase was primarily driven by increased debt balances due to use of funds in acquisitions of music catalogs and writer signings, as well as an increase in SOFR.

Loss on Early Extinguishment of Debt

In connection with the Second Amendment of the RMM Credit Agreement in December 2022, the Company recorded a loss on early extinguishment of debt of $914 thousand in Fiscal 2023, which reflects the write-off of a portion of unamortized debt issuance costs.

(Loss) Gain on Foreign Exchange

Loss on foreign exchange was $102 thousand during Fiscal 2024 compared to a gain on foreign exchange of $269 thousand during Fiscal 2023. This change was due to fluctuations in the two foreign currencies we are directly exposed to, namely British pound sterling and euro.

(Loss) Gain on Fair Value of Swaps

Loss on fair value of swaps was $1,125 thousand during Fiscal 2024 compared to a gain on fair value of swaps of $2,765 thousand during Fiscal 2023. This change was due to the marking to market of our interest rate swap hedges.

Income Tax Expense

Income tax expense decreased to $335 thousand during Fiscal 2024 compared to $5,625 thousand during Fiscal 2023. The effective income tax rate during Fiscal 2024 was 28.6% compared to 66.9% during Fiscal 2023. The decrease in the effective income tax rate during Fiscal 2024 was driven primarily by the nonrecurrence of incremental tax expense of $3,559 thousand during Fiscal 2023 due to the increase in the value of deferred tax liabilities arising from a change in estimate of the applicable tax rate used to measure our international deferred tax liabilities in the United Kingdom, which increased our effective tax rate by 39.0% during Fiscal 2023. Additionally, during Fiscal 2024 the Company changed its estimate of the applicable tax rate used to measure its state and local deferred tax liabilities in the United States resulting in incremental tax benefit of $405 thousand due to the decrease in the value of deferred tax liabilities, which decreased our effective tax rate by 34.6% during Fiscal 2024. These factors were partially offset by the impact of incremental tax expense of $248 thousand during the fiscal year ended March 31, 2024 due to an impairment charge of $991 thousand to writedown an equity investment to its estimated fair value, which is not deductible for United Kingdom income tax purposes and increased our effective tax rate by 21.1% during Fiscal 2024.

Net Income

Net income decreased by $1,942 thousand, or 70%, during Fiscal 2024 compared to Fiscal 2023, driven primarily by a $6,332 thousand increase in interest expense, a $3,890 thousand decrease in gain on fair value of swaps and a $1,072 increase in other expense, net. These factors were partially offset by a $5,290 thousand decrease in income tax expense, $3,518 thousand increase in operating income and the nonrecurrence of a $914 thousand loss on early extinguishment of debt in Fiscal 2023.

Non-GAAP Reconciliations

We use certain financial information, such as OIBDA, OIBDA Margin, EBITDA and Adjusted EBITDA, which are non-GAAP financial measures, which means they have not been prepared in accordance with U.S. GAAP. Reservoir's management uses these non-GAAP financial measures to evaluate our operations, measure its performance and make strategic decisions. We believe that the use of these non-GAAP financial measures provides useful information to investors and others in understanding our results of operations and trends in the same manner as our management and in evaluating our financial measures as compared to the financial measures of other similar companies, many of which present similar non-GAAP financial measures. However, these non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by our management about which items are excluded or included in determining these non-GAAP financial measures and, therefore, should not be considered as a substitute for net income, operating income or any other operating performance measures calculated in accordance with GAAP. Using such non-GAAP financial measures in isolation to analyze our business would have material limitations because the calculations are based on the subjective determination of our management regarding the nature and classification of events and circumstances. In addition, although other companies in our industry may report measures titled OIBDA, OIBDA margin and Adjusted EBITDA, or similar measures, such non-GAAP financial measures may be calculated differently from how we calculate such non-GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, such non-GAAP financial measures should be considered alongside other financial performance measures and other financial results presented in accordance with GAAP. Reconciliations of OIBDA to operating income and EBITDA and Adjusted EBITDA to net income are provided below.

We consider operating income before non-cash depreciation of tangible assets and non-cash amortization of intangible assets ("*OIBDA*") to be an important indicator of the operational strengths and performance of our businesses and believe this non-GAAP financial measure provides useful information to investors because it removes the significant impact of amortization from our results of operations and represents our measure of segment income. However, a limitation of the use of OIBDA as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses and other non-operating income. Accordingly, OIBDA should be considered in addition to, not as a substitute for, operating income, net income attributable to us and other measures of financial performance reported in accordance with GAAP. In addition, our definition of OIBDA may differ from similarly titled measures used by other companies. OIBDA Margin is defined as OIBDA as a percentage of revenue.

EBITDA is defined as earnings (net income or loss) before net interest expense, income tax (benefit) expense, non-cash depreciation of tangible assets and non-cash amortization of intangible assets and is used by management to measure operating performance of the business. Adjusted EBITDA is defined as EBITDA further adjusted to exclude items or expenses such as, among others, (1) any non-cash charges (including any impairment charges, loss on early extinguishment of debt and to write-down an equity investment to its fair value), (2) any net gain or loss on foreign exchange, (3) any net gain or loss resulting from interest rate swaps, (4) equity-based compensation expense and (5) certain unusual or non-recurring items. Adjusted EBITDA is a key measure used by our management to understand and evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. However, certain limitations on the use of Adjusted EBITDA include, among others, (1) it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue for our business, (2) it does not reflect the significant interest expense or cash requirements necessary to service interest or principal payments on our indebtedness and (3) it does not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments. In particular, Adjusted EBITDA measure adds back certain non-cash, unusual or non-recurring charges that are deducted in calculating net income; however, these are expenses that may recur, vary greatly and are difficult to predict. In addition, Adjusted EBITDA is not the same as net income or cash flow provided by operating activities as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs.

Reconciliation of Operating Income to OIBDA

We use OIBDA as our primary measure of financial performance. The following tables reconcile operating income to OIBDA (in thousands):

	Consolidated			
			Fiscal 2024 vs. Fiscal 2023	
	Fiscal 2024	Fiscal 2023	$ Change	% Change
Operating income	$24,576	$21,058	$3,518	17%
Amortization and depreciation expenses	24,986	22,075	2,911	13%
OIBDA	$49,562	$43,133	$6,429	15%
OIBDA Margin	34%	35%		

	Music Publishing			
			Fiscal 2024 vs. Fiscal 2023	
	Fiscal 2024	Fiscal 2023	$ Change	% Change
Operating income	$ 9,918	$ 8,692	$1,226	14%
Amortization and depreciation expenses	18,966	16,521	2,445	15%
OIBDA	$28,884	$25,213	$3,671	15%
OIBDA Margin	30%	30%		

	Recorded Music			
	Fiscal 2024	Fiscal 2023	Fiscal 2024 vs. Fiscal 2023	
			$ Change	% Change
Operating income	$13,216	$11,489	$1,727	15%
Amortization and depreciation expenses	5,925	5,463	461	8%
OIBDA	$19,141	$16,952	$2,188	13%
OIBDA Margin	45%	49%		

OIBDA

Consolidated OIBDA increased by $6,429 thousand, or 15%, during Fiscal 2024 compared to Fiscal 2023, driven by a $3,671 thousand increase in Music Publishing OIBDA, a $2,188 thousand increase in Recorded Music OIBDA and a $570 thousand increase in Other OIBDA related to the Company's artist management business. Expressed as a percentage of revenue, OIBDA Margin decreased to 34% for Fiscal 2024 from 35% for Fiscal 2023, primarily as a result of the Recoupable legal fee write-off.

Music Publishing OIBDA increased by $3,671 thousand, or 15%, during Fiscal 2024 compared to Fiscal 2023. Expressed as a percentage of revenue, Music Publishing OIBDA Margin was 30% in Fiscal 2024 and Fiscal 2023, reflecting revenue growth offset by the Recoupable legal fee write-off.

Recorded Music OIBDA increased by $2,188 thousand, or 13% during Fiscal 2024 compared to Fiscal 2023. Expressed as a percentage of revenue, Recorded Music OIBDA Margin decreased to 45% during Fiscal 2024 from 49% in Fiscal 2023. This decrease was primarily driven by the change in the mix of sales by type to a higher percentage of physical sales.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Fiscal 2024	Fiscal 2023	Fiscal 2024 vs. Fiscal 2023	
			$ Change	% Change
Net income	$ 837	$ 2,780	$(1,943)	(70)%
Income tax expense	335	5,625	(5,290)	(94)%
Interest expense	21,088	14,756	6,332	43%
Amortization and depreciation	24,986	22,075	2,911	13%
EBITDA	47,246	45,236	2,010	4%
Loss on early extinguishment of debt[a]	—	914	(914)	(100)%
Loss (gain) on foreign exchange[b]	102	(269)	371	(138)%
Loss (gain) on fair value of swaps[c]	1,125	(2,765)	3,890	(141)%
Non-cash share-based compensation[d]	3,387	3,203	184	6%
Recoupable legal fee write-off[e]	2,695	—	2,695	NM
Other income (expense), net[f]	1,089	17	1,072	NM
Adjusted EBITDA	$55,644	$46,336	$ 9,308	20%

NM — Not meaningful

(a) Reflects the loss on a portion of unamortized debt issuance costs in connection with the Second Amendment to the RMM Credit Agreement.

(b) Reflects the loss (gain) on foreign exchange fluctuations.

(c) Reflects the non-cash loss (gain) on the mark-to-market of interest rate swaps.

(d) Reflects non-cash stock-based compensation expense related to the Reservoir Media, Inc. 2021 Omnibus Incentive Plan.

(e) Reflects the write-off of recoupable legal expenses and attorneys' fees incurred in connection with the Royalty Dispute described in Note 16, "*Contingencies and Commitments*" to the accompanying consolidated financial statements.

(f) Includes a $991 thousand impairment to write-down an equity investment to its estimated fair value, as described in Note 2, "*Summary of Significant Accounting Policies — Investments in Equity Affiliates*" to the accompanying consolidated financial statements.

Consolidated Adjusted EBITDA increased by $9,308 thousand, or 20%, during Fiscal 2024 compared to Fiscal 2023, primarily as a result of revenue growth, partially offset by increases in cost of revenue and administration expenses. Adjusted EBITDA Margin was 38% for Fiscal 2024 and Fiscal 2023.

Liquidity and Capital Resources

Capital Resources

As of March 31, 2024, we had $330,792 thousand of debt (net of $5,037 thousand of deferred financing costs) and $18,132 thousand of cash and equivalents.

Cash Flows

The following table summarizes our historical cash flows (in thousands).

	Fiscal 2024	Fiscal 2023	$ Change
Cash provided by (used for):			
Operating activities	$ 36,193	$ 31,204	$ 4,989
Investing activities	$(50,553)	$(72,231)	$ 21,678
Financing activities	$ 17,560	$ 38,462	$(20,902)

Operating Activities

Cash provided by operating activities was $36,193 thousand for Fiscal 2024 compared to $31,204 thousand for Fiscal 2023. The primary driver of the $4,989 thousand increase in cash provided by operating activities during Fiscal 2024 as compared to Fiscal 2023 was net cash provided by working capital in Fiscal 2024 compared to net cash used for working capital in Fiscal 2023. This change in cash provided by (used for) working capital was primarily related to royalty advances (net of recoupments), accounts receivable and the timing of payments of accounts payable and accrued liabilities.

Investing Activities

Cash used for investing activities was $50,553 thousand for Fiscal 2024 compared to $72,231 thousand for Fiscal 2023. The decrease in cash used for investing activities was primarily due to decreased acquisitions of music catalogs compared to Fiscal 2023.

Financing Activities

Cash provided by financing activities was $17,560 thousand for Fiscal 2024 compared to $38,462 thousand for Fiscal 2023. The decrease in cash provided by financing activities in Fiscal 2024 was primarily driven by $16,000 thousand of secured line of credit repayments in Fiscal 2024 and a $8,183 thousand decrease in proceeds from borrowings under the secured line of credit, partially offset by a $3,494 thousand decrease in deferred financing costs paid.

Liquidity

Our primary sources of liquidity are the cash flows generated from our subsidiaries' operations, available cash and cash equivalents and funds available for drawing under our Senior Credit Facility (as described below). These sources of liquidity are needed to fund our debt service requirements, working capital requirements, strategic acquisitions and investments, capital expenditures and other investing and financing activities we may elect to make in the future.

We believe that our primary sources of liquidity will be sufficient to support our existing operations over the next twelve months.

Existing Debt as of March 31, 2024

As of March 31, 2024, our outstanding debt consisted of $335,828 thousand borrowed under the Senior Credit Facility. As of March 31, 2024, remaining borrowing availability under the Senior Credit Facility was $114,172 thousand.

We use cash generated from operations to service outstanding debt, consisting primarily of interest payments through maturity, and we expect to continue to refinance and extend maturity on the Senior Credit Facility for the foreseeable future.

Debt Capital Structure

RMM is a borrower under a revolving credit agreement (the "**RMM Credit Agreement**") governing RMM's secured line of credit (the "**Senior Credit Facility**"), as amended and refinanced in connection with the consummation of the Business Combination.

On December 16, 2022, RMM entered into an amendment (the "**Second Amendment**") to the RMM Credit Agreement. The Second Amendment amended the RMM Credit Agreement to (i) increase RMM's senior secured revolving credit facility from $350,000 thousand to $450,000 thousand, (ii) increase the incremental borrowing available under the facility's accordion feature from $50,000 thousand to $150,000 thousand, (iii) extend the maturity date of the loans advanced under the RMM Credit Agreement from October 16, 2024 to December 16, 2027, (iv) modify the interest rate to be equal to either the sum of a base rate plus a margin of 1.00% or the sum of a SOFR rate plus a margin of 2.00%, in each case subject to a 0.25% increase based on a consolidated net senior debt to library value ratio, (v) remove the existing total leverage ratio financial covenant of no greater than 7.50:1.00 (net of up to $20,000 thousand of certain cash balances) as of the end of each fiscal quarter, (vi) reduce the minimum required fixed charge coverage ratio financial covenant to 1.10:1.00 and (vii) modify the consolidated senior debt to library value ratio financial covenant to 0.450, subject to certain adjustments. In connection with the Second Amendment, during Fiscal 2023, RMM recorded a loss on early extinguishment of debt of approximately $914 thousand that reflects the write-off of a portion of unamortized previous debt issuance costs and capitalized approximately $3,500 thousand in new debt issuance costs. RMM is also required to pay an unused fee in respect of unused commitments under the Senior Credit Facility, if any, at a rate of 0.25% per annum.

Subject to market conditions, we expect to continue to take opportunistic steps to extend our maturity dates and reduce related interest expense. From time to time, we may incur additional indebtedness for, among other things, working capital, repurchasing, redeeming or tendering for existing indebtedness and acquisitions or other strategic transactions.

Certain terms of the Senior Credit Facility are described below.

Guarantees and Security

The obligations under the Senior Credit Facility are guaranteed by us, RHI and subsidiaries of RMM. Substantially all of our, RHI's, RMM's and other subsidiary guarantors' tangible and intangible assets are pledged as collateral to secure the obligations of RMM under the Senior Credit Facility, including accounts receivable, cash and cash equivalents, deposit accounts, securities accounts, commodities accounts, inventory and certain intercompany debt owing to us or our subsidiaries.

Covenants, Representations and Warranties

The Senior Credit Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants contained in the Senior Credit Facility limit the ability our, RHI's, RMM's and certain of its subsidiaries ability to, among other things, incur debt or liens, merge or consolidate with others, make investments, make cash dividends, redeem or repurchase capital stock, dispose of assets, enter into transactions with affiliates or enter into certain restrictive agreements.

Events of Default

The Senior Credit Facility includes customary events of default, including nonpayment of principal when due, nonpayment of interest or other amounts, inaccuracy of representations or warranties in any material respect, violation of covenants, certain bankruptcy or insolvency events, certain ERISA events and certain material judgments, in each case, subject to customary thresholds, notice and grace period provisions.

Covenant Compliance

The Senior Credit Facility contains financial covenants that requires us, on a consolidated basis with our subsidiaries, to maintain, (i) a fixed charge coverage ratio of not less than 1.10:1.00 for each four fiscal quarter period, and (iii) a consolidated senior debt to library value ratio of no greater than 0.45:1.00, subject to certain adjustments.

Non-compliance with the fixed charge coverage ratio and consolidated senior debt to library value ratio could result in the lenders, subject to customary cure rights, requiring the immediate payment of all amounts outstanding under the Senior Credit Facility, which could have a material adverse effect on our business, cash flows, financial condition and results of operations. As of March 31, 2024, with a fixed charge coverage ratio of 3.67x and a consolidated senior debt to library value ratio less than 30%, we were in compliance with both of the financial covenants under the Senior Credit Facility.

Interest Rate Swaps

At March 31, 2024, RMM had the following interest rate swaps outstanding, under which it pays a fixed rate and receives a floating interest payment from the counterparty based on SOFR with reference to notional amounts adjusted to match the original scheduled principal repayments pursuant to the indenture agreement:

Effective Date	Notional Amount at March 31, 2024	Pay Fixed Rate	Maturity
March 10, 2022	$ 7,750	1.533%	September 2024
March 10, 2022	$ 87,561	1.422%	September 2024
December 31, 2021	$ 54,689	0.972%	September 2024
September 30, 2024	$100,000	2.946%	December 2027
September 30, 2024	$ 50,000	3.961%	December 2027

In February 2024, the Company entered into an interest rate swap in the amount of $50,000,000, which is reflected in the table above. This swap has an effective date of September 30, 2024, which coincides with the expiration of the Company's existing swaps, and a maturity date of December 16, 2027, which corresponds to the maturity date of the loans advanced under the RMM Credit Agreement. The Company will pay a fixed rate of 3.961% and receive a floating interest from the counterparty based on SOFR with reference to notional amounts adjusted to match the original scheduled principal repayments pursuant to the indenture agreement.

Dividends

Our ability to pay dividends is restricted by covenants in the Senior Credit Facility. We did not pay any dividends to stockholders during Fiscal 2024.

Summary

Management believes that funds generated from our operations, borrowings under the Senior Credit Facility and available cash and equivalents will be sufficient to fund our debt service requirements, working capital requirements and capital expenditure requirements for the foreseeable future. However, our ability to continue to fund these items and to reduce debt may be affected by general economic, financial, competitive, legislative and regulatory factors, as well as other industry-specific factors such as the ability to control music piracy and the continued transition from physical to digital formats in the music publishing and recorded music industries. It could also be affected by the severity and duration of natural or human-made disasters, including pandemics. We and our affiliates continue to evaluate opportunities to, from time to time, depending on market conditions and prices, contractual restrictions, our financial liquidity and other factors, seek to pay dividends or prepay outstanding debt or repurchase or retire our outstanding debt. The amounts involved in any such transactions, individually or in the aggregate, may be material and may be funded from available cash or from additional borrowings or equity raises. In addition, from time to time, depending on market conditions and prices, contractual restrictions, our financial liquidity, and other factors, we may seek to refinance the Senior Credit Facility with existing cash and/or with funds provided from additional borrowings.

Contractual and Other Obligations

Firm Commitments

The following table summarizes Reservoir Media Management's aggregate contractual obligations as of March 31, 2024, and the estimated timing and effect that such obligations are expected to have on liquidity and cash flow in future periods.

Firm Commitments and Outstanding Debt	Less Than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years	Total
			(in thousands)		
Revolving Credit	$ —	$ —	$335,828	$ —	$335,828
Interest on Revolving Credit[1]	24,601	49,202	17,524	—	91,327
Operating leases	1,452	2,535	1,954	4,010	9,951
Artist, songwriter and co-publisher commitments[2]	1,777	841	47	—	2,666
Asset acquisition and share purchase acquisition commitments[3]	6,345	400	158	—	6,903
Total firm commitments and outstanding debt	$34,176	$52,978	$355,511	$4,010	$446,675

The following is a description of our firmly committed contractual obligations as of March 31, 2024:

(1) Interest obligations under the Credit Facility are based on principal amounts outstanding and interest rates in effect as of March 31, 2024. Interest does not include amortization of deferred financing costs.

(2) The Company routinely enters into long-term commitments with songwriters and recording artists for the future delivery of music. Such commitments generally become due only upon delivery or release and Reservoir's acceptance of future musical compositions by songwriters and publishers or albums from the artists. Because the timing of payment, and even whether payment occurs, is dependent upon the timing of delivery of albums and musical compositions, the timing and amount of payment of these commitments as presented in the above summary can vary significantly.

(3) The Company routinely enters into asset acquisition agreements, which can have deferred minimum funding commitments and other related obligations, as reflected in the table above.

Critical Accounting Policies

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2, "*Summary of Significant Accounting Policies*" to the accompanying consolidated financial statements for the fiscal years ended March 31, 2024 and 2023, contained in Part II, Item 8 of this Form 10-K for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and related notes thereto. We believe we have used reasonable estimates and assumptions in preparing the consolidated financial statements. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue and Cost Recognition

Revenues

As required by Financial Accounting Standards Board ("*FASB*") Accounting Standards Codification ("*ASC*") Topic 606, Revenue from Contracts with Customers ("*ASC 606*"), Reservoir recognizes revenue when, or as, control of the promised services or goods is transferred to its customers and in an amount that reflects the consideration Reservoir is contractually due in exchange for those services or goods.

Music Publishing

Music Publishing revenues are earned from the receipt of royalties relating to the licensing of rights in musical compositions and the sale of published sheet music and songbooks. The receipt of royalties principally relates to amounts earned from the public performance of musical compositions, the mechanical reproduction of musical compositions on recorded media including digital formats and the use of musical compositions in synchronization with visual images. Music publishing royalties, except for synchronization royalties, generally are recognized when the sale or usage occurs. The most common form of consideration for publishing contracts is sales- and usage-based royalties. The collecting societies submit usage reports, typically with payment for royalties due, often on a quarterly or biannual reporting period, in arrears. Royalties are recognized as the sale or usage occurs based upon usage reports and, when these reports are not available, royalties are estimated based on historical data, such as recent royalties reported, company-specific information with respect to changes in repertoire, industry information and other relevant trends. Synchronization revenue is typically recognized as revenue when control of the license is transferred to the customer in accordance with ASC 606.

Recorded Music

Revenues from the sale or license of Recorded Music products through digital distribution channels are typically recognized when the sale or usage occurs based on usage reports received from the customer. Digital licensing contracts are generally long-term with consideration in the form of sales- and usage-based royalties that are typically received monthly. For certain licenses where the consideration is fixed and the intellectual property being licensed is static, revenue is recognized at the point in time when control of the licensed content is transferred to the customer. Revenues from the sale of physical Recorded Music products are recognized upon delivery, which occurs once the product has been shipped and control has been transferred.

Accounting for Royalty Costs and Royalty Advances

Reservoir incurs royalty costs that are payable to our recording artists and songwriters generated from the sale or license of our music publishing copyrights and recorded music catalogue. Royalties are calculated using negotiated rates in accordance with songwriter and recording artist contracts. Calculations are based on revenue earned or user/usage measures or a combination of these. There are instances where such data is not available to be processed and royalty cost calculations may be complex or involve judgments about significant volumes of data to be processed and analyzed.

In many instances, Reservoir commits to pay our recording artists and songwriters royalties in advance of future sales. Reservoir accounts for these advances under the related guidance in FASB ASC Topic 928, Entertainment — Music ("*ASC 928*"). Under ASC 928, Reservoir capitalizes as assets certain advances, which it believes are recoverable from future royalties to be earned by the recording artist or songwriter, when paid. Recoverability is assessed upon initial commitment of the advance based upon Reservoir's forecast of anticipated revenue from the sale of future and existing albums or musical compositions. Reservoir regularly updates the recoverability assessment as additional data is available. In determining whether the advance is recoverable, Reservoir evaluates the current and past popularity of the songwriter or recording artist, the sales history of the songwriter or recording artist, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Advances vary in both amount and expected life based on the underlying songwriter or recording artist. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made.

Acquisitions and Business Combinations

In conjunction with each acquisition transaction, Reservoir assesses whether the transaction should follow accounting guidance applicable to an asset acquisition or a business combination. This assessment requires an evaluation of whether the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, resulting in an asset acquisition or, if not, resulting in a business combination. If treated as an asset acquisition, the assets are recorded on a relative fair value basis in accordance with Reservoir's accounting policies and related acquisition costs are capitalized as part of the asset.

In a business combination, Reservoir recognizes identifiable assets acquired, liabilities assumed, and non-controlling interests at their fair values at the acquisition date. Any consideration paid in excess of the net fair value of the identifiable assets and liabilities acquired in a business combination is recorded to goodwill and acquisition-related costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of music catalogs (publishing and recorded). Intangible assets are recorded at fair value in a business combination and relative fair value in an asset acquisition. Intangible assets are amortized over their expected useful lives using the straight-line method.

Reservoir periodically reviews the carrying value of its amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the lives assigned may no longer be appropriate. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. If it is determined that events and circumstances warrant a revision to the remaining period of amortization, an asset's remaining useful life would be changed, and the remaining carrying amount of the asset would be amortized prospectively over that revised remaining useful life.

New Accounting Pronouncements

See Note 2, "*Summary of Significant Accounting Policies*" to the accompanying consolidated financial statements for the fiscal years ended March 31, 2024 and 2023, contained in Part II, Item 8 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Reservoir Media Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Reservoir Media, Inc. and subsidiaries (the "Company") as of March 31, 2024, and 2023, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, New York

May 30, 2024

We have served as the Company's auditor since 2021

RESERVOIR MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In U.S. dollars, except share data)

	Fiscal Year Ended March 31,	
	2024	2023
Revenues	$144,855,690	$122,286,530
Costs and expenses:		
Cost of revenue	55,478,286	47,986,130
Amortization and depreciation	24,985,688	22,074,897
Administration expenses	39,815,892	31,167,786
Total costs and expenses	120,279,866	101,228,813
Operating income	24,575,824	21,057,717
Interest expense	(21,087,713)	(14,756,187)
Loss on early extinguishment of debt	—	(914,040)
(Loss) gain on foreign exchange	(101,834)	269,151
(Loss) gain on fair value of swaps	(1,124,770)	2,765,082
Other income (expense), net	(1,089,442)	(17,194)
Income before income taxes	1,172,065	8,404,529
Income tax expense	334,804	5,624,896
Net income	837,261	2,779,633
Net income attributable to noncontrolling interests	(192,324)	(240,432)
Net income attributable to Reservoir Media, Inc.	$ 644,937	$ 2,539,201
Earnings per common share (Note 13):		
Basic	$ 0.01	$ 0.04
Diluted	$ 0.01	$ 0.04
Weighted average common shares outstanding (Note 13):		
Basic	64,757,112	64,339,703
Diluted	65,255,901	64,833,207

See accompanying notes to the consolidated financial statements.

RESERVOIR MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars)

	Fiscal Year Ended March 31,	
	2024	**2023**
Net income	$ 837,261	$ 2,779,633
Other comprehensive income (loss):		
Translation adjustments	1,057,596	(3,657,271)
Total comprehensive income (loss)	1,894,857	(877,638)
Comprehensive income attributable to noncontrolling interests	(192,324)	(240,432)
Total comprehensive income (loss) attributable to Reservoir Media, Inc.	$1,702,533	$(1,118,070)

See accompanying notes to the consolidated financial statements.

RESERVOIR MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	March 31, 2024	March 31, 2023
Assets		
Current assets		
Cash and cash equivalents	$ 18,132,015	$ 14,902,076
Accounts receivable	33,227,382	31,255,867
Current portion of royalty advances	13,248,008	15,188,656
Inventory and prepaid expenses	6,300,915	5,458,522
Total current assets	70,908,320	66,805,121
Intangible assets, net	640,222,000	617,404,741
Equity method and other investments	1,451,924	2,305,719
Royalty advances, net of current portion	56,527,557	51,737,844
Property, plant and equipment, net	551,410	568,339
Operating lease right of use assets, net	6,988,340	7,356,312
Fair value of swap assets	5,753,488	6,756,884
Other assets	1,131,529	1,147,969
Total assets	$783,534,568	$754,082,929
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,015,939	$ 6,680,421
Royalties payable	40,395,205	33,235,235
Accrued payroll	2,043,772	1,689,310
Deferred revenue	1,163,953	2,151,889
Other current liabilities	7,313,615	10,583,794
Income taxes payable	439,152	204,987
Total current liabilities	60,371,636	54,545,636
Secured line of credit	330,791,607	311,491,581
Deferred income taxes	30,471,978	30,525,523
Operating lease liabilities, net of current portion	6,720,287	7,072,553
Fair value of swap liability	121,374	—
Other liabilities	572,705	785,113
Total liabilities	429,049,587	404,420,406
Contingencies and commitments (Note 16)		
Shareholders' Equity		
Preferred stock, $0.0001 par value 75,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2024 and 2023	—	—
Common stock, $0.0001 par value; 750,000,000 shares authorized, 64,826,864 issued and outstanding at March 31, 2024; 64,441,244 issued and outstanding at March 31, 2023	6,483	6,444
Additional paid-in capital	341,388,351	338,460,789
Retained earnings	15,397,657	14,752,720
Accumulated other comprehensive loss	(3,797,733)	(4,855,329)
Total Reservoir Media, Inc. shareholders' equity	352,994,758	348,364,624
Noncontrolling interest	1,490,223	1,297,899
Total shareholders' equity	354,484,981	349,662,523
Total liabilities and shareholders' equity	$783,534,568	$754,082,929

See accompanying notes to the consolidated financial statements.

RESERVOIR MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In U.S. dollars, except share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Noncontrolling interests	Shareholders' equity
	Shares	Amount					
Balance, March 31, 2022	**64,150,186**	**$6,415**	**$335,372,981**	**$12,213,519**	**$(1,198,058)**	**$1,057,467**	**$347,452,324**
Share-based compensation	—	—	2,103,715	—	—	—	2,103,715
Stock option exercises	56,466	6	288,545	—	—	—	288,551
Vesting of restricted stock units, net of shares withheld for employee taxes	234,592	23	(475,880)	—	—	—	(475,857)
Reclassification of liability-classified awards to equity-classified awards	—	—	1,171,428	—	—	—	1,171,428
Net income	—	—	—	2,539,201	—	240,432	2,779,633
Other comprehensive loss	—	—	—	—	(3,657,271)	—	(3,657,271)
Balance, March 31, 2023	**64,441,244**	**$6,444**	**$338,460,789**	**$14,752,720**	**$(4,855,329)**	**$1,297,899**	**$349,662,523**
Share-based compensation	—	—	2,584,043	—	—	—	2,584,043
Stock option exercises	56,466	6	288,537	—	—	—	288,543
Vesting of restricted stock units, net of shares withheld for employee taxes	329,154	33	(689,185)	—	—	—	(689,152)
Reclassification of liability-classified awards to equity-classified awards	—	—	744,167	—	—	—	744,167
Net income	—	—	—	644,937	—	192,324	837,261
Other comprehensive income	—	—	—	—	1,057,596	—	1,057,596
Balance, March 31, 2024	**64,826,864**	**$6,483**	**$341,388,351**	**$15,397,657**	**$(3,797,733)**	**$1,490,223**	**$354,484,981**

See accompanying notes to the consolidated financial statements.

RESERVOIR MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Fiscal Year Ended March 31,	
	2024	**2023**
Cash flows from operating activities:		
Net income	$ 837,261	$ 2,779,633
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets	24,743,082	21,894,754
Depreciation of property, plant and equipment	242,606	180,143
Share-based compensation	3,386,543	3,202,642
Non-cash interest charges	1,339,413	2,071,932
Loss on early extinguishment of debt	—	914,040
Loss (gain) on fair value of swaps	1,124,770	(2,765,082)
Impairment of equity investment	991,105	—
Share of loss (earnings) of equity affiliates, net of tax	100,000	(34,131)
Dividend from equity affiliates	—	62,306
Deferred income taxes	(220,936)	5,250,590
Changes in operating assets and liabilities:		
Accounts receivable	(1,971,515)	(6,044,931)
Inventory and prepaid expenses	(842,393)	(1,417,051)
Royalty advances	(2,745,666)	(9,913,746)
Other assets and liabilities	736,801	(369,722)
Accounts payable and accrued liabilities	8,237,314	15,264,856
Income taxes payable	234,165	127,491
Net cash provided by operating activities	36,192,550	31,203,724
Cash flows from investing activities:		
Purchases of music catalogs	(50,127,625)	(71,824,744)
Investments in affilitates	(200,000)	—
Purchase of property, plant and equipment	(225,677)	(406,402)
Net cash used for investing activities	(50,553,302)	(72,231,146)
Cash flows from financing activities:		
Proceeds from secured line of credit	34,000,000	42,182,694
Repayments of secured line of credit	(16,000,000)	—
Proceeds from stock option exercises	288,543	288,551
Taxes paid related to net share settlement of restricted stock units	(689,152)	(475,880)
Deferred financing costs paid	(39,387)	(3,533,254)
Net cash provided by financing activities	17,560,004	38,462,111
Foreign exchange impact on cash	30,687	(346,905)
Increase (decrease) in cash and cash equivalents	3,229,939	(2,912,216)
Cash and cash equivalents beginning of period	14,902,076	17,814,292
Cash and cash equivalents end of period	$ 18,132,015	$ 14,902,076

See accompanying notes to the consolidated financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

Reservoir Media, Inc. (formerly known as Roth CH Acquisition II Co. ("**ROCC**")), a Delaware corporation (the "**Company**"), is an independent music company based in New York City, New York and with offices in Los Angeles, Nashville, Toronto, London and Abu Dhabi.

On July 28, 2021 (the "**Closing Date**"), ROCC consummated the acquisition of Reservoir Holdings, Inc., a Delaware corporation ("**RHI**"), pursuant to the agreement and plan of merger, dated as of April 14, 2021 (the "**Merger Agreement**"), by and among ROCC, Roth CH II Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of ROCC ("**Merger Sub**"), and RHI. On the Closing Date, Merger Sub merged with and into RHI, with RHI surviving the merger as a wholly-owned subsidiary of ROCC (the "**Business Combination**"). In connection with the consummation of the Business Combination, "Roth CH Acquisition II Co." was renamed "Reservoir Media, Inc." effective as of the Closing Date. The common stock, $0.0001 par value per share, of the Company (the "**Common Stock**") and warrants are traded on The Nasdaq Stock Market LLC ("**NASDAQ**") under the ticker symbols "RSVR" and "RSVRW," respectively.

The Company's activities are organized into two operating segments: Music Publishing and Recorded Music. Operations of the Music Publishing segment involve the acquisition of interests in music catalogs from which royalties are earned as well as signing songwriters to exclusive agreements which give the Company an interest in the future delivery of songs. The publishing catalog includes ownership or control rights to more than 150,000 musical compositions that span across historic pieces, motion picture scores and current award-winning hits. Operations of the Recorded Music segment involve the acquisition of sound recording catalogs as well as the discovery and development of recording artists and the marketing, distribution, sale and licensing of the music catalog. The Recorded Music operations are primarily conducted through the Chrysalis Records platform and Tommy Boy Music, LLC ("**Tommy Boy**"), and include the ownership of over 36,000 sound recordings.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The following include significant accounting policies that have been adopted by the Company:

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries. The Company records a noncontrolling interest in its consolidated balance sheets and statements of operations with respect to the remaining economic interests in majority-owned subsidiaries it does not own. All intercompany transactions and balances have been eliminated upon consolidation.

The equity method of accounting is used to account for investments in entities in which the Company has the ability to exert significant influence over the investee's operating and financial policies.

Use of Significant Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities,

(In U.S. dollars)

revenues and expenses and the related disclosure of contingent assets and liabilities. Significant estimates are used for, but not limited to, determining useful lives of intangible assets, intangible asset recoverability and impairment and accrued revenue. Actual results could differ from these estimates.

Amounts Due to (from) Related Parties

The Company has various shared services agreements with a shareholder and other affiliated entities under the control of its shareholder. These agreements cover services such as IT support, a sublease of office space, and re-billed services of staff who perform services across multiple entities. Amounts due to (from) this shareholder and other affiliated entities totaled $0 as of March 31, 2024 and $(22,500) as of March 31, 2023.

Foreign Currencies

The Company has determined the U.S. dollar to be the functional currency of the Company and certain subsidiaries as it is the currency of the primary economic environment in which the companies operate while other subsidiaries have been determined to have the British Pound as their functional currencies.

Monetary assets and liabilities denominated in foreign currencies other than the functional currency are translated into the respective functional currencies at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

Financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the fiscal year. Exchange gains and losses are deferred and reflected on the balance sheet in accumulated other comprehensive income and subsequently recognized in income upon substantial disposal of the net investment in the foreign operation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer’s financial condition. The time between the Company’s issuance of an invoice and payment due date is not significant. Customer payments that are not collected in advance of the transfer of promised services or goods are generally due 30-60 days from the invoice date. Customer payments related to synchronization licenses often take longer to collect, but that does not typically impact the ultimate collectability. The Company monitors customer credit risk related to accounts receivable and, when deemed necessary, maintains a provision for estimated uncollectible accounts, which is estimated based on historical experience, aging trends and in certain cases, management judgments about specific customers. Based on this analysis, the Company did not record a provision for estimated uncollectible accounts as of March 31, 2024 or March 31, 2023.

Concentrations of Credit Risk

Customer credit risk represents the potential for financial loss if a customer is unwilling or unable to meet its agreed upon contractual payment obligations. Two customers accounted for approximately 34% of total accounts receivable as of March 31, 2024 and three customers accounted for approximately 43% of total

(In U.S. dollars)

accounts receivable as of March 31, 2023. No other single customer accounted for more than 10% of accounts receivable in either period.

In the Music Publishing segment, the Company collects a significant portion of its royalties from global copyright collecting societies. Collecting societies and associations are generally not-for-profit organizations that represent composers, songwriters and music publishers. These organizations seek to protect the rights of their members by licensing, collecting license fees and distributing royalties for the use of the members' works. The Company does not believe there is any significant collection risk from such societies and associations.

In the Recorded Music segment, the majority of the revenue is collected from the Company's distribution partners, rather than directly from the customers. These distribution partners primarily pay through the revenue to the Company on a monthly basis. The Company routinely assesses the financial strength of its distribution partners and the Company does not believe there is any significant collection risk.

Acquisitions and Business Combinations

In conjunction with each acquisition transaction, the Company assesses whether the transaction should follow accounting guidance applicable to an asset acquisition or a business combination. This assessment requires an evaluation of whether the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, resulting in an asset acquisition or, if not, resulting in a business combination.

If treated as an asset acquisition, the assets are recorded on a relative fair value basis in accordance with the Company's accounting policies and related acquisition costs are capitalized as part of the asset.

In a business combination, the Company recognizes identifiable assets acquired, liabilities assumed, and non-controlling interests at their fair values at the acquisition date. Any consideration paid in excess of the net fair value of the identifiable assets and liabilities acquired in a business combination is recorded to goodwill and acquisition-related costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of publishing and recorded music catalogs. Intangible assets are recorded at fair value in a business combination and relative fair value in an asset acquisition. Intangible assets are amortized over their expected useful lives using the straight-line method.

The Company periodically reviews the carrying value of its amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the lives assigned may no longer be appropriate. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. If the Company determines that events and circumstances warrant a revision to the remaining period of amortization, an asset's remaining useful life would be changed, and the remaining carrying amount of the asset would be amortized prospectively over that revised remaining useful life.

Goodwill

The Company had $402,067 of goodwill as of March 31, 2024 and 2023, which is classified with "Other assets" in the Company's consolidated balance sheets. All of the goodwill arose in connection with an acquisition accounted for as a business combination and has been assigned to a reporting unit within the Music Publishing segment. There were no impairments, disposals or other acquisitions of goodwill in the fiscal years ended March 31, 2024 and 2023.

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company evaluates goodwill for potential impairment on an annual basis on the first day of the fiscal fourth quarter (January 1), or at other times during the year if events or circumstances indicate that it is more-likely-than-not (greater than 50%) that the fair value of a reporting unit is below the carrying amount.

In reviewing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount. If the Company elects to bypass the qualitative assessment for any reporting unit, or if a qualitative assessment indicates it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit is less than its carrying amount, the Company will measure any goodwill impairment loss as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performed its annual impairment testing of goodwill as of January 1, 2024 and no impairment was required. The Company's impairment testing consisted of a qualitative assessment. Changes in market conditions, laws and regulations, and key assumptions could negatively impact the results of future impairment testing and could result in the recognition of an impairment charge.

Investments in Equity Affiliates

The Company accounts for investments in affiliates using the equity method of accounting when it has significant influence over an affiliate's operations. The Company's share of investee's net income or loss and basis difference amortization is classified as "Interest and other income" in the consolidated statements of income.

The Company also holds investments in equity securities of unconsolidated entities in which the Company is not able to exercise significant influence, that do not have readily determinable market values. The Company accounts for these investments using a measurement alternative that measures these securities at initial cost, minus any impairment, plus or minus changes resulting from observable price changes on a non-recurring basis. The fair value of non-marketable equity securities that have been remeasured due to impairment are classified within Level 3 with gains or losses, if any, classified as Other income (expense), net in the consolidated statements of loss (income). During the fiscal year ended March 31, 2024, the Company recognized an impairment charge of $991,105 to writedown one of these investments to its estimated fair value.

Deferred Revenue

Deferred revenue principally relates to fixed fees and minimum guarantees received in advance of the Company's performance or usage by the licensee. Reductions in deferred revenue are a result of the Company's performance under the contract or usage by the licensee.

Deferred Finance Costs

Deferred finance costs are amortized on an effective interest basis over the term of the related obligation. Deferred finance charges are netted against the loans. See Note 7, "*Secured Line of Credit*" for additional information with respect to the Company's financing arrangements.

Revenues

The Company recognizes revenue when, or as, control of the promised services or goods is transferred to its customers and in an amount that reflects the consideration the Company is contractually due in exchange for those services or goods.

Music Publishing

Music Publishing revenues are earned in the form of royalties relating to the licensing of rights in musical compositions and the sale of published sheet music and songbooks. Royalties principally relate to amounts earned from the public performance of musical compositions, the mechanical reproduction of musical compositions on recorded media including digital formats and the use of musical compositions in synchronization with visual images. Music publishing royalties, except for synchronization royalties, are recognized when the sale or usage occurs. The most common form of consideration for publishing contracts is sales- and usage-based royalties. The collecting societies submit usage reports, typically with payment for royalties due, often on a quarterly or biannual reporting period, in arrears. Royalties are recognized as the sale or usage occurs based upon usage reports when these reports are available for the reporting period or estimates of royalties based on historical data, such as recent royalties reported, company-specific information with respect to changes in repertoire, industry information and other relevant trends when usage reports are not available for the reporting period. Synchronization revenue is recognized as revenue when control of the license is transferred to the customer.

Recorded Music

Revenues from the sale or license of Recorded Music products through digital distribution channels are recognized when the sale or usage occurs based on usage reports received from the customer. Digital licensing contracts are generally long-term with consideration in the form of sales- and usage-based royalties that are primarily received monthly. For certain licenses where the consideration is fixed and the intellectual property being licensed is static, revenue is recognized at the point in time when control of the licensed content is transferred to the customer.

Revenues from the sale of physical Recorded Music products are recognized upon delivery, which occurs once the product has been shipped and control has been transferred.

Principal versus Agent Revenue Recognition

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in a transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service.

The Company is typically required to pay a specified portion of the fees, earnings, payments and revenues received from the exploitation of the underlying music compositions and recorded music to the original songwriter or recorded artist (the "*Royalty Costs*"). The Company records revenues on a gross basis reflecting its position as a principal in the transaction and any royalties payable to third parties, including the writer's fees and recording artists, are recorded as expenses.

Royalty Costs and Royalty Advances

The Company incurs Royalty Costs that are payable to its songwriters and recording artists generated from the sale or license of its music publishing copyrights and recorded music catalog. Royalties are calculated

(In U.S. dollars)

using negotiated rates in accordance with the songwriter and recording artist contracts. Calculations are based on revenue earned or user/usage measures or a combination of these. There are instances where such data is not available to be processed and royalty cost calculations may be complex or involve judgments about significant volumes of data to be processed and analyzed.

In some instances, the Company commits to pay its songwriters and recording artists royalties in advance of future sales. The Company accounts for these advances under the related guidance in the Financial Accounting Standards Board (the "***FASB***") Accounting Standards Codification ("***ASC***") Topic 928, "*Entertainment — Music*" ("***ASC 928***"). Under ASC 928, the Company capitalizes as assets certain advances, which it believes are recoverable from future royalties to be earned by the songwriter or recording artist when paid. Recoverability is assessed upon initial commitment of the advance based upon the Company's forecast of anticipated revenue from the sale of future and existing musical compositions or albums. Reservoir regularly updates the recoverability assessment as additional data is available. In determining whether the advance is recoverable, the Company evaluates the current and past popularity of the songwriter or recording artist, the sales history of the songwriter or recording artist, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Advances vary in both amount and expected life based on the underlying songwriter or recording artist. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made.

Share-Based Compensation

Compensation expense related to the issuance of share-based awards to the Company's employees and board of directors is measured at fair value on the grant date. The Company uses the Black-Scholes option pricing model to value stock options. The compensation expense for awards that vest over a future service period is recognized over the requisite service period on a straight-line basis. The Company recognizes share-based award forfeitures as they occur rather than estimating by applying a forfeiture rate.

Earnings Per Share

The consolidated statements of income present basic and diluted earnings per share ("***EPS***"). Basic EPS is computed by dividing Net income attributable to Reservoir Media, Inc. by weighted average common shares outstanding.

Diluted EPS is computed similarly to basic EPS, except that the denominator is increased to include the number of additional shares for potential dilutive effects of stock options, restricted stock units ("***RSU's***") and warrants outstanding during the period. The dilutive effects of stock options, RSU's and warrants are calculated in accordance with the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Employee Benefit Plans

The Company has a 401(k) retirement savings plan open to U.S. based employees who have completed three months of eligible service. The Company contributes $0.60 for every $1.00 of employee contributions up to a maximum of 6% of the employee's salary based upon each individual participant's election. Expenses totaled $220,681 and $188,727 for employer contributions to the 401(k) retirement savings plan in the fiscal years ended March 31, 2024 and 2023, respectively.

Income Taxes

Income taxes are determined using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the differences between the accounting bases of assets

and liabilities and their corresponding tax basis. Deferred taxes are measured using enacted tax rates expected to apply when the asset is realized, or the liability is settled. A deferred tax asset is recognized when it is considered more likely than not to be realized.

In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing jurisdictions. Accordingly, the Company accrues liabilities when it believes that it is not more likely than not that it will realize the benefits of tax positions that it has taken in its tax returns or for the amount of any tax benefit that exceeds the cumulative probability threshold in accordance with ASC 740-10. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense (benefit). Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on the Company's consolidated financial position but could possibly be material to the Company's consolidated results of operations or cash flow in any given quarter or annual period.

Companies subject to the Global Intangible Low-Taxed Income provision ("**GILTI**") have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for outside basis temporary differences expected to reverse as GILTI. The Company has elected to treat taxes on GILTI as period costs and no deferred tax asset or liability is recorded.

Comprehensive Income (Loss)

The Company reports in accordance with ASC Topic 220, "*Comprehensive Income*" ("**ASC 220**"). ASC 220 requires companies to classify items of other comprehensive income (loss) by their nature in the financial statements and display the accumulated balance of other comprehensive income (loss) separately from capital stock and retained earnings in the shareholders' equity section of a statement of financial position.

Derivative Financial Instruments

The Company's interest rate swaps have not been designated as a hedging instrument and, therefore, are recognized at fair value at the end of each reporting period with changes in fair value recorded in the consolidated statements of income.

Fair Value Measurement and Hierarchy

The Company reports in accordance with ASC Topic 820, "*Fair Value Measurements and Disclosures*" ("**ASC 820**"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions as to what market participants would use in pricing the asset or liability and are based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- **Level 1** — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(In U.S. dollars)

- **Level 2** — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- **Level 3** — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. See Note 14, "*Financial Instruments*" for additional information.

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1993, as amended (the "***Securities Act***"), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the "***JOBS Act***"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "***Sarbanes-Oxley Act***"), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***")) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Recent Accounting Pronouncements

Accounting Standards Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("***FASB***") issued Accounting Standards Update ("***ASU***") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("***ASU 2023-09***"), which expands income tax disclosures, including requiring enhanced disclosures related to the rate reconciliation and income taxes paid information. The amendments in ASU 2023-09 should be applied on a prospective basis, with retrospective application permitted. ASU 2023-09 is effective for annual periods of public business entities for fiscal years beginning after December 15, 2024 and for annual periods of entities other than public entities beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact that adoption of ASU 2023-09 will have on its disclosures upon adoption.

(In U.S. dollars)

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("***ASU 2023-07***"), which expands segment disclosures for public entities, including requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("***CODM***"), the title and position of the CODM and an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and allocating resources. ASU 2023-07 also expands disclosures about a reportable segment's profit or loss and assets in interim periods and clarifies that a public entity may report additional measures of segment profit if the CODM uses more than one measure of a segment's profit or loss. ASU 2023-07 does not remove existing segment disclosure requirements or change how a public entity identifies its operating segments, aggregates those operating segments, or determines its reportable segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and subsequent interim periods with early adoption permitted, and requires retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the impact that adoption of ASU 2023-07 will have on its disclosures upon adoption.

Accounting Standards Recently Adopted

In June 2016, the FASB issued ASU 2016-13, "*Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*" ("***ASU 2016-13***"), which replaces the incurred loss impairment methodology in current US GAAP with a methodology that reflects expected credit losses. Subsequent to ASU 2016-13, the FASB has issued several related ASUs amending the original ASU 2016-13. The updates are intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. For the Company, ASU 2016-13 was effective beginning April 1, 2023. The adoption of ASU 2016-13 did not have a material impact on the Company's condensed consolidated financial statements.

NOTE 3. REVENUE RECOGNITION

For the Company's operating segments, Music Publishing and Recorded Music, the Company accounts for a contract when it has legally enforceable rights and obligations and collectability of consideration is probable. The Company identifies the performance obligations and determines the transaction price associated with the contract. Revenue is recognized when, or as, control of the promised services or goods is transferred to the Company's customers, and in an amount that reflects the consideration the Company is contractually due in exchange for those services or goods. Certain of the Company's arrangements include licenses of intellectual property with consideration in the form of sales- and usage-based royalties. Royalty revenue is recognized when the subsequent sale or usage occurs using the best estimates available of the amounts that will be received by the Company. The Company recognized revenue of $3,720,376 and $3,478,970 from performance obligations satisfied in previous periods for the fiscal years ended March 31, 2024 and 2023, respectively. Revenue recognized from performance obligations satisfied in previous periods for the fiscal year ended March 31, 2023 was impacted by an update to estimated Music Publishing royalties based on the Company's estimate of effects arising from the July 2022 ruling by the U.S. Copyright Royalty Board (the "***CRB***") to affirm increases to the statutory royalty rate structure for mechanical royalties in the U.S. for the period 2018 to 2022. For much of the period between 2018 and 2022, most digital service providers accounted and submitted payment to the Company using the applicable 2017 rate while the remand process took place.

(In U.S. dollars)

Disaggregation of Revenue

The Company's revenue consisted of the following categories during the fiscal years ended March 31, 2024 and 2023:

	Fiscal Year Ended March 31,	
	2024	2023
Revenue by Type		
Digital	$ 51,572,052	$ 44,117,066
Performance	22,795,559	16,701,595
Synchronization	15,143,616	15,599,641
Mechanical	3,427,982	3,484,771
Other	3,254,100	3,930,875
Total Music Publishing	96,193,309	83,833,948
Digital	26,900,363	22,944,894
Physical	8,943,413	6,001,262
Neighboring rights	3,611,307	3,098,342
Synchronization	2,911,421	2,780,475
Total Recorded Music	42,366,504	34,824,973
Other revenue	6,295,877	3,627,609
Total revenue	$144,855,690	$122,286,530

	Fiscal Year Ended March 31,	
	2024	2023
Revenue by Geographical Location		
United States Music Publishing	$ 56,252,521	$ 49,930,481
United States Recorded Music	23,254,535	19,103,665
United States other revenue	6,295,877	3,627,609
Total United States	85,802,933	72,661,755
International Music Publishing	39,940,788	33,903,467
International Recorded Music	19,111,969	15,721,308
Total International	59,052,757	49,624,775
Total revenue	$144,855,690	$122,286,530

Only the United States represented 10% or more of the Company's total revenues in the fiscal years ended March 31, 2024 and 2023.

Music Publishing

Music publishers act as copyright owners and/or administrators of the musical compositions and generate revenues related to the exploitation of musical compositions (as opposed to recorded music). Music publishers receive royalties from the use of the musical compositions in public performances, digital and physical recordings, and through synchronization (the combination of music with visual images).

Performance revenues are received when the musical composition is performed publicly through broadcast of music on television, radio and cable and in retail locations (*e.g.*, bars and restaurants), live

performance at a concert or other venue (*e.g.*, arena concerts and nightclubs) and performance of musical compositions in staged theatrical productions. Digital revenues are derived from musical compositions being embodied in recordings licensed to digital streaming services and digital download services and for digital performance. Mechanical revenues are generated with respect to the musical compositions embodied in recordings sold in any physical format such as vinyl, CDs and DVDs. Synchronization revenues represent the right to use the composition in combination with visual images such as in films or television programs, television commercials and video games as well as from other uses such as in toys or novelty items and merchandise. Other revenues represent earnings for use in printed sheet music and other uses. Digital and synchronization revenue recognition is similar for both Recorded Music and Music Publishing, therefore refer to the discussion within Recorded Music.

Included in these revenue streams, excluding synchronization and other revenues, are licenses with performing rights organizations or collecting societies (*e.g.*, ASCAP, BMI, SESAC and GEMA), which are long-term contracts containing a single performance obligation, which is ongoing access to all intellectual property in an evolving content library. The most common form of consideration for these contracts is sales- and usage-based royalties. The collecting societies submit usage reports, typically with payment for royalties due, often on a quarterly or biannual reporting period, in arrears. Royalties are recognized as the sale or usage occurs based upon usage reports and, when these reports are not available, royalties are estimated based on historical data, such as recent royalties reported, company-specific information with respect to changes in repertoire, industry information and other relevant trends.

The Company excludes from the measurement of transaction price all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction, and (ii) collected from customers.

Recorded Music

Recorded Music mainly involves selling, marketing, distribution and licensing of recorded music owned by the Company. Recorded Music revenues are derived from four main sources, which include digital, physical, synchronization and neighboring rights.

Digital revenues are generated from the expanded universe of digital partners, including digital streaming services and download services. Digital licensing contracts are generally long-term with consideration in the form of sales- and usage-based royalties that are typically received monthly. Additionally, for certain licenses, including synchronization licenses, where the consideration is fixed and the intellectual property being licensed is static, revenue is recognized at the point in time when control of the licensed content is transferred to the customer.

Physical revenues are generated from the sale of physical products such as vinyl, CDs and DVDs. The Company uses distribution partners to facilitate the sale of physical products. Revenues from the sale of physical Recorded Music products are recognized upon transfer of control to the customer, which typically occurs once the product has been shipped and the ability to direct use and obtain substantially all of the benefit from the asset have been transferred. In accordance with industry practice and as is customary in many territories, certain products, such as CDs and DVDs, are sold to customers with the right to return unsold items. Revenues from such sales are generally recognized upon shipment based on gross sales.

Synchronization revenues represent royalties or fees for the right to use sound recordings in combination with visual images such as in films or television programs, television commercials and video games. In certain territories, the Company may also receive royalties when sound recordings are performed publicly through broadcast of music on television, radio and cable and in public spaces such as shops, workplaces, restaurants, bars and clubs. These public performance royalties on sound recordings are classified as "Neighboring

(In U.S. dollars)

rights" revenue. For fixed-fee contracts, revenue is recognized at the point in time when control of the licensed content is transferred to the customer. Royalty based contracts are recognized as the underlying sales or usage occurs.

Deferred Revenue

The following table reflects the change in deferred revenue during the fiscal years ended March 31, 2024 and 2023:

	Fiscal Year Ended March 31,	
	2024	2023
Balance at beginning of period	$ 2,151,889	$ 1,103,664
Cash received during period	3,248,918	6,188,993
Revenue recognized during period	(4,236,854)	(5,140,768)
Balance at end of period	$ 1,163,953	$ 2,151,889

NOTE 4. ACQUISITIONS

In the ordinary course of business, the Company regularly acquires publishing and recorded music catalogs, which are typically accounted for as asset acquisitions. During the fiscal years ended March 31, 2024 and 2023, the Company completed such acquisitions totaling $46,488,896 and $71,501,353, respectively, inclusive of deferred acquisition payments. The Company did not complete any individually significant acquisition transactions during the fiscal years ended March 31, 2024 and 2023.

NOTE 5. INTANGIBLE ASSETS

Intangible assets subject to amortization consist of the following as of March 31, 2024 and 2023:

	2024	2023
Intangible assets subject to amortization:		
Publishing and recorded music catalogs	$ 769,648,966	$ 721,904,892
Artist management contracts	911,740	893,283
Gross intangible assets	770,560,706	722,798,175
Accumulated amortization	(130,338,706)	(105,393,434)
Intangible assets, net	$ 640,222,000	$ 617,404,741

Straight-line amortization expense totaled $24,743,082 and $21,894,754 in the fiscal years ended March 31, 2024 and 2023, respectively. The expected amortization expense of intangible assets for each of the five succeeding fiscal years and thereafter is as follows:

Fiscal year ending March 31:	
2025	$ 25,684,625
2026	25,684,625
2027	25,684,625
2028	25,684,625
2029	25,684,625
Thereafter	511,776,909
Total	$640,200,032

(In U.S. dollars)

NOTE 6. ROYALTY ADVANCES

The Company made royalty advances totaling $17,290,321 and $22,883,884 during the fiscal years ended March 31, 2024 and 2023, respectively, recoupable from the writer's or artist's share of future royalties otherwise payable, in varying amounts. Advances expected to be recouped within the next twelve months are classified as current assets, with the remainder classified as noncurrent assets. The following table reflects the change in royalty advances during the fiscal years ended March 31, 2024 and 2023:

	2024	2023
Balance at beginning of period	$ 66,926,500	$ 57,012,754
Additions	17,290,321	22,883,884
Recoupments	(14,441,256)	(12,970,138)
Balance at end of period	$ 69,775,565	$ 66,926,500

NOTE 7. SECURED LINE OF CREDIT

Long-term debt consists of the following as of March 31, 2024 and 2023:

	2024	2023
Secured line of credit	$335,828,410	$317,828,409
Debt issuance costs, net	(5,036,803)	(6,336,828)
	$330,791,607	$311,491,581

Credit Facilities

Reservoir Media Management, Inc. ("***RMM***"), a subsidiary of RHI, is a borrower under a revolving credit agreement (the "***RMM Credit Agreement***") governing RMM's secured line of credit (the "***Senior Credit Facility***"), as amended and refinanced in connection with the consummation of the Business Combination.

On December 16, 2022, RMM entered into an amendment (the "***Second Amendment***") to the RMM Credit Agreement. The Second Amendment amended the RMM Credit Agreement to (i) increase RMM's senior secured revolving credit facility from $350,000,000 to $450,000,000, (ii) increase the incremental borrowing available under the facility's accordion feature (discussed below) from $50,000,000 to $150,000,000, (iii) extend the maturity date of the loans advanced under the RMM Credit Agreement from October 16, 2024 to December 16, 2027, (iv) modify the interest rate to be equal to either the sum of a base rate plus a margin of 1.00% or the sum of a SOFR rate plus a margin of 2.00%, in each case subject to a 0.25% increase based on a consolidated net senior debt to library value ratio, (v) remove the existing total leverage ratio financial covenant of no greater than 7.50:1.00 (net of up to $20,000,000 of certain cash balances) as of the end of each fiscal quarter, (vi) reduce the minimum required fixed charge coverage ratio financial covenant to 1.10:1.00 and (vii) modify the consolidated senior debt to library value ratio financial covenant to 0.450, subject to certain adjustments. In connection with the Second Amendment, during the fiscal year ended March 31, 2023, RMM recorded a loss on early extinguishment of debt of approximately $914,000 that reflects the write-off of a portion of unamortized previous debt issuance costs and capitalized approximately $3,500,000 in new debt issuance costs.

RMM is required to pay an unused fee in respect of unused commitments under the Senior Credit Facility, if any, at a rate of 0.25% per annum. Substantially all tangible and intangible assets of the Company, RHI, RMM and the other subsidiary guarantors are pledged as collateral to secure the obligations of RMM under the RMM Credit Agreement.

(In U.S. dollars)

The RMM Credit Agreement contains customary covenants limiting the ability of the Company, RHI, RMM and certain of its subsidiaries to, among other things, incur debt or liens, merge or consolidate with others, make investments, make cash dividends, redeem or repurchase capital stock, dispose of assets, enter into transactions with affiliates or enter into certain restrictive agreements. In addition, the Company, on a consolidated basis with its subsidiaries, must comply with financial covenants requiring the Company to maintain (i) a fixed charge coverage ratio of not less than 1.10:1.00 for each four fiscal quarter period, and (ii) a consolidated senior debt to library value ratio of 0.45:1.00, subject to certain adjustments. If RMM does not comply with the covenants in the RMM Credit Agreement, the lenders may, subject to customary cure rights, require the immediate payment of all amounts outstanding under the Senior Credit Facility.

The Senior Credit Facility also includes an “accordion feature” that permits RMM to seek additional commitments in an amount not to exceed $150,000,000 that would increase the Senior Credit Facility. As of March 31, 2024, the Senior Credit Facility had a borrowing capacity of $450,000,000, with remaining borrowing availability of $114,171,590.

Interest Rate Swaps

At March 31, 2024, RMM had the following interest rate swaps outstanding, under which it pays a fixed rate and receives a floating interest payment from the counterparty based on SOFR with reference to notional amounts adjusted to match the amended scheduled principal repayments pursuant to the Senior Credit Facility, which was originally based on LIBOR.

Effective Date	Notional Amount at March 31, 2024	Pay Fixed Rate	Maturity
March 10, 2022	$ 7,750,000	1.533%	September 2024
March 10, 2022	$ 87,561,337	1.422%	September 2024
December 31, 2021	$ 54,688,663	0.972%	September 2024
September 30, 2024	$100,000,000	2.946%	December 2027
September 30, 2024	$ 50,000,000	3.961%	December 2027

In February 2024, the Company entered into an interest rate swap in the amount of $50,000,000, which is reflected in the table above. This swap has an effective date of September 30, 2024, which coincides with the expiration of the Company’s existing swaps, and a maturity date of December 16, 2027, which corresponds to the maturity date of the loans advanced under the RMM Credit Agreement. The Company will pay a fixed rate of 3.961% and receive a floating interest from the counterparty based on SOFR with reference to notional amounts adjusted to match the original scheduled principal repayments pursuant to the indenture agreement.

NOTE 8. OTHER LIABILITIES

The Company’s other current liabilities consist primarily of obligations related to certain asset purchases and acquisitions that are due within the next twelve months, which totaled $6,345,193 and $9,883,039 as of March 31, 2024 and March 31, 2023, respectively.

As of March 31, 2024, the Company’s other non-current liabilities, which consist primarily of obligations related to certain asset purchases and acquisitions that are due more than a year in the future, are as follows:

Fiscal year ending March 31:	
2026	$212,624
2027	202,103
2028	157,978
Total	$572,705

(In U.S. dollars)

NOTE 9. INCOME TAXES

The following table presents domestic and foreign income before income taxes for the fiscal years ended March 31:

	2024	2023
Domestic	$ 3,339,484	$9,120,407
Foreign	(2,167,419)	(715,878)
Income before income taxes	$ 1,172,065	$8,404,529

The provision for income taxes consists of the following for the fiscal years ended March 31:

	2024	2023
Current income taxes:		
U.S. federal	$ 156,783	$ —
State and local	653	9,942
Foreign	398,304	364,364
Total current	555,740	374,306
Deferred income taxes:		
U.S. federal	771,223	2,342,977
State and local	(326,795)	78,178
Foreign	(665,364)	2,829,435
Total deferred	(220,936)	5,250,590
Income tax expense	$ 334,804	$5,624,896

The Company has determined that undistributed earnings of certain non-U.S. subsidiaries will be reinvested for an indefinite period of time. The Company has both the intent and ability to indefinitely reinvest these earnings. Given its intent to reinvest these earnings for an indefinite period of time, the Company has not accrued a deferred tax liability on these earnings. A determination of an unrecognized deferred tax liability related to these earnings is not practicable.

A reconciliation of the statutory tax rate to the effective rate is as follows for the fiscal years ended March 31:

	2024	2023
Federal income tax statutory rate	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	5.1%	2.5%
Foreign subsidiary earnings	15.2%	3.5%
Remeasurement of deferred tax balances	(34.6)%	39.0%
Return to provision adjustments	3.6%	(1.0)%
Executive compensation	15.3%	2.0%
Share-based compensation	2.0%	(0.1)%
Other, net	1.0%	0.0%
Effective income tax rate	28.6%	66.9%

During the fiscal year ended March 31, 2024, the Company remeasured its state and local deferred tax liabilities in the United States due to a change in the estimated state and local effective tax rates resulting in

(In U.S. dollars)

a significant decrease in its effective tax rate. The decrease in the estimate of the applicable future tax rates used to measure the state and local deferred tax liabilities in the United States resulted in incremental tax benefit of $405,229 due to the decrease in the value of deferred tax liabilities. This benefit was partially offset by the impact of incremental tax expense of $247,750 during the fiscal year ended March 31, 2024 due to an impairment charge of $991,105 to writedown an equity investment in the United Kingdom to its estimated fair value, which is not deductible for United Kingdom income tax purposes.

During the fiscal year ended March 31, 2023, the Company changed its estimate of the applicable tax rate used to measure its international deferred tax liabilities in the United Kingdom resulting in a significant increase in its effective tax rate. The increase in the estimate of the applicable future tax rate from 19% to 25% used to measure the international deferred tax liabilities in the United Kingdom resulted in incremental tax expense of $3,558,874 due to the increase in the value of deferred tax liabilities.

The Company's effective tax rate also may vary from period to period depending on, among other factors, the geographic and business mix of earnings and losses. These same and other factors, including history of pre-tax earnings and losses, are taken into account in assessing the ability to realize deferred tax assets.

Significant components of the Company's deferred income tax liability as of March 31, 2024 and 2023 are as follows:

	2024	2023
Deferred tax assets:		
Net operating loss carryforward	$ 597,724	$ 1,594,302
Interest expense carryforward	6,175,688	2,587,058
Lease liability	1,680,384	1,757,512
Compensation	547,122	387,001
Unrealized foreign exchange losses	162,182	148,397
Equity investment	22,252	—
Total deferred tax assets	9,185,352	6,474,270
Deferred tax liabilities:		
Fixed assets and leasehold improvements	(85,188)	(93,673)
Intangible assets	(36,782,047)	(33,689,442)
Lease right of use	(1,526,584)	(1,663,528)
Fair value of swaps	(1,253,279)	(1,553,150)
Branch earnings	(10,232)	—
Total deferred tax liabilities	(39,657,330)	(36,999,793)
Net deferred tax liabilities	$(30,471,978)	$(30,525,523)

As of March 31, 2024, the Company has income tax net operating loss carryforwards of $48,628,931 related to the U.S. operations. The Company has recorded a deferred tax asset of $597,724 reflecting the benefit of $48,628,931 in loss carryforwards. Such net operating loss carryforwards will expire as follows:

Federal	$ 676,160	No expiration date
New York	46,447,569	2035 – 2042
California	269,682	2040 – 2042
Tennessee	1,235,520	2035 – 2038

(In U.S. dollars)

Tax Uncertainties

As of March 31, 2024, the Company has not recorded any unrecognized tax benefits.

Tax Audits

The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns and non-U.S. income tax returns. The Company is subject to examination by federal, state and local, and foreign tax authorities. RMM's Federal income tax returns for the years 2021 through 2023 are subject to examination by the Internal Revenue Service, and RMM's state tax returns are subject to examination by the respective tax authorities for the years 2020 through 2023. Non-U.S. tax returns are subject to examination by the respective tax authorities for the years 2020 through 2023. The Company regularly assesses the likelihood of additional assessments by each jurisdiction and have established tax reserves that the Company believes are adequate in relation to the potential for additional assessments. Examination outcomes and the timing of examination settlements are subject to uncertainty. Although the results of such examinations may have an impact on the Company's unrecognized tax benefits, the Company does not anticipate that such impact will be material to its consolidated financial position or results of operations. The Company does not expect to settle any material tax audits in the next twelve months.

NOTE 10. SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid and income taxes paid for the fiscal years ended March 31, 2024 and 2023 were comprised of the following:

	2024	2023
Interest paid	$17,467,938	$12,624,536
Income taxes paid	$ 357,946	$ 315,617

Non-cash investing and financing activities for the fiscal years ended March 31, 2024 and 2023 were comprised of the following:

	2024	2023
Acquired intangible assets included in other liabilities	$1,110,722	$9,396,725
Reclassification of liability-classified awards to equity-classified awards	$ 744,167	$1,171,428

NOTE 11. SHAREHOLDERS' EQUITY

Warrants

As of March 31, 2024, the Company's outstanding warrants included 5,750,000 publicly-traded warrants (the "***Public Warrants***"), which were issued during ROCC's initial public offering on December 15, 2020, and 137,500 warrants sold in a private placement to ROCC's sponsor (the "***Private Warrants***" and together with the Public Warrants, the "***Warrants***"), which were assumed by the Company in connection with the Business Combination and exchanged into warrants for shares of Common Stock. Each whole Warrant entitles the registered holder to purchase one whole share of Common Stock at a price of $11.50 per share, provided that the Company has an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a registered holder may exercise its Warrants only for a whole number of shares of Common Stock. The Warrants will expire

(In U.S. dollars)

on July 28, 2026, which is five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

The Company may redeem the outstanding Public Warrants in whole, but not in part, at a price of $0.01 per warrant upon a minimum of 30 days' prior written notice of redemption, if and only if the last sale price of Common Stock equals or exceeds $18.00 per share for any 20-trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the registered holders. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a cashless basis. In no event will the Company be required to net cash settle the warrant exercise. The Private Warrants are identical to the Public Warrants, except that the Private Warrants are exercisable for cash or on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Warrants under ASC Topic 480, *Distinguishing Liabilities from Equity* ("***ASC 480***") and ASC Topic 815, *Derivatives and Hedging* ("***ASC 815***"), and in accordance with its accounting policies, concluded they meet the criteria to be equity classified as they were determined to be indexed in the Company's stock and meet the requirements for equity classification.

NOTE 12. SHARE-BASED COMPENSATION

2021 Incentive Plan

On July 28, 2021, in connection with the Business Combination, the Company adopted the Reservoir Media, Inc. 2021 Omnibus Incentive Plan (the "***2021 Incentive Plan***"), which became effective on such date. 9,726,247 authorized shares of Common Stock were reserved for issuance under the 2021 Incentive Plan. In addition, pursuant to terms of the Merger Agreement, at the effective time of the Business Combination, options previously granted under the Reservoir Holdings, Inc. 2019 Long Term Incentive Plan (the "***Previous RHI 2019 Incentive Plan***") to purchase shares of RHI Common Stock were converted into options to purchase 1,494,848 shares of Common Stock pursuant to the 2021 Incentive Plan.

Beginning on April 1, 2022 and ending on March 31, 2031, the aggregate number of shares of Common Stock that may be issued under the 2021 Incentive Plan will automatically increase by the lesser of (a) 3% of the total number of shares of Common Stock issued and outstanding on the last day of the preceding fiscal year on a fully diluted basis and assuming that all shares available for issuance under the 2021 Incentive Plan are issued and outstanding, or (b) such number of Shares determined by the Board. As of the effective date of the 2021 Incentive Plan, no further stock awards have been or will be granted under the Previous RHI 2019 Incentive Plan, and the Previous RHI 2019 Incentive Plan is no longer in effect. As of March 31, 2024, 11,555,584 shares of Common Stock were available for the Company to grant under the 2021 Incentive Plan.

The 2021 Incentive Plan is administered by the compensation committee of the Board (the "***Compensation Committee***"). The exercise prices, vesting and other restrictions are determined by the Board, except that the exercise price per share of a stock option may not be less than 100% of the fair value of the Common Stock on the date of grant. Stock options awarded under the 2021 Incentive Plan typically expire 10 years after the date of the grant and generally have vesting conditions that the Compensation Committee will determine.

Share-based compensation expense totaled $3,386,543 ($2,632,957, net of taxes) and $3,202,642 ($2,468,522, net of taxes) during the fiscal years ended March 31, 2024 and 2023, respectively. Share-based compensation expense is classified as "Administration expenses" in the accompanying consolidated statements of income.

(In U.S. dollars)

During the fiscal years ended March 31, 2024 and 2023, the Company granted restricted stock units (“***RSUs***”) to satisfy previous obligations to issue a variable number of equity awards based on a fixed monetary amount. Prior to the issuance of these RSUs, the Company classified these awards as liabilities. Upon issuance of the RSU’s the awards became equity-classified as they no longer met the criteria to be liability-classified and liabilities of $744,167 and $1,171,428 were reclassified from accounts payable and accrued liabilities to additional paid-in capital during the fiscal years ended March 31, 2024 and 2023, respectively.

Restricted Stock Units

During the fiscal year ended March 31, 2024 and 2023, the Company granted RSUs to certain employees and executive officers under the 2021 Incentive Plan. RSUs are not entitled to dividends or dividend equivalents and are not considered to be participating securities. During the fiscal year ended March 31, 2024, 233,783 of these RSUs vested, with the remainder scheduled to vest over the following 2.2 years.The Company records share-based compensation expense for RSUs based on their grant date fair value.

The following is a summary of RSU activity for the fiscal year ended March 31, 2024:

	Total Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of April 1, 2023	469,137	$6.44
Granted	599,159	$6.19
Vested and settled	(434,925)	$6.59
Forfeited	(4,734)	$6.34
Outstanding as of March 31, 2024	628,637	$6.22

Outstanding RSUs as of April 1, 2023, and RSUs vested and settled during the fiscal year ended March 31, 2024 include 217,864 RSUs with a weighted average grant date fair value of $1,392,157 that vested on March 31, 2023 and converted to common shares in April 2023. Outstanding RSUs as of March 31, 2024, include 16,722 RSUs with a weighted average grant date fair value of $110,833 that vested on March 31, 2024, which will convert to common shares at future dates.

The total fair value, determined as of the date of vesting, of RSUs vested and converted to common shares of the Company during the fiscal year ended March 31, 2024 was $2,705,309.

Stock Options

All stock options outstanding as of March 31, 2024 were granted under the Previous RHI 2019 Inventive Plan. Each option to acquire a share of RHI Common Stock issued under the Previous RHI 2019 Incentive Plan that was outstanding immediately prior to the consummation of the Business Combination became fully vested in accordance with the original terms of the awards. Each fully vested option was then converted into an option to purchase shares of Common Stock, with the number of shares of Common Stock subject to the options and exercise price adjusted commensurately with the Exchange Ratio of 196.06562028646, as defined in the Merger Agreement. Prior to vesting, the Company recorded share-based compensation expense for stock options based on the estimated fair value of the stock options on the date of the grant using the Black-Scholes option-pricing model.

(In U.S. dollars)

The following table is a summary of stock option activity under the Plan for the fiscal year ended March 31, 2024:

	Total Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
Outstanding as of April 1, 2023	1,438,382	$5.11		
Granted	—			
Exercised	(56,466)	$5.11		
Forfeited	(101,034)	$5.11		
Outstanding as of March 31, 2024	1,280,882	$5.11	$3,612,087	5.1
Exercisable as of March 31, 2024	1,280,882	$5.11	$3,612,087	—
Vested or expected to vest as of March 31, 2024	1,280,882	$5.11	$3,612,087	5.1

NOTE 13. EARNINGS PER SHARE

The following table summarizes the basic and diluted earnings per common share calculation for the fiscal years ended March 31, 2024 and 2023:

	2024	2023
Basic earnings per common share		
Net income attributable to Reservoir Media, Inc.	$ 644,937	$ 2,539,201
Weighted average common shares outstanding – basic	64,757,112	64,339,703
Earnings per common share – basic	$ 0.01	$ 0.04
Diluted earnings per common share		
Net income attributable to Reservoir Media, Inc.	$ 644,937	$ 2,539,201
Weighted average common shares outstanding – basic	64,757,112	64,339,703
Weighted average effect of potentially dilutive securities: Effect of dilutive stock options and RSUs	498,789	493,504
Weighted average common shares outstanding – diluted	65,255,901	64,833,207
Earnings per common share – diluted	$ 0.01	$ 0.04

Because of their anti-dilutive effect, 5,948,391 shares of Common Stock equivalents comprised of 60,891 RSUs and 5,887,500 warrants have been excluded from the diluted earnings per share calculation for the fiscal year ended March 31, 2024. Because of their anti-dilutive effect, 5,914,526 shares of Common Stock equivalents comprised of 27,026 RSUs and 5,887,500 warrants have been excluded from the diluted earnings per share calculation for the fiscal year ended March 31, 2023.

NOTE 14. FINANCIAL INSTRUMENTS

The Company is exposed to the following risks related to its financial instruments:

(a) Credit Risk

Credit risk arises from the possibility that the Company's debtors may be unable to fulfill their financial obligations. Revenues earned from publishing and distribution companies are concentrated in the music and entertainment industry. The Company monitors its exposure to credit risk on a regular basis.

(In U.S. dollars)

(b) Interest Rate Risk

The Company is exposed to market risk from changes in interest rates on its secured line of credit. As described in Note 7, "*Secured Line of Credit,*" the Company entered into interest rate swap agreements to partially reduce its exposure to fluctuations in interest rates on its Credit Facilities.

The fair value of the outstanding interest rate swaps consisted of a $5,753,488 asset and a $121,374 liability at March 31, 2024, and a $6,756,884 asset as of March 31, 2023. Fair value is determined using Level 2 inputs, which are based on quoted prices and market observable data of similar instruments. The change in the unrealized fair value of the swaps during the fiscal year ended March 31, 2024 of $1,124,770 was recorded as a Loss on fair value of swaps. The change in the unrealized fair value of the swaps during the fiscal year ended March 31, 2023 of $2,765,082 was recorded as a Gain on fair value of swaps.

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk in fluctuations of currency rates on its revenue from royalties, writers' fees and its subsidiaries' operations.

(d) Financial Instruments

Financial instruments not described elsewhere include cash, accounts receivable, accounts payable, accrued liabilities and borrowing under its secured line of credit. The carrying values of these instruments as of March 31, 2024 and 2023 do not differ materially from their respective fair values due to the immediate or short-term duration of these items or their bearing market-related rates of interest.

NOTE 15. LEASES

The Company leases its business premises under operating leases which have expiration dates between 2025 – 2033. Many of the Company's leases provide for future rent escalations and renewal options. Most of the Company's leases also obligate the Company to pay, as lessee, variable lease cost related to an allocation of maintenance, insurance and property taxes.

The Company defines lease term as the noncancellable term of the lease plus any renewals covered by renewal options that are reasonably certain of exercise based on the Company's assessment of relevant economic factors. The noncancellable term of the lease commences on the date the lessor makes the underlying property in the lease available to the Company, irrespective of when lease payments begin under the contract.

The Company recognizes a right-of-use ("***ROU***") asset and lease liability at lease commencement, which are measured by discounting lease payments using the Company's incremental borrowing rate as the discount rate. The Company determines the incremental borrowing rate applicable to each lease by reference to its outstanding secured borrowings and implied spreads over the risk-free discount rates that correspond to the term of each lease. Subsequent amortization of the ROU asset and accretion of the lease liability for an operating lease is recognized as a single lease cost, on a straight-line basis, over the lease term. Reductions of the ROU asset and the change in the lease liability are included in changes in Other long-term assets and liabilities in the Consolidated Statement of Cash Flows.

The Company reassesses lease classification and remeasures ROU assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate contract or upon certain other events that require reassessment. Maintenance and property tax expenses are accounted for on an accrual basis as variable lease cost.

(In U.S. dollars)

The following is a summary of lease cost for the fiscal years ended March 31, 2024 and 2023:

	2024	2023
Operating lease cost	$1,502,702	$1,247,074
Variable lease cost	67,308	42,176
Total lease cost	$1,570,010	$1,289,250

The following is a summary of supplemental cash flow information related to leases for the fiscal years ended March 31, 2024 and 2023:

	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$1,215,691	$ 818,828
Right-of-use assets received in exchange for operating lease obligations	$ 595,370	$6,084,281

Supplemental balance sheet information related to leases is as follows:

	Classification	2024	2023
Operating lease right-of-use assets	Operating lease right of use assets, net	$6,988,340	$7,356,312
Current portion of operating lease liabilities	Other current liabilities	$ 968,420	$ 700,755
Noncurrent portion of operating lease liabilities	Operating lease liabilities, net of current portion	$6,720,287	$7,072,553

The following is a summary of the weighted average remaining lease term and average discount rate for the Company's operating leases as of March 31, 2024 and 2023:

	2024	2023
Weighted-average remaining lease term (in years)	7.9	8.7
Weighted-average discount rate	6.1%	6.0%

Maturities of the Company's operating lease liabilities as of March 31, 2024 were as follows for the fiscal years ending March 31:

Fiscal year ended March 31:	
2025	$ 1,451,871
2026	1,392,887
2027	1,142,188
2028	952,370
2029	1,001,225
Thereafter	4,010,432
Total lease payments	9,950,973
Less: imputed interest	(2,262,266)
Present value of operating lease payments	7,688,707
Less: current portion of operating lease liabilities	(968,420)
Operating lease liabilities, net of current portion	$ 6,720,287

(In U.S. dollars)

NOTE 16. CONTINGENCIES AND COMMITMENTS

(a) Royalty Advances

The Company has committed to make payments for additional Royalty advances totaling $1,777,375 through March 2025, and a further $888,492 through March 2027, subject to certain conditions. These Royalty advances are to be used to fund future music compositions and sound recordings and will be recorded as royalty advances when paid.

(b) Deferred Acquisition costs

As discussed in Note 8, "*Other Liabilities*" the Company has obligations related to certain asset purchases and acquisitions, which are recorded as liabilities. Some of those agreements call for additional amounts to be paid based on future performance of the assets. The Company has recorded liabilities based on its view of the future performance of those assets, but it is possible that the actual performance and resulting obligations may be different than current estimates.

(c) Litigation

The Company is subject to claims and contingencies in the normal course of business. To the extent the Company cannot predict the outcome of the claims and contingencies or estimate the amount of any loss that may result, no provision for any contingent liabilities has been made in the consolidated financial statements. The Company believes that losses resulting from these matters, if any, would not have a material adverse effect on the financial position, results of operations or cash flows of the Company. All such matters which the Company concludes are probable to result in a loss and for which management can reasonably estimate the amount of such loss have been accrued for within these consolidated financial statements.

The Company was involved in a royalty dispute, which commenced in 2017, and was settled in October 2023 (the "***Royalty Dispute***"). Under the terms of the Company's royalty contract, the Company was indemnified for legal expenses and attorneys' fees incurred by the Company in connection with the Royalty Dispute, including, without limitation, the right to withhold royalties or offset all such legal expenses and attorneys' fees against royalties otherwise owed under the contract. The Company recorded legal expenses and attorneys' fees incurred as recoupable advances against the royalty account under such contract beginning in 2017. In September 2023, the Company engaged in mediation sessions in an effort to reach a settlement of the Royalty Dispute. Following such mediation and associated settlement negotiations, the Company agreed to pay previously accrued but unpaid royalties plus interest and forego its right to recoup its historical legal expenses and attorneys' fees in order to resolve the Royalty Dispute. Consequently, during the year ended March 31, 2024, the Company recorded approximately $2,700,000 of Administration expenses to write-off recoupable legal expenses and attorneys' fees and recorded $620,000 of interest expense based on amounts it paid in October 2023.

NOTE 17. SEGMENT REPORTING

The Company's business is organized in two reportable segments: Music Publishing and Recorded Music. The Company identified its Chief Executive Officer as its CODM. The Company's CODM evaluates financial performance of its segments based on several factors, of which the primary financial measure is operating income before depreciation and amortization ("***OIBDA***"). The accounting policies of the Company's business segments are consistent with the Company's policies for the consolidated financial statements. The Company does not have sales between segments.

(In U.S. dollars)

The following tables present total revenue and reconciliation of OIBDA to operating income by segment for the fiscal years ended March 31, 2024 and 2023:

	Fiscal Year Ended March 31, 2024			
	Music Publishing	Recorded Music	Other	Consolidated
Total revenue	$96,193,309	$42,366,504	$6,295,877	$144,855,690
Reconciliation of OIBDA to operating income:				
Operating income	9,918,187	13,215,678	1,441,959	24,575,824
Amortization and depreciation	18,966,453	5,924,558	94,677	24,985,688
OIBDA	$28,884,640	$19,140,236	$1,536,636	$ 49,561,512

	Fiscal Year Ended March 31, 2023			
	Music Publishing	Recorded Music	Other	Consolidated
Total revenue	$83,833,948	$34,824,973	$3,627,609	$122,286,530
Reconciliation of OIBDA to operating income:				
Operating income	8,692,387	11,488,846	876,484	21,057,717
Amortization and depreciation	16,521,149	5,463,282	90,466	22,074,897
OIBDA	$25,213,536	$16,952,128	$ 966,950	$ 43,132,614

The Company's CODM manages assets on a consolidated basis. Accordingly, segment assets are not reported to the Company's CODM, used to allocate resources or assess performance of the segments, and therefore, total segment assets have not been disclosed.

Total long-lived assets by country are as follows as of March 31, 2024 and 2023:

	2024	2023
United States	$339,041	$352,433
United Kingdom	212,369	215,906

During the fiscal years ended March 31, 2024 and 2023, a single external customer accounted for 11% and 10%, respectively, of total revenues, and is included in both the Music Publishing and Recorded Music segments. No other customer accounted for more than 10% of revenue.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. In making this evaluation, management considered the material weakness in our internal controls over financial reporting described below. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2023, the period covered in this report, our disclosure controls and procedures were not effective.

Notwithstanding the assessment that our disclosure controls and procedures are not effective and that material weaknesses existed as of March 31, 2024, we believe that we have performed sufficient supplementary procedures to ensure that the consolidated financial statements contained in this filing fairly present our financial position, results of operations and cash flows for the reporting periods covered herein in all material respects.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024. In making this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("*COSO*") in Internal Control-Integrated Framework (2013). Based on this assessment, management has concluded that, as of March 31, 2024, our internal control over financial reporting was not effective due to the material weaknesses described below.

Under the rules and regulations of the SEC, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the JOBS Act.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We previously disclosed in our Annual Report on Form 10-K for the period ended March 31, 2023 as well as in our Quarterly Reports on Form 10-Q for each interim period in fiscal 2024, a material weakness in our internal control over financial reporting relating to (i) an ineffective control environment due to improper segregation of duties and a lack of qualified personnel to address certain complex accounting transactions, and (ii) an ineffective risk assessment process resulting in improper design of control activities to address certain risks of material misstatement. As described below, we have made progress in addressing these weaknesses during the current fiscal year. However, we have not yet fully remediated the material weaknesses as of March 31, 2024.

Remediation Efforts and Status of Material Weakness

During fiscal 2024, we continued to take significant steps to remediate the material weaknesses described above as follows:

(i) an ineffective control environment due to improper segregation of duties and a lack of qualified personnel to address certain complex accounting transactions

- Enhanced our segregation of duties by reassigning certain responsibilities, further restricting privileged access to our Enterprise Resource Planning (ERP) and other systems, establishing automated workflow within our ERP to enforce segregation of duties between preparation and review / approval of journal entries for most legal entities with plans to implement this common control for the remainder of the entities

- Improved our knowledge of complex accounting transactions by retaining third party specialists on complex technical accounting issues and taxes, as well as previously hired additional accounting personnel with the requisite experience to improve our general accounting and financial reporting processes

(ii) an ineffective risk assessment process resulting in improper design of control activities to address certain risks of material misstatement.

- Conducted a financial statement line-item risk assessment to identify significant entities, accounts, assertions, risks, business processes, business applications, and service providers that could have a material impact on the accuracy and completeness of our financial statements. This risk assessment served as the foundation of our fiscal year 2024 Sarbanes-Oxley compliance program

- Conducted a fraud risk assessment in accordance with COSO Internal Control — Integrated Framework Principle 8: Assesses Fraud Risk

- Expanded and enhanced our process-level risk and control documentation, as well as the design of controls and documentation supporting control execution for multiple material account balances, including entity level controls and information technology general controls

- Provided training to process and control owners

- Enhanced relevant policies, procedures, guidelines, and documentation templates

We continue to improve our processes and control activities, and are testing the design and operating effectiveness of our newly implemented and enhanced controls as remediation progresses.

While the Company has made significant progress this year, we will not be able to fully remediate these material weaknesses until we have implemented the remaining planned corrective actions and the applicable controls operate effectively for a sufficient period of time. Our management will continue to monitor the effectiveness of our remediation plans in future periods and will make the changes we determine to be appropriate.

Changes in Internal Control over Financial Reporting

Other than the specific remediation activities noted above, there have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 9B.   Other Information

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

None of our directors or officers (as defined in Rule 16a-1 (f) under the Exchange Act) adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each as defined in Item 408 of Regulation S-K) during the period covered by this Annual Report on Form 10-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.

Code of Ethics

We have adopted a Code of Ethics, which is applicable to all directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. Our Code of Ethics is posted on our Investor Relations website at *https://investors.reservoir-media.com/* on the Corporate Governance page of the website. To the extent required by SEC rules, we intend to disclose any amendments to our Code of Ethics, and any waiver of a provision of the Code of Ethics with respect to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website referred to above following any such amendment or waiver.

Item 11.   Executive Compensation

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.

Item 13.   Certain Relationships and Related Transactions, Director Independence

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.

Item 14.   Principal Accounting Fees and Services

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.

Item 15.   Exhibits and Financial Statement Schedules

   (a)   The following documents are filed as a part of this Annual Report:

     1)   *Financial Statements.*   Our financial statements are included in Part II, Item 8 of this Annual Report.

     2)   *Financial Statements Schedules.*   All schedules are omitted either because they are not applicable, not required, or the information required to be set forth therein is included under Part II, Item 8 of this Annual Report.

     3)   *Exhibits.*   The exhibits listed in the Exhibit Index immediately below are filed as part of this Annual Report.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of April 14, 2021, by and among Roth CH Acquisition II Co., Roth CH II Merger Sub Corp. and Reservoir Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on July 28, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of Reservoir Media, Inc. (incorporated by reference to Exhibit 3.1 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on July 28, 2021).
3.2	Amended and Restated Bylaws of Reservoir Media, Inc. (incorporated by reference to Exhibit 3.2 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on July 28, 2021).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Amendment No. 1 to Roth CH Acquisition II Co.'s Registration Statement on Form S 1 filed with the SEC on December 7, 2020).
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Amendment No. 1 to Roth CH Acquisition II Co.'s Registration Statement on Form S 1 filed with the SEC on December 7, 2020).
4.3	Warrant Agreement, dated as of December 10, 2020, by and between Continental Stock Transfer & Trust Company and Roth CH Acquisition II Co. (incorporated by reference to Exhibit 4.1 to Roth CH Acquisition II Co.'s Current Report on Form 8 K filed with the SEC on December 16, 2020).
4.4	Stockholders Agreement, dated as of April 14, 2021, by and among Roth CH Acquisition II Co., Reservoir Holdings, Inc. and CHLM Sponsor 1 LLC (incorporated by reference to Exhibit 10.5 to Roth CH Acquisition II Co.'s Current Report on Form 8 K filed with the SEC on April 15, 2021).
4.5	Description of Securities (incorporated by reference to Exhibit 4.6 to Reservoir Media Inc's Annual Report on Form 10-K filed with the SEC on June 21, 2022).
10.1	Amended and Restated Registration Rights Agreement, dated as of April 14, 2021, by and among Roth CH Acquisition II Co., Roth CH Acquisition II Co.'s executive officers, directors and securityholders and Reservoir Holdings, Inc.'s securityholders (incorporated by reference to Exhibit 10.6 to Roth CH Acquisition II Co.'s Current Report on Form 8 K filed with the SEC on April 15, 2021).
10.2	Form of Registration Rights Agreement, dated as of April 14, 2021, entered into by Roth CH Acquisition II Co. in connection with the PIPE Investment (incorporated by reference to Exhibit 10.4 to Roth CH Acquisition II Co.'s Current Report on Form 8 K filed with the SEC on April 15, 2021).

Exhibit Number	Exhibit Description
10.3†	Fourth Amended and Restated Credit Agreement, dated as of July 28, 2021, by and among Reservoir Media Management, Inc., Reservoir Media, Inc., the lenders party thereto from time to time and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.6 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on July 28, 2021).
10.4†	First Amendment to the Fourth Amended and Restated Credit Agreement, dated as of December 7, 2021, by and among Reservoir Media Management, Inc., Reservoir Media, Inc., the other loan parties party thereto from time to time, the lenders party thereto from time to time and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on December 7, 2021).
10.5	Second Amendment to the Fourth Amended and Restated Credit Agreement, dated as of December 16, 2022, by and among Reservoir Media Management, Inc., Reservoir Media, Inc., the other loan parties party thereto from time to time, the lenders party thereto from time to time and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to Reservoir Media, Inc.'s Current Report on Form 8-K filed with the SEC on December 20, 2022).
10.6+	Reservoir Media, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.7+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Reservoir Media, Inc.'s Annual Report on Form 10-K filed with the SEC on June 21, 2022).
10.8+	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.9+	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.10+	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.11+	Form of Stock Award Agreement (incorporated by reference to Exhibit 10.5 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.12+	Amended & Restated Letter of Employment, dated June 29, 2023, by and between Reservoir Media Management, Inc. and Golnar Khosrowshahi (incorporated by reference to Exhibit 10.1 to Reservoir Media Inc's Quarterly Report on Form 10-Q filed with the SEC on August 2, 2023).
10.13+	Amended and Restated Letter of Employment, dated April 1, 2021, by and between Reservoir Media Management, Inc. and Rell Lafargue (incorporated by reference to Exhibit 10.14 to Roth CH Acquisition II Co.'s Registration Statement on Form S 1 filed with the SEC on July 1, 2021).
10.14+	Amended and Restated Letter of Employment, dated May 26, 2022, by and between Reservoir Media Management, Inc. and Jim Heindlmeyer (incorporated by reference to Exhibit 10.16 to Reservoir Media Inc's Annual Report on Form 10-K filed with the SEC on June 21, 2022).
21.1**	Subsidiaries of Reservoir Media, Inc.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Exhibit Description
31.2*	Certification of Chief Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Clawback Policy of Reservoir Media, Inc.
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

---

*   Filed herewith.

**   Furnished herewith.

†   Portions of this exhibit have been omitted pursuant to Item 601(a)(v) of Regulation S-K.

+   Indicates a management contract or compensatory plan or agreement.

Item 16.   **Form 10-K Summary**

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2024


RESERVOIR MEDIA, INC.


By: /s/ Golnar Khosrowshahi
   Name: Golnar Khosrowshahi
   Title: Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Golnar Khosrowshahi Golnar Khosrowshahi	Chief Executive Officer and Director (Principal Executive Officer)	May 30, 2024
/s/ Jim Heindlmeyer Jim Heindlmeyer	Chief Financial Officer (Principal Financial and Accounting Officer)	May 30, 2024
/s/ Rell Lafargue Rell Lafargue	President, Chief Operating Officer and Director	May 30, 2024
/s/ Stephen M. Cook Stephen M. Cook	Director	May 30, 2024
/s/ Helima Croft Helima Croft	Director	May 30, 2024
/s/ Ezra S. Field Ezra S. Field	Chair of the Board of Directors	May 30, 2024
/s/ Neil de Gelder Neil de Gelder	Director	May 30, 2024
/s/ Jennifer G. Koss Jennifer G. Koss	Director	May 30, 2024
/s/ Adam Rothstein Adam Rothstein	Director	May 30, 2024
/s/ Ryan P. Taylor Ryan P. Taylor	Director	May 30, 2024

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization	% Ownership*
Reservoir Holdings, Inc.	Delaware	100.00%
Reservoir Media Management, Inc.	Delaware	100.00%
Tommy Boy Music, LLC	Delaware	100.00%
Reservoir Media Management UK Limited (f/k/a Reservoir/Reverb Music Limited)	England and Wales	100.00%
Big Life Management Limited	England and Wales	100.00%
RISTER PROD	France	100.00%
Shapiro, Bernstein & Co. Limited	England and Wales	100.00%
Outdustry Limited	England and Wales	15.34%
PopArabia FZ-LLC	Abu Dhabi Media Free Zone, United Arab Emirates	51.00%
Esmaa Arabia FZ-LLC	Abu Dhabi Media Free Zone, United Arab Emirates	100.00%
Blue Raincoat Music Limited	England and Wales	100.00%
Chrysalis Records Limited	England and Wales	100.00%
Ensign Records Limited	England and Wales	100.00%
Blue Raincoat Artists Limited	England and Wales	50.10%
Audio Up Inc.	Delaware	<1.00%

Ownership percentages relate to that of the entity directly above, with indentation used to reflect intermediary levels of ownership.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-266370 and 333-278985 on Form S-3 and Registration Statement No. 333-260255 on Form S-8 of our report dated May 30, 2024, relating to the financial statements of Reservoir Media, Inc., appearing in the Annual Report on Form 10-K of Reservoir Media, Inc., for the year ended March 31, 2024.

/s/ Deloitte & Touche LLP
New York, NY
May 30, 2024

EXHIBIT 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13A-14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Golnar Khosrowshahi, certify that:

1. I have reviewed this Annual Report on Form 10-K of Reservoir Media, Inc. (the "***registrant***");

2. Based on my knowledge, this Annual Report on Form 10-K does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 10-K;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report on Form 10-K;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report on Form 10-K our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-K based on such evaluation; and

    d) Disclosed in this Annual Report on Form 10-K any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 30, 2024

By: /s/ Golnar Khosrowshahi
Name: Golnar Khosrowshahi
Title: Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13A-14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jim Heindlmeyer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Reservoir Media, Inc. (the "*registrant*");

2. Based on my knowledge, this Annual Report on Form 10-K does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 10-K;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report on Form 10-K;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report on Form 10-K our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-K based on such evaluation; and

   d) Disclosed in this Annual Report on Form 10-K any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 30, 2024

By: /s/ Jim Heindlmeyer
Name: Jim Heindlmeyer
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Reservoir Media, Inc. (the "*Company*") for the fiscal year ended March 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Golnar Khosrowshahi, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 30, 2024

By: /s/ Golnar Khosrowshahi
_____
Name: Golnar Khosrowshahi
Title: Chief Executive Officer (Principal Executive Officer)

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Reservoir Media, Inc. (the "*Company*") for the fiscal year ended March 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Jim Heindlmeyer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 30, 2024

By: /s/ Jim Heindlmeyer
_____
Name: Jim Heindlmeyer
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 97.1

RESERVOIR MEDIA, INC.

CLAWBACK POLICY
Effective October 2, 2023

The Board of Directors ("**Board**") of Reservoir Media, Inc. (the "**Company**") has adopted this Clawback Policy (this "**Policy**") to provide for the recovery of erroneously awarded incentive-based Compensation from executive officers in accordance with the listing requirements of The Nasdaq Stock Market ("**Nasdaq**"), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act")** ("**Rule 10D-1**").

A. Application of Policy

This Policy applies in the event of <u>any</u> restatement ("**Restatement**") of the Company's financial results due to its material non-compliance with financial reporting requirements under the securities laws. This Policy does not apply to restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company's internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; and (5) revision for stock splits, reverse stock splits, dividends or other changes in capital structure (collectively the "**Restatement Exclusions**").

B. Executive Officers Subject to the Policy

All "executive officers" of the Company are covered by this Policy, regardless of whether they had any responsibility for the financial statement errors which required Restatement. "Executive Officers" as used herein means the Company's current or former Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer. (the "**Executive Officers**").

C. Compensation Subject to the Policy

This Policy applies to any incentive-based compensation received by an Executive Officer during the period (the "**Clawback Period**") consisting of any of the three fiscal completed years immediately preceding:

- the date that the Company's Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or

- the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any "financial reporting measure". Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed "received" in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

For example, certain incentive-based compensation includes an annual EBITDA bonus that is based on the Company's Adjusted EBITDA for the fiscal year, whether paid in cash or in the form of an equity award. In addition, certain incentive- based compensation includes a cash performance bonus to the extent that the performance metrics used to calculate such bonus include financial reporting measures such as revenue or EBITDA.

Incentive-based compensation does not include base annual salary, compensation which is awarded based solely on service to the Company (e.g. a time- vested award, including time-vesting stock options or restricted share units), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

D. Amount Required to be Repaid Pursuant to this Policy

The amount of incentive-based compensation that must be repaid (subject to the few limitations discussed below) is the amount of incentive-based compensation received by the Executive Officer or former Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the "**Recoverable Amount**"). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount and provide supporting documentation, in each case in accordance with Securities Exchange Commission and Nasdaq rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer or former Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure.

Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable

Amount will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded.

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If equity compensation is recoverable due to being granted to or vested by the Executive Officer, in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

- if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;

- if the equity award has been exercised or settled into shares (the "**Underlying Shares**"), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

- if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the Compensation Committee determines that it would be impracticable to recover the such amount because (1) the direct costs of enforcing recovery would exceed the Recoverable Amount and/or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

E. Additional Clawback Required by Section 304 of the Sarbanes-Oxley Act of 2002

In addition to the provisions described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

- any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and

- any profits realized from the sale of securities of the Company during that 12-month period.

F. Crediting of Recovery Amounts

To the extent that subsections A, B, C and D of this policy (the "**Rule 10D-1 Clawback Requirements**") would provide for recovery of incentive-based compensation recoverable by the Company pursuant to Section 304 of the Sarbanes- Oxley Act, in accordance with subsection E of this policy (the "**Sarbanes-Oxley Clawback Requirements**"), and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Company.

G. Effective Date

This Policy shall be effective as of October 2, 2023 (the "**Effective Date**") and shall apply to any and all Incentive Compensation that is approved, awarded or granted to Executive Officers on or after that date and any Incentive Compensation that is outstanding as of the Effective Date."

H. General Provisions

This Policy shall be administered by the Compensation Committee and may be amended from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The Company will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way

detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its Subsidiaries.

All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its Subsidiaries and the persons to whom this Policy applies. Executive Officers are required to acknowledge that they have read this Policy annually. If you have questions about the interpretation of this Policy, please contact the Office of General Counsel (ogc@reservoir-media.com).

Adopted: October 27, 2023

Exhibit A

ACKNOWLEDGEMENT OF RESERVOIR MEDIA'S CLAWBACK POLICY

By my signature below, I acknowledge and agree that:

- I have received and read the attached Clawback Policy for the Recovery of Erroneously Awarded Compensation (this "***Policy***").

- I hereby agree to abide by all of the terms of this Policy both during and after my employment with Reservoir, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature:

_____

Printed Name:

_____

Date:

_____



Corporate Address
Reservoir Media, Inc.
200 Varick Street, Suite 801
New York, NY 10014

Transfer Agent and Registrar
For assistance on matters such as lost shares or name changes on shares, please contact:
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
United States of America
https://www.continentalstock.com

Corporate Counsel
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Independent Auditors
Deloitte & Touche LLP
New York, New York

Stock Market Listing
Our common stock and warrants are traded on the NASDAQ Global Select Market under the symbols "RSVR" and "RSVRW," respectively.

Annual Meeting
You are cordially invited to attend the 2024 Annual Meeting of Stockholders to be held on August 8, 2024, at 12:00 p.m. Eastern Standard time (the "Annual Meeting"). The Annual Meeting will be a virtual stockholder meeting and can be accessed by visiting www.virtualshareholdermeeting.com/RSVR2024. Information regarding how to attend will be included in the proxy materials for the Annual Meeting. All stockholders of record as of the close of business on June 13, 2024 will be sent a formal notice of the meeting and proxy materials.

Investor Relations
Reservoir Media, Inc.
200 Varick Street, Suite 801
New York, NY 10014
Attention: Investor Relations
https://investors.reservoir-media.com
E-mail: ir@reservoir-media.com

Alpha IR Group
Attn: Jackie Marcus
Telephone: (312) 445-2870
E-mail: rsvr@alpha-ir.com







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